

2019
Proxy Statement

PINNACLE WEST CAPITAL CORPORATION

Through Pinnacle West's core energy business, Arizona Public Service Company, we are setting the course for a sustainable energy future in Arizona.



Fifty percent of our diverse energy mix comes from carbon-free resources, including renewables, energy efficiency and nuclear from the nation's largest producer of clean-air energy, Palo Verde Generating Station, and we're pursuing even more clean energy resources.



We deliver safe, affordable and reliable energy for the benefit of the customers and communities that we serve while offering a growing portfolio of energy products and services to meet their changing needs.



We stay true to our mission to safely and efficiently deliver reliable energy to our customers. Our performance consistently ranks in the top quartile for reliability based on industry standards for frequency and duration of customer outages.



We appreciate our role as stewards for Arizona, whether it's keeping the lights on, giving back and volunteering in the communities we serve, or providing employment opportunities for future generations.

FEATURING THE ART OF BRUCE AIKEN

One of today's leading painters of the American Southwest, Bruce Aiken arrived in Arizona in 1970, and it did not take him long to discover the beauty of the Grand Canyon. He and his wife, Mary, raised their three children in the canyon's depths at Roaring Springs, while he maintained a dual career as an artist and National Park Service employee before retiring from NPS in 2006.

Aiken's work has been collected around the world and featured on the History Channel and in *National Geographic* magazine, as well as in his award-winning book, *Bruce Aiken's Grand Canyon – An Intimate Affair.*

ON THE COVER:
Bright Angel Point



Message from our Chairman, President and CEO

To our Shareholders:

On behalf of our Board of Directors, management and employees, I invite you to participate in our 2019 Annual Meeting of Shareholders. The meeting will be held at 10:30 a.m. (MST), Wednesday, May 15, 2019. Details regarding how to attend the meeting and the business to be conducted are in the accompanying Notice of Annual Meeting and Proxy Statement.

Pinnacle West achieved another year of strong performance as we continued to focus on delivering on our commitments to the shareholders who trust us with their investment, customers who depend on us, the communities we serve, and our dedicated team members.

Our Commitment to our Shareholders

Inside the Proxy Statement Summary you will see a number of our shareholder value creation and operational accomplishments. It is an impressive list, and one that I and the senior management team are proud to share with you.

Here are just a few of those achievements:

- Pinnacle West increased the dividend for the 7th straight year, by 6% in 2018;
- Total shareholder value increased $341 million in 2018, $3.3 billion over the last three years, and $5.1 billion over the last five years;
- Total shareholder return was 3.6%, 16.7%, 46.2% and 92.7% for the 1, 2, 3 and 5-year periods respectively, outperforming the electric utility industry and the broader market in the 2, 3 and 5-year periods; and
- Our share price reached an all-time intraday high and an all-time closing price high on December 13, 2018.

In addition to delivering strong financial performance, we continue to focus on our sustainability efforts. In its November 6, 2018 report, MSCI ESG Research, LLC ("MSCI") once again gave us an Environmental, Sustainability and Governance "A" rating. We serve our customers with an energy mix that is 50% clean energy. Our 10 grid-scale solar plants are powered by more than 1 million solar panels and our Palo Verde Generating Station, the largest nuclear power plant in the United States, provides nearly 70% of Arizona's carbon-free energy. Palo Verde also uses recycled wastewater to cool the plant.

Our Commitment to our Customers

Our commitment is to provide safe, affordable and reliable electricity for approximately 1.2 million customers throughout Arizona. Placing our Sun Valley to Morgan 500kV transmission line into service, which completed a more than 10-year long program to build a loop around Phoenix, Arizona in order to improve reliability to the valley, is one example of us delivering on that commitment. We also implemented a new rate structure that provides our customers with a number of new options and plans. We successfully migrated approximately 1 million residential customers to the new rates in just a few months.

Our Commitment to our Communities

In 2018, we donated $10.8 million to our communities with $3.6 million invested in education. Our employees pledged $2.4 million to our 2018 Community Services Fund Campaign (United Way) and contributed 121,000 volunteer hours. Our employees volunteered with a number of organizations, including St. Mary's Food Bank, Children's Museum of Phoenix, Habitat for Humanity and Big Brothers Big Sisters. In 2018 we launched our "Supply My Class-APS's Teacher Awards" program in which 1,000 K-8 teachers received $500 each to purchase classroom supplies.

Our Dedicated Team Members

Our employees are one of our greatest assets and we know it. In 2018 we focused on continuing to invest in our people. We revamped our onboarding process for our new hires during 2018 in order to improve the quality, timing, and delivery of the process for new employees. We also developed a new competency framework that went into effect during the first part of 2019. This new framework will target those competencies we have decided are critical to our vision, our mission and our future, and it allows us to create more robust development plans for our team members. We continued to transfer knowledge and know-how between our team members to increase productivity, reduce cost, retain critical knowledge and minimize risk. We recognize the benefits of diversity in our workforce. Among our new hires in 2018, 36% of our external hires were ethnically or racially diverse, 30% were female and 20% were veterans. Looking at our team at the end of 2018, 31% were ethnically or racially diverse, 23% were female, and more than 20% were veterans. With respect to our employees, a few of our shareholders have inquired about #MeToo issues and our sexual harassment policies. As I recently reemphasized to each of our employees, we will not tolerate inappropriate or unethical behavior in the workplace. Period. We live by our Code of Ethics and our Core, which you can read more about on page 23 of the Proxy Statement.

I am both privileged and proud to lead Pinnacle West. Our men and women are working to shape a better, sustainable future for our customers and our communities, and in that process, they are also building a more valuable company for our shareholders.

Thank you for the confidence you place in Pinnacle West through your investment.

Sincerely,



Donald E. Brandt
Chairman of the Board, President and Chief Executive Officer



Additional highlighted accomplishments of our Company's 2018 performance are set forth in the Proxy Statement beginning on page 3."

PINNACLE WEST
CAPITAL CORPORATION

Message from our Lead Director

Dear Fellow Shareholders,

On behalf of the Board, I thank you for your investment in Pinnacle West. As we approach our 2019 Annual Meeting, I take this opportunity to provide you with an update on how your Board is approaching and addressing key areas of shareholder interest, particularly with respect to governance and succession planning.

Driving Shareholder Value Creation and Promoting a Sustainable Energy Future

As directors of Arizona's largest and longest-serving electric company, we view operational excellence as paramount to long-term value creation for our shareholders. Our management team continues to drive outstanding operational execution while growing our business and leveraging technology to promote a long-term sustainable energy future. These efforts have resulted in strong returns for our shareholders: our annualized total shareholder return since May 1, 2009, when Don Brandt took over as CEO, is 17.1%, which exceeded the annualized returns of the S&P 1500 Electric Utilities Index of 11.1% and the S&P 500 Index of 13.9%.

Thoughtful and Systematic Management Succession Planning Process

As you would expect for a company with a highly skilled and long-tenured management team, the Board is very engaged in succession planning to ensure that we are building a sustainable leadership pipeline. CEO and senior leadership succession planning continues to be a focus for the Board, and we have been executing on a very deliberate succession and development plan. Last year we saw some of those succession plans implemented. For example, the Board promoted Jeff Guldner to the position of President of APS where he has responsibility for all aspects of APS excluding nuclear generation. Mark Schiavoni, Executive Vice President and Chief Operating Officer, retired and Daniel Froetscher became our Executive Vice President, Operations of APS. Daniel took over responsibility for all the non-nuclear operations of our business – our fossil plants, transmission and distribution and customer service. In August of 2018 we hired Robert Smith as Senior Vice President and General Counsel of Pinnacle West and APS, taking over the General Counsel position previously held by Mr. Guldner. We have strategically selected successors for our management team who we are confident will lead our Company successfully into the future with continued strong and sustainable performance.

Robust Board Refreshment Planning Practices

The Board has established strong practices to support regular Board evaluation and refreshment. In 2016, the Board adopted a Director Retirement Policy to facilitate an orderly transition of Board members. Under the policy, 70% of our current independent directors will retire by 2025. Roy Herberger, who retired in May of 2018, was the first director to retire under this policy.

Our plan to refresh the Board and its leadership encompasses the following:

- Development of a matrix of our Board members' current skills and experience;
- Evaluation of the skills and experience leaving our Board;
- Assessment of skills and experience needed to guide the company's future long-term plans; and
- Identification of incoming committee chairs one year in advance of assuming chair leadership to ensure proper transition.

Consistent with our Board refreshment plan, the Board identified Rick Fox as the director to succeed Roy Herberger as the Chairman of the Human Resources Committee. Rick was engaged in advance of Roy's retirement so that the transition of the Chairman position would be, and was, smooth and orderly.

We value diversity and require our outside director search firm to make diversity a focal point of all our searches, with an emphasis on women candidates. However, of equal importance is the experience and skill set an individual brings to the Board. As noted above, we have been through a transition with our senior management; bringing new leaders into place. The Board determined that a director with experience in senior management changes, as well as CEO or similar level experience, was a critical skill set we needed to target in 2018. We found those experiences in Jim Trevathan, who joined our Board in December of 2018.

Jim is an accomplished operating executive who is known for exceptional leadership skills and a strong track record of operational results over a 39-year career. Jim started at Waste Management, Inc. in 1979 and most recently served as Executive Vice President and Chief Operating Officer until his retirement at the end of 2018. Jim brings COO experience, with a focus on safety, environmental issues, customer service, disruptive technologies, and community and regulatory affairs. He also has experience with transitions in management. We are looking forward to working with Jim.



In 2016, the Board adopted a Director Retirement Policy to facilitate an orderly transition of Board members and implemented a plan to refresh the Board and its leadership."

Board-Driven Shareholder Engagement

Shareholder input is very valuable to the Board's decision-making. Pinnacle West has an established shareholder engagement program where we engage with our shareholders throughout the year to discuss issues or concerns and to answer questions. We learn a great deal through our engagement program. As you may recall, in 2017 we were disappointed with our say-on-pay vote. We reached out to our shareholders to hear their concerns, particularly with respect to our executive compensation program. We addressed their concerns. In 2018 our say-on-pay vote received a "for" vote of 93%. We thank you for your input and your support.

Active and Engaged Board

Our independent Board members are expected to be active, engaged and contributing members. Our discussions are focused on oversight of Pinnacle West's business strategy, targeting the Company's critical areas of focus of shareholder value, operational excellence, environment, customer value, employees, security, and the communities we serve. This year we held a combined total of 32 Board and Board committee meetings, including an all-day session at the Palo Verde Generating Station. In addition to the Board meetings, our directors have focused on our shareholder engagement program and participated in meetings held by the Palo Verde Off-Site Safety Review Committee and by the Institute of Nuclear Power Operations.

In September the Board received presentations from engineers enrolled in and recently graduated from the incoming engineer programs with each of the Fossil, Palo Verde, and Transmission and Distribution business units. These presentations provided the Board with significant insights into the programs in place to recruit and retain engineers, as well as the work performed by the engineers and the impacts they have made across the Company.

On behalf of the Board, I thank our shareholders for their time and feedback. I am pleased to provide this additional window into the Board's activities in 2018 and express our commitment to running our business for the long-term value creation for our shareholders. We appreciate your support at our 2019 Annual Meeting.

Sincerely,



Kathryn L. Munro
Lead Director

Table of Contents

MESSAGE FROM OUR CHAIRMAN, PRESIDENT AND CEO	**i**
MESSAGE FROM OUR LEAD DIRECTOR	**iii**
NOTICE OF THE 2019 ANNUAL MEETING OF SHAREHOLDERS	**1**
PROXY STATEMENT SUMMARY	**2**
Who We Are	2
2018 Highlights and Achievements	3
Governance Practices	6
Shareholder Engagement	7
Director Nominees, Their Skills, Experience, Diversity and Tenure	8
Executive Compensation Program	11
INFORMATION ABOUT OUR BOARD AND CORPORATE GOVERNANCE	**12**
Director Qualifications	12
Selection of Nominees for the Board	14
Board Structure and Processes	15
Other Matters	23
DIRECTOR NOMINEES FOR THE 2019 ANNUAL MEETING	**27**
Director Independence	38
Board Meetings and Attendance	39
Directors' Compensation	40
EXECUTIVE COMPENSATION	**42**
Human Resources Committee Report	43
Compensation Discussion and Analysis ("CD&A")	43
Executive Summary	44
Our Philosophy and Objectives	49
Setting Executive Compensation	49
Executive Compensation Components	53
Other Considerations	67
Summary Compensation Table	69
Grants of Plan-Based Awards	71
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table	72
Outstanding Equity Awards at Fiscal Year-End	73
Option Exercises and Stock Vested	75
Pension Benefits	76

Discussion of Pension Benefits 76

Nonqualified Deferred Compensation 79

Discussion of Nonqualified Deferred Compensation 80

Potential Payments upon Termination or Change of Control 81

Pay Ratio 87

AUDIT MATTERS   88

The Independent Accountant 88

Pre-Approval Policies 89

Audit Fees 90

REPORT OF THE AUDIT COMMITTEE   91

STOCK MATTERS   92

Ownership of Pinnacle West Stock 92

Section 16(a) Beneficial Ownership Reporting Compliance 93

SHAREHOLDER PROPOSAL   94

PROXY STATEMENT — GENERAL INFORMATION   96

Time, Date and Place 96

Notice of Internet Availability 96

Record Date; Shareholders Entitled to Vote 97

Voting 97

Quorum 97

Vote Required 98

Board Recommendations 98

Delivery of Annual Reports and Proxy Statements to a Shared Address and Obtaining a Copy 99

Shareholder Proposals for the 2020 Annual Meeting 99

Proxy Solicitation 99

OTHER MATTERS   100

Related Party Transactions 100

Human Resources Committee Interlocks and Insider Participation 100

HELPFUL RESOURCES   101

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Notice of the 2019 Annual Meeting of Shareholders



DATE AND TIME
Wednesday, May 15, 2019 at 10:30 a.m., Mountain Standard Time



LOCATION
Online at www.virtualshareholdermeeting.com/PNW



WHO CAN VOTE
All shareholders of record at the close of business on March 8, 2019 are entitled to notice of and to vote at the Annual Meeting

VOTING ITEMS

BOARD RECOMMENDATION

Proposal 1	To elect eleven directors to serve until the 2020 Annual Meeting of Shareholders	✓ **FOR each director nominee**
Proposal 2	To hold an advisory vote to approve executive compensation	✓ **FOR**
Proposal 3	To ratify the appointment of our independent accountant for the year ending December 31, 2019	✓ **FOR**
Proposal 4	A shareholder proposal asking the Company to amend its governing documents to reduce the ownership threshold to 10% to call special shareholder meetings, if properly presented at the Annual Meeting of Shareholders	⊗ **AGAINST**

ADVANCE VOTING METHODS

Your vote is important. Whether you plan to participate in the Annual Meeting or not, please promptly vote by telephone, over the Internet, by proxy card, or by voting instruction form.

 **INTERNET** www.proxyvote.com

 **TELEPHONE** 1-800-690-6903

 **MAIL** Mark, sign, date, and mail your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States).

By order of the Board of Directors,



Diane Wood
Corporate Secretary
March 28, 2019

The Proxy Statement and form of proxy are first being made available to shareholders on or about March 28, 2019.

EXECUTIVE OFFICES ADDRESS:
PINNACLE WEST CAPITAL CORPORATION
Post Office Box 53999
Phoenix, Arizona 85072-3999

Proxy Statement Summary

This summary highlights certain information contained elsewhere in this Proxy Statement. As it is only a summary, please read the complete Proxy Statement and 2018 Annual Report before you vote. The Proxy Statement and form of proxy are first being made available to shareholders on or about March 28, 2019.

Who We Are

We are Pinnacle West Capital Corporation ("Pinnacle West", "PNW" or the "Company"). We are an investor owned electric utility holding company based in Phoenix, Arizona with consolidated assets of about $18 billion. For over 130 years, Pinnacle West and our affiliates have provided energy and energy-related products to people and businesses throughout Arizona. Our success enables us to reinvest in our home state's growth and give back to our communities, enhancing Arizona's continued economic and cultural vitality.

Pinnacle West derives essentially all of our revenues and earnings from our principal subsidiary, Arizona Public Service Company ("APS"). APS is a wholly-owned, vertically-integrated electric utility that provides either retail or wholesale electric service to most of the State of Arizona. APS is also the operator and co-owner of the Palo Verde Generating Station – a primary source of electricity for the Southwest and the largest nuclear power plant in the United States.



APS is Arizona's largest and longest-serving electric company that generates safe, affordable and reliable electricity for approximately 1.2 million retail and residential customers in 11 of Arizona's 15 counties.

Our Strategy to Drive Value



CRITICAL AREAS OF FOCUS
Employees
Operational Excellence
Security
Environment
Customer Value
Community
Shareholder Value
VALUES
Safety
Integrity & Trust
Respect & Inclusion
Accountability
VISION
Creating a sustainable energy future for Arizona.
MISSION
We safely and efficiently deliver reliable energy to meet the changing needs of our customers.

The Core is our strategic framework. It sets forth the basis from which we operate by defining our vision, mission, critical areas of focus, and values. The framework affirms our corporate values of safety, integrity and trust, respect and inclusion, and accountability. This is the foundation from which our long-term strategy is built.

For example, employees are an element of our Core and one of our greatest assets. The Core helps us focus on keeping them safe, fostering a healthy and balanced environment, supporting their development through training and mentoring and encouraging engagement. This culture not only benefits each individual employee, it also positions our Company for long-term sustainable success.

Strategic Priorities

The **Core** continues to serve as the foundation for all strategic and business initiatives. In turn, our performance metrics reinforce our highest priorities, including operational excellence, financial strength and leveraging economic growth, in a tangible, measurable way, and allow us to monitor and enhance our progress.

Building on that foundation, the APS Business Plan is anchored by four themes that align with industry trends shaping our future and the way we do business:

Consumer Engagement	Flexible Resources	Employees	Innovation
Deliver value-added programs and services that derive from consumer insights and strengthen our brand for the future	Develop new initiatives and businesses that leverage our core capabilities	Adopt sustainable programs to invest in our people today and in the future	Integrate new technologies to enhance performance, reliability and the overall experience of our customers and employees

2018 Highlights and Achievements

Shareholder Value

Our management team has delivered superior performance:

TOTAL SHAREHOLDER RETURN*

(%)



Pinnacle West Common Stock
S&P 500 Index
Edison Electric Institute Index

$8.8

BILLION

Total Shareholder Value Creation

2009–2018

VALUE OF $100 INVESTED AS OF DECEMBER 31, 2008

($)



Pinnacle West Common Stock
S&P 500 Index
Edison Electric Institute Index

*   Periods ending December 31, 2018

2018 Financial and Operating Highlights

✓ PNW **increased its dividend for the 7th consecutive year**, by 6%

✓ APS continued successful operation of the Palo Verde Generating Station, a nuclear energy facility that is the largest **clean-air** generator in the United States

✓ Maintained **strong credit ratings** from all three rating agencies

✓ **Robust training and development opportunities for employees** including leadership academies, rotational programs, individual development plans, mentoring programs, industry certifications and loaned executive programs

✓ Four Corners Power Plant $400 million **pollution control equipment installation completed on time and under budget**

Achievements



Awarded the **HIRE Vets Medallion Award** presented by the U.S. Department of Labor for excellence in veteran hiring



Earned **2018 IMPACT Award as "Arizona Advocate"** from the Greater Phoenix Chamber of Commerce



Received the **Torch of Liberty award** from the Arizona Anti-Defamation League for our support of diversity and inclusion

Community Engagement



Employees pledged **$2.4 million through our Company-sponsored charitable giving program,** through which the Company provides a 50% match



Contributed **$10.8 million to our communities**, with $3.6 million invested in education



Employees donated **121,000 volunteer hours** to community organizations



APS completed its 20th Diverse Supplier Training Program offering training to small and diverse business owners



Launched "Supply My Class-APS's Teacher Awards" program in which **1,000 K-8 teachers received $500 each** to purchase classroom supplies



Each year we set aside $1.25 million crisis bill support for customers in need – we increased that support for the benefit of customers in 2018 by $1.0 million for a total of $2.25 million, and then increased it again for the benefit of customers in 2019 by $1.5 million for a total of $2.75 million, $500,000 of which was designated for Arizonans affected by the federal government shutdown

Sustainability

Our commitment to create a sustainable future for our Company and our customers will continue to light our way to success — not just today but for years to come. We continue to make progress on our **five critical areas of sustainability**:



Carbon Management

Effectively reducing our carbon intensity and deploying a diverse, increasingly cleaner energy mix is **good for our customers, our communities and the environment.**

- **50% of our diverse energy mix is carbon free**
- Plan to **reduce carbon intensity by 23%** over the next 15 years
- Commitment to **exit coal by 2038**
- Surpassed the Paris Agreement greenhouse gas reduction goal 9 years early
- MSCI Environmental Sustainability and Governance **"A" rating** (as of November 6, 2018)

CUMULATIVE CARBON AVOIDANCE





Energy Innovation

APS is in the midst of one of the **greatest periods of change in our Company's 130-plus year history.**

- More than **1,400 MW** of installed solar capacity
- Plan to add at least **950 MW of clean energy technologies,** including solar and storage, by 2025



Our **10 grid-scale** solar plants are powered by more than **1 million solar panels**

1 MILLION
solar panels



Safety and Security

At APS, a commitment to safety and security is **fundamental to our business.**

- Ongoing cyber threat awareness training and multiple cyber-incident response drills to enhance preparedness
- Nearly **50% reduction** in physical security false alarms since 2016



Reducing Water Consumption

Operating in the water-constrained Southwest desert, APS is challenged to **maximize our use of recycled water resources.**

- **13% reduction** in groundwater use since 2014
- **20 billion gallons of wastewater recycled** each year to cool Palo Verde Generating Station

CONSERVATION OF NON-RENEWABLE WATER SUPPLIES

Decrease from 2014 baseline usage

12%
Goal
13%
Actual



Focused on our People

APS employees power our mission to **safely and efficiently generate and deliver reliable energy for our customers.**

- Average **employee tenure of 12.5 years** due to strong talent strategy
- Total **turnover for 2018 was 8.4% (3.3% of which were related to retirements)**
- Palo Verde hosted a Diversity and Inclusion Leadership Symposium



More than
20%
of our employees
are veterans

Maintained strong diversity among new hires.

36% were ethnically or racially diverse

30% were female

20% were veterans



To learn more about our sustainability efforts, please see our Corporate Responsibility Report located on our website (www.pinnaclewest.com).

Governance Practices

Our Board remains committed to maintaining strong corporate governance practices. Our practices include:

Board Independence

- Independent Lead Director role with clearly defined and robust responsibilities
- Ten of our eleven directors are independent and the members of all of the Board Committees are independent
- **A director retirement policy** at age 75



10/11
independent directors

Board Performance

- Annual Board and Director evaluations and discussions with the Lead Director
- Director skills and experience necessary to provide oversight of our strategy and operations

Shareholder Rights

- Proxy access rights allowing up to 20 shareholders owning 3% of our outstanding stock for at least 3 years to nominate up to 25% of the Board
- Annual elections of all directors (see pages 8-9 of this Proxy Statement Summary for a list of the nominees)
- **No poison pill plan** or similar anti-takeover provision in place
- **No supermajority provisions** in our Articles of Incorporation or Bylaws



Proxy Access
3%
3 years
20 shareholders

Board Policies and Practices

- **Robust board refreshment and management succession planning**
- **Strong ongoing shareholder engagement program** that continued in 2018, with increased emphasis on environmental, social, and governance practices
- Our directors and officers are prohibited from pledging or hedging our stock

> **Our strong corporate governance practices demonstrate the Board's commitment to enabling an effective structure to support the successful execution of our strategic priorities**

Shareholder Engagement

We have an established shareholder engagement program to maintain a dialogue with our shareholders throughout the year. Each year we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement.

SHAREHOLDER OUTREACH



50%

In 2018, we contacted the holders of approximately 50% of the shares outstanding.

BOARD ACCESS

Our Board is focused on shareholder feedback. Our Lead Director and other members of the Board, depending on the topic to be discussed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

WE LISTEN TO OUR SHAREHOLDERS

What our shareholders think is important to us and we want to ensure we have the opportunity to engage directly with our shareholders. We seek to maintain a transparent and productive dialogue with our shareholders by:

- ⊘ **Providing clear and timely information,**
- ⊘ **Seeking and listening to feedback, and**
- ⊘ **Being responsive.**

MATTERS DISCUSSED IN OUR FALL 2018 OUTREACH

- Our strategy
- Our performance
- Succession planning at the senior leadership level and Board refreshment
- Our people
- Executive compensation
- Sustainability

Director Nominees, their Skills, Experience, Diversity and Tenure

DONALD E. BRANDT

Chairman, President and CEO of Pinnacle West and Chairman and CEO of APS

Age: **64**[1]
Director since: **2009**
Committees: **None**

DENIS A. CORTESE, M.D.
INDEPENDENT
Director, Health Care Delivery and Policy Program, Arizona State University, and Emeritus President and CEO of the Mayo Clinic

Age: **74**
Director since: **2010**
Committees: **Audit, Human Resources, Nuclear and Operating**

INDEPENDENCE AND DIVERSITY

10/11
independent directors

3/11
directors are gender or ethnically diverse: Mses. Munro and Sims are women and Mr. Lopez is Hispanic

DALE E. KLEIN, PH.D.
INDEPENDENT
Professor of Mechanical Engineering, University of Texas at Austin

Age: **71**
Director since: **2010**
Committees: **Audit, Nuclear and Operating**

HUMBERTO S. LOPEZ
INDEPENDENT
Chairman of the Board, HSL Properties

Age: **73**
Director since: **1995**
Committees: **Audit, Finance (Chair), Human Resources**

PAULA J. SIMS
INDEPENDENT
Professor of Practice and Executive Coach, UNC Kenan Flagler Business School

Age: **57**
Director since: **2016**
Committees: **Finance, Nuclear and Operating**

JAMES E. TREVATHAN, JR.
INDEPENDENT
Former Executive Vice President and Chief Operating Officer, Waste Management, Inc.

Age: **65**
Director since: **2018**
Committees: **Human Resources, Nuclear and Operating**

[1] Directors' ages as of February 22, 2019.

RICHARD P. FOX
INDEPENDENT
Independent Consultant and former Managing Partner of Ernst & Young

Age: **71**
Director since: **2014**
Committees: **Audit (Financial Expert), Finance, Human Resources (Chair)**

MICHAEL L. GALLAGHER
INDEPENDENT
Chairman Emeritus, Gallagher and Kennedy, P.A.

Age: **74**
Director since: **1999**
Committees: **Corporate Governance, Nuclear and Operating (Chair)**

KATHRYN L. MUNRO
LEAD DIRECTOR
Principal, BridgeWest, LLC

Age: **70**
Director since: **2000**
Committees: **Corporate Governance (Chair), Finance, Human Resources**

BRUCE J. NORDSTROM
INDEPENDENT
President and CPA, Nordstrom & Associates, P.C.

Age: **69**
Director since: **2000**
Committees: **Audit (Chair, Financial Expert), Corporate Governance, Nuclear and Operating**

DAVID P. WAGENER
INDEPENDENT
Managing Partner, Wagener Capital Management

Age: **64**
Director since: **2014**
Committees: **Audit, Finance, Nuclear and Operating**

TENURE



11 years average tenure

4 0-5 years
2 6-10 years
5 11+ years

ANTICIPATED PERCENTAGE OF CURRENT INDEPENDENT DIRECTORS RETIRED BY 2025



70% of our current independent directors will retire over the next 6 years

Year No Longer Eligible for Nomination

DIRECTORS' KEY SKILLS AND EXPERIENCE

DONALD E. BRANDT
- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Nuclear Experience
- Extensive Knowledge of Company's Business Environment
- Government/Public Policy/Regulatory
- Utility Industry Experience

DENIS A. CORTESE, M.D.
- Complex Operations Experience
- Customer Perspectives
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Risk Oversight and Risk Management

RICHARD P. FOX
- Audit Expertise
- Business Strategy
- Customer Perspectives
- Human Capital Management
- Financial Literacy/Accounting
- Public Board Service
- Risk Oversight and Risk Management

MICHAEL L. GALLAGHER
- Business Strategy
- Corporate Governance
- Customer Perspectives
- Finance/Capital Allocation
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Public Board Service

DALE E. KLEIN, PH.D.
- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience

HUMBERTO S. LOPEZ
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Human Capital Management
- Investment Experience
- Risk Oversight and Risk Management

KATHRYN L. MUNRO
- CEO/Senior Leadership
- Corporate Governance
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management

BRUCE J. NORDSTROM
- Audit Expertise
- Corporate Governance
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Financial Literacy/Accounting
- Human Capital Management
- Risk Oversight and Risk Management

PAULA J. SIMS
- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Nuclear Experience
- Government/Public Policy/Regulatory
- Risk Oversight and Risk Management
- Utility Industry Experience

JAMES E. TREVATHAN, JR.
- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Risk Oversight and Risk Management

DAVID P. WAGENER
- Business Strategy
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

FINANCE AND ACCOUNTING

2/11
Audit Expertise

4/11
Finance/Capital Allocation

7/11
Financial Literacy/Accounting

3/11
Investment Experience

BUSINESS OPERATIONS AND STRATEGY

6/11
Business Strategy

5/11
Complex Operations Experience

3/11
Corporate Governance

5/11
Customer Perspectives

5/11
Extensive Knowledge of Company's Business Environment

LARGE ORGANIZATIONAL LEADERSHIP

5/11
CEO/Senior Leadership

4/11
Public Board Service

8/11
Human Capital Management

THE COMPANY'S INDUSTRY

3/11
Nuclear Experience

4/11
Utility Industry Experience

PUBLIC POLICY AND REGULATORY COMPLIANCE

5/11
Government/Public Policy/Regulatory

RISK OVERSIGHT AND RISK MANAGEMENT

8/11
Risk Oversight and Risk Management

Executive Compensation Program

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy centers on the core objectives of maintaining alignment with shareholder interests and retaining key management.

Our incentive program structure and metrics are **designed to drive sustained value creation** for shareholders, with incentive compensation tied to the Company's total shareholder return ("TSR"), earnings, and the achievement of measurable and sustainable business and individual goals. See the CD&A on page 43 for further details.

Pay Element		Performance Link
Annual Base Salary 28.5%	Fixed cash compensation	
Annual Incentives 21.5%	At risk cash compensation **Measurement Period:** 1 year	**Earnings** CEO: 62.5% Other NEOs[1]: 50.0% **Business Unit Performance** CEO: 37.5% Other NEOs[1]: 50.0%
Long-Term Incentives 50.0%	At risk equity compensation **Measurement Period:** 3 years	**Relative TSR** 50% **Relative Operational Performance** 50%
Performance Shares 70% **Restricted Stock Units ("RSU")** 30%	**Measurement Period:** Vest ratably over 4 years	**Stock Price**

[1] Named Executive Officers ("NEO") identified on page 43 of this Proxy Statement, excluding the CEO.

2018 CEO TOTAL COMPENSATION



88% AT RISK
12.1% Base Salary
15.2% Annual Incentive
72.7% Long Term Incentive[1]
Performance Shares 70%   RSUs 30%

2018 AVERAGE FOR OTHER NEOs' TOTAL COMPENSATION



68% AT RISK
31.7% Base Salary
45.5% Long Term Incentive
22.8% Target Annual Incentive

[1] Includes 2017 CEO Performance-Contingent Award (defined on page 48 of this Proxy Statement).

Information about our Board and Corporate Governance

Director Qualifications

The Bylaws and the Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended for a position on the Board. Under the Bylaws, a director must be a shareholder of the Company. The Corporate Governance Committee is responsible for identifying and recommending to the Board individuals qualified to become Directors. The Board believes that its membership should be composed of a combination of knowledge, skills, and experience in the areas discussed below.

Skills and Experience Possessed by our Board as a Group

Attributes and Characteristics	Relevance to our Company
Finance and Accounting	Because we are a publicly traded company subject to the rules of the SEC and the New York Stock Exchange ("NYSE"), and because we operate in a complex financial environment and are regulated by multiple regulators, we require strong financial, accounting and capital allocation skills and experience.
Business Operations and Strategy	As a large organization with complex operations, our Board must have a comprehensive combination of skills and experience in business operations and strategy in order to guide the development of our near- and long-term operational and strategic goals, which requires knowledge about the Company, our business environment and our customers' perspectives.
Large Organizational Leadership	Large organizational leadership experience, at both the management and director level, provides directors with the ability to effectively oversee management in setting, implementing and evaluating the Company's strategic objectives.
The Company's Industry	Possessing an understanding of both the utility industry and the nuclear industry is vital to understanding the challenges we face as we develop and implement our business strategy.
Public Policy and Regulatory Compliance	Operating in the heavily regulated utility industry, we are directly affected by public policy and the actions of various federal, state and local governmental agencies.
Risk Oversight and Risk Management	Operations in our industry require the development of policies and procedures that allow for the oversight of and effectively manage risk.

The Board believes that diversity, utilizing a broad meaning that includes race, gender, background, ethnicity, accomplishments, and other traits, is an important consideration in selecting candidates. We require our outside director search firm to make diversity a focal point of any of our searches, with an emphasis on women candidates. Additionally, each Director should possess the following core characteristics:

Core Attributes and Characteristics Possessed by All Director Nominees

High Standards	We look for directors that set high standards and expectations for themselves and others and the accomplishment of those standards and expectations.
Informed Judgment	Directors should be thoughtful in their deliberations. We look for directors who demonstrate intelligence, wisdom and thoughtfulness in decision-making. Their decision-making process should include a willingness to thoroughly discuss issues, ask questions, express reservations and voice dissent.
Integrity and Accountability	Directors should act with integrity. We look for directors who have integrity and strength of character in their personal and professional dealings. Our directors should be prepared to be, and are, held accountable for their decisions.
Time and Effort	Directors should spend the necessary time to properly discharge their responsibilities as directors, including reviewing written materials provided to the Board or committee in advance of Board or committee meetings. Directors are expected to be present at all Board meetings, the Annual Meeting of Shareholders, and meetings of committees on which they serve. We also expect our directors to make themselves accessible to management upon request.
Other Commitments	We expect our directors to monitor their other commitments to ensure that these other commitments do not impact their service to our Company. Directors may not serve on more than three other boards of public companies in addition to the Pinnacle West Board without the prior approval of the Corporate Governance Committee. A director may not serve as a member of the Audit Committee if he or she serves on the audit committees of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee.
Stock Ownership	We expect our directors to have investments in the Company's stock that align with our shareholders. Our directors are expected to comply with our Director Stock Ownership Policy.

Selection of Nominees for the Board

The Corporate Governance Committee uses a variety of methods to identify and evaluate nominees for a director position:

BOARD SIZE

The Corporate Governance Committee regularly assesses the appropriate size of the Board, including whether any vacancies on the Board are expected due to retirement or otherwise.

BOARD KNOWLEDGE, SKILLS, EXPERTISE AND DIVERSITY

The Committee considers whether the Board reflects the appropriate balance of knowledge, skills, expertise, and diversity required for the Board as a whole.

SOURCING CANDIDATES

Candidates may be considered at any point during the year and come to the attention of the Corporate Governance Committee through current Board members, professional search firms or shareholders. The Corporate Governance Committee evaluates all nominees from these sources against the same criteria.

Other than Mr. Trevathan, all directors were elected at the 2018 Annual Meeting of Shareholders. In recruiting Mr. Trevathan, the Corporate Governance Committee retained the search firm of Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference and background checks, and provide related services. Candidates who passed the initial screening were then interviewed by members of the Corporate Governance Committee and Mr. Brandt. The Corporate Governance Committee recommended Mr. Trevathan for Board membership, and Mr. Trevathan was added to the Board in December 2018.

Shareholder Recommendation of Board Candidates for the 2020 Annual Meeting

Shareholder nominations for a director to the Board must be received by the Corporate Secretary at the address set forth below by November 22, 2019 ("Shareholder Nomination"):

Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004

Proxy Access

In February 2017, our Board amended the Bylaws to provide, among other things, that under certain circumstances a shareholder or group of shareholders may include director candidates that they have nominated in our annual meeting proxy statement — "proxy access". Under these provisions, a shareholder or group of up to 20 shareholders seeking to include director nominees in our annual meeting proxy statement must own 3% or more of our outstanding common stock continuously for at least the previous three years. Generally the number of qualifying shareholder-nominated candidates the Company will include in its annual meeting proxy materials will be limited to the greater of 25% of the Board or two candidates. Based on the current Board size of 11 directors, the maximum number of proxy access candidates we would be required to include in our proxy materials is two.

Nominees submitted under the proxy access provisions that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 25% maximum has been reached. If the number of shareholder-nominated candidates exceeds 25%, each nominating shareholder or group of shareholders may select one nominee for inclusion in our proxy materials until the maximum number is met. The order of selection would be determined by the amount (largest to smallest) of shares of our common stock held by each nominating shareholder or group of shareholders. Requests to include shareholder-nominated candidates under proxy access must be received by our Corporate Secretary at the address set forth above not earlier than the close of business on October 30, 2019 nor later than the close of business on November 29, 2019. The number of qualifying shareholder-nominated candidates the Company will include in its proxy materials under proxy access will be reduced on a one-for-one basis in the event the Company receives a Shareholder Nomination, but at least one qualifying shareholder-nominated proxy access nominee will be included in the proxy materials.

In all cases, shareholders and nominees must also comply with the applicable rules of the Securities and Exchange Commission ("SEC") and the applicable sections of our Bylaws relating to qualifications of nominees and nominating shareholders and disclosure requirements.

Board Structure and Processes

The Board's Leadership Structure

LEAD DIRECTOR

Kathryn L. Munro serves as the Company's Lead Director and chairs the Corporate Governance Committee. The Lead Director performs the following duties and responsibilities as set forth in our Corporate Governance Guidelines:

- Serves as a liaison between the Chairman of the Board (the "Chairman") and the independent directors;
- Advises the Chairman as to an appropriate schedule of Board meetings, reviews and provides the Chairman with input regarding agendas for the Board meetings and, as appropriate or as requested, reviews and provides the Chairman with input regarding information sent to the Board;
- Presides at all meetings at which the Chairman is not present, including executive sessions of the independent directors (which are regularly scheduled as part of each Board meeting) and calls meetings of the independent directors when necessary and appropriate;
- Oversees the Board and Board committee self-assessment process;
- Is available for appropriate consultation and direct communication with the Company's shareholders and other interested parties; and
- Performs such other duties as the Board may from time to time delegate.

These duties and responsibilities do not, however, fully capture Ms. Munro's active role in serving as our Lead Director. For example, Ms. Munro has regular discussions with the CEO, other members of the senior management team and members of the Board between Board meetings on a variety of topics, and she serves as a liaison between the CEO and the independent directors. Ms. Munro focuses the Board on key issues facing our Company and on topics of interest to the Board. She takes the lead on director recruitment and has a formal annual call with each non-employee director to discuss the Board, its functions, its membership, the individual's plan with respect to his or her continuing Board service, and any other topic the individual desires to discuss with our Lead Director. Her leadership fosters a Board culture of open discussion and deliberation to support sound decision-making. She also encourages communication between management and the Board to facilitate productive working relationships.

CHAIRMAN AND CEO POSITIONS

The Chairman is Donald E. Brandt, the Company's President and CEO. The independent directors believe that Mr. Brandt, as an experienced leader with extensive knowledge of the Company and our industry, serves as a highly effective conduit between the Board and management and that Mr. Brandt provides the vision and leadership to execute on the Company's strategy and create shareholder value. The Board believes that separating the roles of the CEO and Chairman and appointing an independent Board Chairman at this time would create an additional level of unneeded hierarchy that would only duplicate the activities already being vigorously carried out by our Lead Director.

Board Committees

The Board has the following standing committees: Audit; Corporate Governance; Finance; Human Resources; and Nuclear and Operating. All of the charters of the Board's committees are publicly available on the Company's website (www.pinnaclewest.com). All of our committees conduct a formal review of their charters every other year and as often as any committee member deems necessary. In the years in which a formal review is not conducted, the Board has tasked management with reviewing the charters and recommending any changes management deems necessary or reflective of good corporate governance. The charters are also changed as needed to comply with any corresponding changes to any applicable rule or regulation.

All of our committees are comprised of independent directors who meet the independence requirements of the NYSE rules, SEC rules, and the Company's Director Independence Standards, including any specific committee independence requirements. The duties and responsibilities of our committees are as follows:

Audit Committee



The audit function is critical to sound risk and financial management, and the members of the Audit Committee are committed to carrying out fully our duties to the Company and our shareholders."

-Bruce Nordstrom

2018 MEETINGS: 6

COMMITTEE MEMBERS:

Bruce J. Nordstrom, Chair
Denis A. Cortese
Richard P. Fox
Dale E. Klein
Humberto S. Lopez
David P. Wagener

KEY MEMBER SKILLS

2/6 Audit Expertise

3/6 Finance/Capital Allocation

6/6 Financial Literacy/Accounting

5/6 Risk Oversight and Risk Management

RESPONSIBILITIES:

The Audit Committee:

- Oversees the integrity of the Company's financial statements and internal controls;
- Appoints the independent accountants and is responsible for their qualifications, independence, performance (including resolution of disagreements between the independent accountants and management regarding financial reporting), and compensation;
- Participates in the selection of the independent accountants' new lead engagement partner each time a mandatory rotation occurs;
- Monitors the Company's compliance with legal and regulatory requirements;
- Sets policies for hiring employees or former employees of the independent accountants;
- Reviews the annual audited financial statements or quarterly financial statements, as applicable, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein;
- Discusses with management and the independent accountants significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;
- Reviews the Company's draft earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
- Discusses guidelines and policies to govern the process by which risk assessment and risk management is undertaken across the Company and discusses the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, and periodically reviews principal risks related to the Company's financial statements, audit functions, or other matters addressed by the Audit Committee; and
- Reviews management's monitoring of the Company's compliance with the Company's Code of Ethics and Business Practices.

The Board has determined that each member of the Audit Committee meets the NYSE experience requirements and that Mr. Nordstrom, the Chair of the Audit Committee, and Mr. Fox are "audit committee financial experts" under applicable SEC rules. None of the members of our Audit Committee, other than Mr. Fox, currently serve on more than three public company audit committees. Mr. Fox currently serves on the audit committees of four public companies, including Pinnacle West. Our Board has discussed with Mr. Fox the time and effort required to be devoted by Mr. Fox to his service on these committees and has affirmatively determined that such services do not impair Mr. Fox's ability to serve as an effective member of our Audit Committee.

Corporate Governance Committee



The Corporate Governance Committee is focused on effective and accountable governance practices in order to maximize the long-term value of the Company for its shareholders.

-Kathy Munro

2018 MEETINGS: 4

COMMITTEE MEMBERS:

Kathryn L. Munro, Chair
Michael L. Gallagher
Bruce J. Nordstrom

KEY MEMBER SKILLS

3/3 Corporate Governance

3/3 Extensive Knowledge of the Company's Business Environment

3/3 Human Capital Management

2/3 Public Board Service

RESPONSIBILITIES:

The Corporate Governance Committee:

- Reviews and assesses the Corporate Governance Guidelines;
- Develops and recommends to the Board criteria for selecting new directors;
- Identifies and evaluates individuals qualified to become members of the Board, consistent with the criteria for selecting new directors;
- Recommends director nominees to the Board;
- Recommends to the Board who should serve on each of the Board's committees;
- Reviews the results of the Annual Meeting shareholder votes;
- Reviews and makes recommendations to the Board regarding the selection of the CEO and CEO and senior management succession planning;
- Reviews the Company's Code of Ethics and Business Practices for compliance with applicable law;
- Recommends a process for responding to communications to the Board by shareholders and other interested parties;
- Reviews the independence of members of the Board and approves or ratifies certain types of related-party transactions;
- Reviews and makes recommendations to the Board regarding shareholder proposals requested for inclusion in the Company's proxy materials;
- Reviews and makes recommendations regarding proxy material disclosures related to the Company's corporate governance policies and practices;
- Periodically reviews principal risks relating to the Company's corporate governance policies and practices or other matters addressed by the Corporate Governance Committee;
- Oversees the Board and committee self-assessments on at least an annual basis; and
- Reviews and assesses the Company's Political Participation Policy, and then reviews the Company's policies and practices with respect to governmental affairs strategy and political activities in accordance with the Company's Political Participation Policy.

The Corporate Governance Committee periodically reviews and recommends to the Board amendments to the Corporate Governance Guidelines and the Political Participation Policy. The Corporate Governance Guidelines and the Political Participation Policy are available on the Company's website (www.pinnaclewest.com).

Finance Committee



The Finance Committee plays a key role in ensuring the financial health of the Company by providing oversight of the Company's financial performance, financing strategy and dividend policies and actions."

–Bert Lopez

2018 MEETINGS: 4

COMMITTEE MEMBERS:

Humberto S. Lopez, Chair
Richard P. Fox
Kathryn L. Munro
Paula J. Sims
David P. Wagener

KEY MEMBER SKILLS

1/5 Audit Expertise

2/5 Finance/Capital Allocation

3/5 Financial Literacy/Accounting

3/5 Investment Experience

RESPONSIBILITIES:

The Finance Committee:

- Reviews the historical and projected financial performance of the Company and its subsidiaries;
- Reviews the Company's financial condition, including sources of liquidity, cash flows and levels of indebtedness;
- Reviews and recommends approval of corporate short-term investment and borrowing policies;
- Reviews the Company's financing plan and recommends to the Board approval of the issuance of long-term debt, capital and/or financing leases or other arrangements incorporating the effective intent or purpose of providing any form of financing, common equity and preferred securities, and the establishment of credit facilities;
- Reviews the Company's use of guarantees and other forms of credit support;
- Reviews and monitors the Company's dividend policies and proposed dividend actions;
- Establishes and selects the members of the Company's Investment Management Committee to oversee the investment programs of the Company's trusts and benefit plans;
- Reviews and discusses with management the Company's process for allocating and managing capital;
- Reviews and recommends approval of the Company's annual capital budget;
- Reviews the Company's annual operations and maintenance budget and monitors throughout the year how the Company's actual spend tracks to the budget;
- Reviews the Company's insurance programs; and
- Periodically reviews principal risks relating to the Company's policies and practices concerning budgeting, financing credit exposures, or other matters addressed by the Finance Committee.

Human Resources Committee



The members of the Human Resources Committee are committed to the development of vigorous and effective practices and programs designed to attract and retain the talent required to achieve the Company's goals and objectives and drive shareholder value."

-Rick Fox

2018 MEETINGS: 5

COMMITTEE MEMBERS:

Richard P. Fox, Chair
Denis A. Cortese
Humberto S. Lopez
Kathryn L. Munro
James E. Trevathan, Jr.

KEY MEMBER SKILLS

2/5 CEO/Senior Leadership Experience

2/5 Extensive Knowledge of the Company's Business Environment

2/5 Business Strategy

5/5 Human Capital Management

2/5 Public Board Service

RESPONSIBILITIES:

The Human Resources Committee:

- Reviews management's programs for the attraction, retention, succession, motivation and development of the Company's human resources needed to achieve corporate objectives;
- Establishes the Company's executive compensation philosophy;
- Recommends to the Board persons for election as officers;
- Annually reviews the goals and performance of the officers of the Company and APS;
- Approves corporate goals and objectives relevant to the compensation of the CEO, assesses the CEO's performance in light of these goals and objectives, and sets the CEO's compensation based on this assessment;
- Makes recommendations to the Board with respect to non-CEO executive compensation and director compensation;
- Acts as the "committee" under the Company's long-term incentive plans;
- Reviews and discusses with management the Compensation Discussion and Analysis on executive compensation set forth in our proxy statements;
- Reviews the number, type, and design of the Company's pension, health, welfare and benefit plans;
- Periodically reviews principal risks relating to the Company's compensation and human resources policies and practices or other matters addressed by the Human Resources Committee; and
- Periodically reviews the Company's compensation policies and practices applicable to executive and non-executive employees to identify and assess potential material risks arising from the policies and practices.

Under the Human Resources Committee's charter, the Human Resources Committee may delegate authority to subcommittees, but did not do so in 2018. Additional information on the processes and procedures of the Human Resources Committee is provided under the heading "Compensation Discussion and Analysis ("CD&A")".

Nuclear and Operating Committee



In managing the oversight of the Company's overall operations, the N&O Committee takes accountability for ensuring that operations are performed in an efficient, safe, and secure manner. Cyber and physical security are key focus areas of the committee."

-Mike Gallagher

2018 MEETINGS: 5

COMMITTEE MEMBERS:

Michael L. Gallagher, Chair
Denis A. Cortese
Dale E. Klein
Bruce J. Nordstrom
Paula J. Sims
James E. Trevathan, Jr.
David P. Wagener

KEY MEMBER SKILLS

4/7 Complex Operations Experience

2/7 Extensive Knowledge of the Company's Business Environment

4/7 Government/Public Policy/Regulatory

2/7 Nuclear Experience

5/7 Risk Oversight and Risk Management

3/7 Utility Industry Experience

RESPONSIBILITIES:

The Nuclear and Operating Committee:

- Receives regular reports from management and monitors the overall performance of Palo Verde Generating Station;
- Reviews the results of major Palo Verde inspections and evaluations by external oversight groups, such as the Institute of Nuclear Power Operations ("INPO") and the Nuclear Regulatory Commission ("NRC");
- Monitors overall performance of the principal non-nuclear business functions of the Company and APS, including fossil energy generation, energy transmission and delivery, customer service, fuel supply and transportation, safety, legal compliance, and any significant incidents or events;
- Reviews regular reports from management concerning the environmental, health and safety ("EH&S") policies and practices of the Company, and monitors compliance by the Company with such policies and applicable laws and regulations;
- Reviews APS's planning for generation resources additions and significant expansions of its bulk transmission system;
- Periodically reviews principal risks related to the Company's nuclear, fossil generation, transmission and distribution, EH&S operations, or other matters addressed by the Nuclear and Operating Committee;
- Receives reports on the Company's sustainability initiatives and strategy; and
- Provides oversight of security policies, programs and controls for protection of cyber and physical assets.

In addition, the Nuclear and Operating Committee receives regular reports from the Off–Site Safety Review Committee (the "OSRC"). The OSRC provides independent assessments of the safe and reliable operations of Palo Verde. The OSRC is comprised of non-employee individuals with senior management experience in the nuclear industry and the Palo Verde Director of Nuclear Assurance.

Board Refreshment Planning

Our Board has developed a robust plan to refresh the Board and its leadership significantly over the next several years and beyond. The plan is designed to continue to provide for a well-qualified, diverse and highly independent Board, with the requisite experience and skills to provide effective oversight. This plan includes the identification of the current key skills and experience possessed by our members. A matrix of current key skills and experience possessed by our Board is on page 10 of this Proxy Statement. The identification of these skills and experiences, combined with a comprehensive Board evaluation process, provide visibility into the skills and experience leaving our Board in the future and allows for the identification of additional skills, experience or expertise needed to facilitate the Company's long-term strategy. This information is taken into account when identifying director nominees during the recruitment process.

70% of our independent directors will retire over the next 6 years

Director refreshment is overseen by the Corporate Governance Committee, which regularly assesses whether the composition of the Board reflects the knowledge, skills, expertise, and diversity appropriate to serve the needs of the Company. Four new members have joined the Board since 2014. The Board adopted a Director Retirement Policy in 2016, to better facilitate board refreshment and transition.

Director Retirement Policy

Under the Company's Corporate Governance Guidelines, an individual shall not be eligible to be nominated for election or re-election as a member of the Board of the Company or APS if, at the time of the nomination, the individual has attained the age of 75 years. This policy shall apply regardless of the source of the nomination or whether the nomination was made at a meeting of the Board of Directors, at an Annual Meeting or otherwise.

Board Evaluations

The Corporate Governance Committee has established a thorough evaluation process wherein each director completes a Board evaluation as well as an individual self-evaluation annually. The Board evaluation allows each director the opportunity to examine and evaluate the Board's composition and effectiveness, competency, accountability, deliberations and administration, and each committee, as well as the opportunity to identify any skills, experience or expertise the director believes should be represented, or more fully represented, on the Board. The individual self-evaluation asks each director to evaluate different areas of his or her performance as a director, including independence, expertise, judgment and skills.

The Board assessment results are reviewed both on a one-year stand-alone basis and on a three-year basis in order to identify any year-over-year trends. The assessment results are initially reviewed by the Lead Director. The Lead Director then has a formal annual call with each director to discuss the Board, its functions, its membership, the individual's plan with respect to his or her continuing Board service, and any other topic the individual desires to discuss with our Lead Director. The results of the evaluations and calls are presented to the Corporate Governance Committee and full Board each February. This process provides the Board the ability to assess the overall functioning of the Board as a whole, and identify any skills, experience or expertise needed to continue to provide effective oversight of the Company's long-term strategy. This process also allows the Board to identify any areas of concern, both with respect to the Board overall and with respect to individual performance. As performance issues are identified, they are addressed by the Lead Director and the Chairman as needed. The Lead Director is prepared to have any conversations necessary to keep the Board, and each individual director, functioning at a high-performing level.

Director Resignation Policies

We employ a plurality voting standard with a director resignation policy because we believe a majority voting policy is inconsistent with cumulative voting, which is mandated by the Arizona Constitution.

With respect to the election of directors, the Company's Bylaws provide that in an uncontested election, a director nominee who receives a greater number of votes cast "withheld" for his or her election than "for" such election will promptly tender his or her resignation to the Corporate Governance Committee. The Corporate Governance Committee is required to evaluate the resignation, taking into account the best interests of the Company and its shareholders, and will recommend to the Board whether to accept or reject the resignation.

Under the Company's Corporate Governance Guidelines, upon a substantial change in a director's primary business position from the position the director held when originally elected to the Board, a director is required to apprise the Corporate Governance Committee and to offer his or her resignation for consideration to the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the tendered resignation.

Other Matters

Codes of Ethics and APS Core Strategic Framework

To ensure the highest levels of business ethics, the Board has adopted the Code of Ethics and Business Practices, which applies to all employees, officers and directors, and the Code of Ethics for Financial Executives, both of which are described below:

CODE OF ETHICS AND BUSINESS PRACTICES ("CODE OF ETHICS")

Employees, directors and officers receive access to and training on the Code of Ethics when they join the Company or APS, as well as annual updates. The Code of Ethics helps ensure that employees, directors and officers of the Company and APS act with integrity and avoid any real or perceived violation of the Company's policies and applicable laws and regulations. The Company provides annual online training and examination covering the principles in the Code of Ethics. This training includes extensive discussion of the Company's values, an explanation of Company ethical standards, application of ethical standards in typical workplace scenarios, information on reporting concerns, assessment questions to measure understanding, and an agreement to abide by the Code of Ethics. All employees of the Company and APS and all of our directors complete the training.

CODE OF ETHICS FOR FINANCIAL EXECUTIVES

The Company has adopted a Code of Ethics for Financial Executives, which is designed to promote honest and ethical conduct and compliance with applicable laws and regulations, particularly as related to the maintenance of financial records, the preparation of financial statements, and proper public disclosure. "Financial Executive" means the Company's CEO, Chief Financial Officer, Chief Accounting Officer, Controller, Treasurer; and General Counsel, and the President, Chief Operating Officer and Executive Vice President, Operations of APS, and other persons designated from time to time as a Financial Executive subject to the Code of Ethics for Financial Executives by the Chair of the Audit Committee.

Both codes are available on the Company's website (www.pinnaclewest.com).

CORE

The Company and APS have adopted Core, which is a strategic framework that sets forth the foundation from which we operate. It defines our vision, mission, critical areas of focus, and values. APS's vision is to create a sustainable energy future for Arizona. APS's mission is to safely and efficiently deliver reliable energy to meet the changing needs of our customers. The critical areas of focus are employees, operational excellence, security, environment, customer value, community, and shareholder value. The framework affirms our corporate values of safety, integrity and trust, respect and inclusion, and accountability. Here is our Core:


CRITICAL AREAS OF FOCUS
Employees
Operational Excellence
Security
Environment
Customer Value
Community
Shareholder Value
VALUES
Safety
Integrity & Trust
Respect & Inclusion
Accountability
VISION
Creating a sustainable energy future for Arizona.
MISSION
We safely and efficiently deliver reliable energy to meet the changing needs of our customers.

The Core is our strategic framework. This is the Foundation from which our long-term strategy is built.

For example, employees are an element of our Core and one of our greatest assets. The Core helps us focus on keeping them safe, fostering a healthy and balanced environment, supporting their development through training and mentoring and encouraging engagement. This culture not only benefits each individual employee, it also positions our Company for long-term sustainable success.

The Board's Role in Risk Oversight

Top risks discussed by the Board and its committees in 2018 included cybersecurity, data privacy, critical technology systems, and utility regulation and policy in Arizona. The Board believes it is important to look at the list fresh each year as part of a diligent risk review.

Responsibility for the management of the Company's risks rests with the Company's senior management team. The Board's oversight of the Company's risk management function is designed to provide assurance that the Company's risk management processes are well adapted to and consistent with the Company's business and strategy, and are functioning as intended. The Board focuses on fostering a culture of risk awareness and risk-adjusted decision-making and ensuring that an appropriate "tone at the top" is established. The Board regularly discusses and updates a listing of areas of risk and a suggested allocation of responsibilities for such risks among the Board and the Board committees. The charter for each of our committees requires each committee to periodically review risks in their respective areas. Each committee:

- Receives periodic presentations from management about its assigned risk areas;
- Receives information about the effectiveness of the risk identification and mitigation measures being employed; and
- Discusses their risk reviews with the Board at least annually.

The Audit Committee periodically reviews the Company's risk assessment processes, guidelines, policies and program, as well as the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Enterprise Risk Management Program is run through the Executive Risk Committee ("ERC"). The ERC is comprised of senior level officers of the Company and is chaired by the Chief Financial Officer. Among other responsibilities, the ERC is responsible for ensuring that the Board receives timely information concerning the Company's material risks and risk management processes. The ERC provides the Board with a list of the Company's top risks on an annual basis. The internal enterprise risk management group reports to the Vice President, Controller and Chief Accounting Officer, who reports to the Executive Vice President and Chief Financial Officer. The internal risk management group is responsible for (1) implementing a consistent risk management framework and reporting process across the Company, and (2) ensuring that the ERC is informed of those processes and regularly apprised of existing material risks and the emergence of additional material risks.

Management Succession

Our Board places a high priority on senior management development and succession planning. While the Corporate Governance Committee has principal responsibility for overseeing CEO and other senior management succession planning, the full Board is actively involved in reviewing our senior management succession plans that will allow for smooth and thoughtful leadership transitions in the future.

Executive succession planning and senior management development were specific areas of focus for the Corporate Governance Committee in 2018. The Corporate Governance Committee engaged in thorough analysis and thoughtful discussions regarding the development and evaluation of current and potential senior leaders, as well as the development of executive succession plans. As noted in the message from our Lead Director, several of our succession plans were implemented in 2018 with the promotions of Jeff Guldner to President of APS and Daniel Froetscher to Executive Vice President, Operations of APS, and the hiring of Robert Smith as Senior Vice President and General Counsel of Pinnacle West and APS. Prior to joining us, Mr. Smith served as Senior Vice President and General Counsel of Columbia Pipeline Group, Inc. from 2014 until Columbia was acquired by TransCanada Corp. in 2016, and prior to that Mr. Smith served as Vice President, Deputy General Counsel and Corporate Secretary of NiSource Inc.

Given our need for specialized experience, we maintain strong management succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

Shareholder Engagement

OUR GOAL

What our shareholders think is important to us. We seek to maintain a transparent and productive dialogue with our shareholders by:

- **Providing clear and timely information,**
- **Seeking and listening to feedback, and**
- **Being responsive.**

OUR PLAN

To accomplish this goal, we have an established shareholder engagement program designed to maintain a dialogue with our shareholders. Each year we strive to respond to shareholder questions in a timely manner, conduct extensive proactive outreach to investors, and evaluate the information we provide to investors in an effort to continuously improve our engagement. In 2018, we contacted the holders of approximately 50% of the shares outstanding. Our Lead Director and other members of the Board, depending on the topic to be addressed, have participated in shareholder discussions, providing shareholders with direct access to the Board.

ANNUAL ENGAGEMENT CYCLE

SPRING

We publish annual communications to our shareholders: Annual Report, Proxy Statement, and Corporate Responsibility Report. We reach out to our shareholders and discuss proxy-related topics in connection with our Annual Meeting held in May.

SUMMER

We review the results of the Annual Meeting and potential improvements to our governance policies and practices. We reach out to our shareholders in order to discuss the Annual Meeting outcome and to understand their priorities for the year.



WINTER

The cycle concludes with the Board considering our shareholders feedback and determining whether to implement items in response.

FALL

We communicate shareholder feedback to the Board and use it to enhance our governance practices, our disclosures and our sustainability and compensation programs.

COMMUNICATING WITH THE BOARD

Shareholders and other parties interested in communicating with the Board or with the Lead Director may do so by writing to the Corporate Secretary, Pinnacle West Capital Corporation, 400 North Fifth Street, Mail Station 8602, Phoenix, Arizona 85004. The Corporate Secretary will transmit such communications, as appropriate, depending on the facts and circumstances outlined in the communications. In that regard, the Corporate Secretary has discretion to exclude communications that are unrelated to the duties and responsibilities of the Board, such as commercial advertisements or other forms of solicitations, service or billing matters and complaints related to individual employment-related actions.

Director Nominees for the 2019 Annual Meeting

Proposal 1

Election of Directors

 **The Board of Directors unanimously recommends a vote FOR the election of the nominated slate of directors**

The eleven nominees for election as directors are set forth below. All nominees will be elected for a one-year term that will expire at the 2020 Annual Meeting. The directors' ages are as of February 22, 2019. All of our directors also serve as directors of APS for no additional compensation.

Donald E. Brandt

Chairman of the Board, President and CEO of the Company and Chairman of the Board and CEO of APS

Age: **64**
Director since: **2009**

BACKGROUND

- Since April 2009: Chairman of the Board and CEO of the Company
- Since March 2008: President of the Company
- From May 2013 to December of 2018: President of APS
- Since April 2009: Chairman of the Board of APS
- Since March 2008: CEO of APS
- From December 2006 to January 2009: President of APS

QUALIFICATIONS

As Chairman of the Board, President and CEO of the Company and as Chairman of the Board and CEO of APS, Mr. Brandt has hands-on experience in leading a large, complex organization. This leadership, combined with nearly three decades of leadership experience in the utility industry, gives Mr. Brandt extensive knowledge of the factors affecting the Company's business environment and business strategy, including utility-specific financial and operational experience and public policy and regulatory knowledge. Mr. Brandt also has strategic nuclear expertise and currently serves as a Board Member of the Institute of Nuclear Power Operations ("INPO") and Edison Electric Institute ("EEI"), and is the immediate past Chairman of Nuclear Energy Institute ("NEI"), all major industry organizations that provide insight into nuclear, operational, financial and policy matters of great importance to the Company.

NOMINEE SKILLS AND EXPERIENCE

Mr. Brandt not only serves as our Chairman of the Board, President and CEO, he has been recognized as a leader in the industry, currently serving as a Board Member of INPO and EEI, and is the immediate past Chairman of NEI. Mr. Brandt brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Nuclear Experience
- Extensive Knowledge of Company's Business Environment
- Government/Public Policy/Regulatory
- Utility Industry Experience

Denis A. Cortese, M.D.

Independent Director

Age: **74**
Director since: **2010**

COMMITTEES

- Audit
- Human Resources
- Nuclear and Operating

BACKGROUND

- Since February 2010: Director of the ASU Health Care Delivery and Policy Program and a Foundation Professor in the Department of Biomedical Informatics, Ira A. Fulton School of Engineering and in the School of Health Management and Policy, W.P. Carey School of Business
- Since November 2009: Emeritus President and Chief Executive Officer of the Mayo Clinic (medical clinic and hospital services)
- From March 2003 until retirement in November 2009: President and Chief Executive Officer of the Mayo Clinic
- Dr. Cortese is also a director of Cerner Corporation

QUALIFICATIONS

As former President and Chief Executive Officer of the Mayo Clinic, a multi-state, complex hospital and medical care system, Dr. Cortese gained extensive experience in human capital management, risk oversight and risk management, customer perspectives, and leading complex organizations with multiple constituencies. He led an organization that delivers strong and efficient customer service, which parallels the Company's strategies. Through his service at Mayo, he developed experience in finance, capital allocation, accounting, and regulation, and his background in public policy development, science and technology brings valuable perspective to issues that face the Company.

NOMINEE SKILLS AND EXPERIENCE

Dr. Cortese, former President and CEO of Mayo Clinic, a worldwide leader in medical care with operations located throughout the United States, brings the following key attributes to the Company:

- Complex Operations Experience
- Customer Perspectives
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Risk Oversight and Risk Management

Richard P. Fox

Independent Director

Age: **71**
Director since: **2014**

BACKGROUND

- Since 2001: Consultant and independent board member for companies in various industries
- Mr. Fox previously held executive, operational and financial positions at CyberSafe Corporation ("CyberSafe"), Wall Data, Incorporated ("Wall Data") and PACCAR Inc., and is a former Managing Partner of Ernst & Young's Seattle office
- Mr. Fox is also a director of LiveRamp Holdings, Inc. (successor to Acxiom Corporation), FrontDoor, Inc., and Univar, Inc.
- Within the past five years, Mr. Fox has served as a director of ServiceMaster Global Holdings, FLOW International Corporation, and Pendrell Corporation

QUALIFICATIONS

As a former Managing Partner of Ernst & Young and as former Chief Financial Officer of Wall Data and President and Chief Operating Officer of CyberSafe, Mr. Fox has a deep understanding of auditing, financial and accounting matters. Mr. Fox has also served on the boards of several companies throughout his career, including seven public companies, giving him extensive insights into business strategy, human capital management and compensation, risk oversight and risk management, and the customer perspective. His extensive board experience, including service on various audit committees and finance committees, including chairmanships, adds to the Board's depth and capabilities.

NOMINEE SKILLS AND EXPERIENCE

As a former Managing Partner of Ernst & Young, one of the "Big Four" auditing firms with multinational operations, Mr. Fox brings the following key attributes to the Company:

- Audit Expertise
- Business Strategy
- Customer Perspectives
- Human Capital Management
- Financial Literacy/Accounting
- Public Board Service
- Risk Oversight and Risk Management

Michael L. Gallagher

Independent Director

Age: **74**
Director since: **1999**

COMMITTEES

- Nuclear and Operating (Chair)
- Corporate Governance

BACKGROUND

- Since 2001: Chairman Emeritus of Gallagher & Kennedy P.A. ("Gallagher & Kennedy") in Phoenix, Arizona (an Arizona based law firm)
- From 1978 through 2000: President of Gallagher & Kennedy
- Mr. Gallagher is also a director of Werner Enterprises Inc.
- Within the past five years Mr. Gallagher served as a director of AMERCO, the parent company of U-Haul International, Inc.
- Currently serving as a Trustee of the Peter Kiewit Foundation

QUALIFICATIONS

Mr. Gallagher has represented a broad and diverse spectrum of corporate clients. Mr. Gallagher provides guidance and judgment gained through advising senior management and boards of directors on the varied issues regularly considered by the Board. His knowledge and experience from participating on the boards of other publicly-traded and private companies provides valuable perspective to the Company with regard to business strategy, finance/capital allocation, human capital management and compensation and risk oversight and risk management. He also has extensive experience addressing corporate governance matters, making him a good fit for the Corporate Governance Committee. Mr. Gallagher's tenure with the Company and service on the Nuclear and Operating Committee has provided him extensive knowledge of the Company and its business environment and, as a long-time resident and founder of an Arizona-based business, he is familiar with the perspectives of customers in the Central Arizona service territory of APS.

NOMINEE SKILLS AND EXPERIENCE

As a founding member of Gallagher & Kennedy, Mr. Gallagher built a successful law practice in Arizona. In his role as Chair of the Nuclear and Operating Committee, Mr. Gallagher has devoted significant time in becoming familiar with the Company's generation, transmission and distribution operations. Mr. Gallagher has represented the Company before the NRC and has participated on the Company's behalf in meetings of the World Organization of Nuclear Operators. Mr. Gallagher brings the following key attributes to the Company:

- Business Strategy
- Corporate Governance
- Customer Perspectives
- Finance/Capital Allocation
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Public Board Service

Dale E. Klein, Ph.D.

Independent Director

Age: **71**
Director since: **2010**

- Audit
- Nuclear and Operating

BACKGROUND

- Since January 2011: Associate Vice Chancellor for Research at The University of Texas System
- From July 2006 to May 2009: Chairman of the NRC, and thereafter continued as a Commissioner until March 2010
- From November 2001 to July 2006: Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Program
- Since September 1977: Professor of Mechanical Engineering at the University of Texas at Austin
- Dr. Klein is also a director of Southern Company

QUALIFICATIONS

The NRC oversees nuclear power plant operations in the United States. As the former Chairman of the NRC, Dr. Klein brings expertise in all aspects of nuclear energy regulation, operation, technology and safety. His broad national and international experience in all aspects of the nuclear utility industry, nuclear energy, government and regulation brings value to the Board, not only from the perspective of our operations at Palo Verde Generating Station, but also as the Company and APS look at new opportunities in our evolving utility business. His service with the NRC, including his tenure as Chairman, gives him senior leadership experience in operating large, complex organizations, financial literacy and human capital management and compensation experience.

NOMINEE SKILLS AND EXPERIENCE

As former Chairman of the NRC, the entity that formulates policies and regulations governing nuclear reactor and materials safety, issues orders to licensees, and adjudicates legal matters brought before it, Dr. Klein brings the following key attributes to the Company:

- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Nuclear Experience
- Utility Industry Experience

Humberto S. Lopez

Independent Director

Age: **73**
Director since: **1995**

- Finance (Chair)
- Audit
- Human Resources

BACKGROUND

- Since January 2016: Chairman of the Board of HSL Properties, Inc. (real estate development and investment) in Tucson, Arizona
- From 1975 to January 2016: President of HSL Properties, Inc.

QUALIFICATIONS

In addition to management and business knowledge, Mr. Lopez brings extensive investment and real estate development expertise to the Company. His understanding of real estate and associated markets has proven to be a valuable asset to the Company due to the importance of those markets in Arizona. Mr. Lopez is also extensively familiar with the Company's business environment, including our customers' perspectives and Arizona's historic economic cycles, which help the Company plan for future growth and energy needs. As an entrepreneur who built his own real estate development business, Mr. Lopez has gained essential knowledge, skills and experience in accounting, finance and capital allocation, human capital management, and risk oversight and risk management.

NOMINEE SKILLS AND EXPERIENCE

Mr. Lopez is an accomplished real estate developer throughout Arizona and brings the following key attributes to the Company:

- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Human Capital Management
- Investment Experience
- Risk Oversight and Risk Management

Kathryn L. Munro

Independent Director

Age: **70**
Director since: **2000**
Lead Director

COMMITTEES

- Corporate Governance (Chair)
- Finance
- Human Resources

BACKGROUND

- Since July 2003: Principal of BridgeWest, LLC (an investment company)
- From February 1999 until July 2003: Chairman of BridgeWest, LLC
- From 1996 to 2000: Chief Executive Officer of Bank of America's ("BofA") Southwest Banking Group
- From 1994 to 1996: President of BofA Arizona. Prior to that, Ms. Munro held a variety of senior positions during her 20-year career with BofA
- Ms. Munro is also Chairman of the Board of Premera Blue Cross and Lead Director of Knight-Swift Transportation Holdings, Inc. ("Knight-Swift")

QUALIFICATIONS

As principal of an investment company, and as former Chief Executive Officer of BofA's Southwest Banking Group and President of BofA Arizona, Ms. Munro brings business and investment acumen, financial knowledge, and leadership skills to the Company. Her extensive knowledge of the Company's business environment includes experience with the cycles in Arizona's economy, which assists a growing infrastructure company like Pinnacle West in accessing capital and meeting its financing needs. Ms. Munro is an experienced director, currently serving on the boards of Knight-Swift and Premera Blue Cross, providing her experience in human capital management and compensation, corporate governance, and risk oversight and risk management.

NOMINEE SKILLS AND EXPERIENCE

As a former CEO of BofA's Southwest Banking Group, Ms. Munro brings a wealth of experience to the Company, including the following key attributes:

- CEO/Senior Leadership
- Corporate Governance
- Extensive Knowledge of Company's Business Environment
- Human Capital Management
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management

Bruce J. Nordstrom

Independent Director

Age: **69**
Director since: **2000**

- Audit (Chair)
- Corporate Governance
- Nuclear and Operating

BACKGROUND

- Since 1988: President of and a certified public accountant at the firm of Nordstrom & Associates, P.C., in Flagstaff, Arizona

QUALIFICATIONS

As the president of an accounting firm, Mr. Nordstrom has an extensive accounting, auditing and financial skill set, as well as familiarity with principles of risk oversight and risk management. His tenure with the Company in addition to operating an Arizona-based business has provided him with extensive knowledge of the Company's business environment. Furthermore, as an individual who built and currently heads an accounting firm in Flagstaff, Arizona, Mr. Nordstrom has obtained experience in human capital management and compensation and corporate governance as well as a familiarity with the perspectives of customers in the Northern Arizona service territory of APS.

NOMINEE SKILLS AND EXPERIENCE

As the President of Nordstrom & Associates and a practicing CPA, Mr. Nordstrom brings the following key attributes to the Company:

- Audit Expertise
- Corporate Governance
- Customer Perspectives
- Extensive Knowledge of Company's Business Environment
- Financial Literacy/Accounting
- Human Capital Management
- Risk Oversight and Risk Management

Paula J. Sims

Independent Director

Age: **57**
Director since: **2016**

- Finance
- Nuclear and Operating

BACKGROUND

- Since May 2012: Professor of Practice and Executive Coach at the University of North Carolina Kenan-Flagler Business School
- From July 2010 to June 2012: Senior Vice President of Corporate Development and Improvement at Progress Energy Inc.
- From July 2007 to July 2010: Senior Vice President of Power Operations of Progress Energy

QUALIFICATIONS

Ms. Sims worked directly in the utility industry for more than 13 years. She brings extensive leadership experience to the Company in business strategy, electric utility operations, nuclear strategy, and operating in a regulated environment. In her prior roles at Progress Energy, Ms. Sims was responsible for complex business operations and strategy, including new generation, supply chain and information technology, as well as overall process and efficiency improvements. Her experience gives her extensive insight into the operational, regulatory, and risk-related matters that are of ever-increasing significance to the Company.

NOMINEE SKILLS AND EXPERIENCE

Ms. Sims brings hands-on experience in electric utility operations, including generation, renewable energy, energy efficiency, fuels and energy trading, and customer service, as well as an understanding of the role of management and executive oversight, and brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Nuclear Experience
- Government/Public Policy/Regulatory
- Risk Oversight and Risk Management
- Utility Industry Experience

James E. Trevathan, Jr.

Independent Director

Age: **65**
Director since: **2018**

COMMITTEES

- Human Resources
- Nuclear and Operating

BACKGROUND

- From July 2012 to December 2018: Executive Vice President and Chief Operating Officer of Waste Management, Inc. ("Waste Management") (waste disposal and recycling solutions)
- From June 2011 to July 2012: Executive Vice President of Growth, Innovation and Field Support of Waste Management
- From July 2007 to June 2011: Senior Vice President, Southern Group of Waste Management

QUALIFICATIONS

Mr. Trevathan brings to the Board more than 35 years of complex operational experience, serving 15 years in an executive capacity, with a focus on safety, environmental issues, customer service, disruptive technology, risk oversight and risk management, and community and regulatory affairs. Through his experience at Waste Management, Mr. Trevathan has gained significant experience in the oversight and management of risk, human capital management, business strategy development as well as literacy in finance and accounting.

NOMINEE SKILLS AND EXPERIENCE

From his more than 35 years of operational and executive experience at Waste Management, Mr. Trevathan brings the following key attributes to the Company:

- Business Strategy
- CEO/Senior Leadership
- Complex Operations Experience
- Financial Literacy/Accounting
- Government/Public Policy/Regulatory
- Human Capital Management
- Risk Oversight and Risk Management

David P. Wagener

Independent Director

Age: **64**
Director since: **2014**

COMMITTEES
- Audit
- Finance
- Nuclear and Operating

BACKGROUND

- Since June 1995: Managing Partner of Wagener Capital Management (investment and advisory firm serving utility and private equity companies)
- Mr. Wagener previously held executive positions at Salomon Brothers and Goldman, Sachs & Co.
- From January 2011 to March 2013: Mr. Wagener served as a director of SunCor Development Company

QUALIFICATIONS

Mr. Wagener brings to the Board over 35 years of experience in the power/energy industry, project finance and investment banking experience, and knowledge of utility regulation. Through his financial experience and service on boards of public companies he has developed key experience in capital allocation, accounting, and risk oversight and risk management. His participation brings value to the Company and the Board as we address structural and business strategy challenges facing the utility industry.

NOMINEE SKILLS AND EXPERIENCE

As the Managing Partner of Wagener Capital Management, Mr. Wagener is experienced at analyzing business strategies, and brings the following key attributes to the Company:

- Business Strategy
- Finance/Capital Allocation
- Financial Literacy/Accounting
- Investment Experience
- Public Board Service
- Risk Oversight and Risk Management
- Utility Industry Experience

Director Independence

NYSE rules require companies whose securities are traded on the NYSE to have a majority of independent directors. These rules describe certain relationships that prevent a director from being independent and require a company's board of directors to make director independence determinations in all other circumstances. The Company's Board has also adopted Director Independence Standards to assist the Board in making independence determinations. These Director Independence Standards are available on the Company's website (www.pinnaclewest.com).

Ten of our eleven directors are independent.

Based on the Board's review, the Board has determined that one of the Company's directors is not independent and that all of the other directors are independent. The current independent directors are Messrs. Fox, Gallagher, Lopez, Nordstrom, Trevathan, and Wagener, Drs. Cortese and Klein, and Mses. Munro and Sims. Mr. Herberger was independent while he was a member of the Board. Mr. Brandt is not independent under the NYSE rules or the Director Independence Standards because of his employment with the Company.

In accordance with the NYSE rules and the Director Independence Standards, the Board undertakes an annual review to determine which of its directors are independent. The review generally takes place in the first quarter of each year; however, directors are required to notify the Company of any changes that occur throughout the year that may impact their independence.

Dr. Cortese is independent under the tests imposed by the NYSE rules and our Director Independence Standards.

Dr. Cortese is an employee of Arizona State University ("ASU") in his capacity as the Director of the ASU Health Care Delivery and Policy Program and a Foundation Professor in the Department of Biomedical Informatics, Ira A. Fulton School of Engineering and in the School of Health Management and Policy, W.P. Carey School of Business. ASU is considered a part of the reporting entity for the State of Arizona (the "State") for financial reporting purposes and, as such, the State is the entity considered in applying the independence tests. In considering the independence of Dr. Cortese, the Board considered the fact that transactions between the State and the Company and its affiliates consist of providing electric service, the payment of various State fees, taxes, memberships, licenses, sponsorships and donations, and the payment by each party of utility-related costs. The Board determined that these matters do not impact Dr. Cortese's independence, since amounts paid to or received from the State are less than the dollar thresholds set forth in the NYSE rules and the Director Independence Standards. In addition, Dr. Cortese did not and does not benefit, financially or otherwise, directly or indirectly, from ASU's business relationships with the Company, most of which consist of receiving electric service at regulated rates.

Mr. Fox is independent under the tests imposed by the NYSE rules and our Director Independence Standards.

Mr. Fox serves as a director of Univar, Inc. APS purchases chemicals that are used in the operation and maintenance of our power plants, primarily in controlling our water chemistry, from Univar. However, since: (a) the amounts paid to Univar were less than the dollar thresholds set forth in the NYSE rules and our Director Independence Standards and were less than one percent of the Company's and Univar's revenues for fiscal year 2018; (b) the relationship between APS and Univar pre-dates Mr. Fox joining the Board; and (c) our purchases from Univar are negotiated at arm's length, the Board determined that these transactions do not impact Mr. Fox's independence.

Mr. Gallagher is independent under the tests imposed by the NYSE rules and our Director Independence Standards.

Mr. Gallagher is Chairman Emeritus of the law firm of Gallagher and Kennedy, P.A. The law firm did not provide any services to the Company or APS in 2017 or 2018 and services that were provided to the Company and APS in 2016 were less than the dollar thresholds set forth in the NYSE rules and the Director Independence Standards and were less than one percent of the Company's and Gallagher and Kennedy's revenues for fiscal year 2016.

Mr. Trevathan is independent under the tests imposed by the NYSE rules and our Director Independence Standards.

Mr. Trevathan was Executive Vice President and Chief Operating Officer of Waste Management at the time of his election to the Board on December 19, 2018 until his retirement from Waste Management on December 31, 2018. Waste Management provided services to the Company in 2016, 2017, and 2018; however, since the amounts paid to and from Waste Management during each of those years were less than the dollar thresholds set forth in the NYSE rules and the Director Independence Standards, and were less than one percent of the Company's and Waste Management's revenues for each year respectively, the Board determined that Mr. Trevathan was independent while he was employed by Waste Management. Now that Mr. Trevathan is retired, the dollar threshold test no longer applies. As such, the Board determined that Mr. Trevathan continues to be independent.

With respect to all of the directors, the Board considered that many of the directors and/or businesses of which they are officers, directors, shareholders, or employees are located in APS's service territory and purchase electricity from APS at regulated rates in the normal course of business. The Board considered these relationships in determining the directors' independence, but, because the rates and charges for electricity provided by APS are fixed by the Arizona Corporation Commission (the "ACC"), and the directors satisfied the other independence criteria specified in the NYSE rules and the Director Independence Standards, the Board determined that these relationships did not impact the independence of any director. The Board also considered contributions to charitable and non-profit organizations where a director also serves as a director of such charity or organization. However, since no director is also an executive officer of such charitable or non-profit organization, the Board determined that these payments did not impact the independence of any director.

Board Meetings and Attendance

In 2018 each of our directors except for one attended 95% of the Board meetings and any meetings of Board committees on which he or she served.

In 2018, our Board held seven meetings and each of our directors, except for one, attended 95% of the Board meetings and any meetings of Board committees on which he or she served. Each director is expected to participate in the Annual Meeting. One of our directors was not able to participate in the February meetings due to being involved in a serious accident a few days prior to those meetings. However, the director did attend all other Board meetings and any meetings of Board committees on which he served, putting his 2018 attendance percentage at 86%. All Board members attended the 2018 Annual Meeting.

Directors' Compensation

Compensation of the directors for 2018 was as follows:

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[2]	All Other Compensation ($)	Total ($)
Donald E. Brandt[3]	0	0	0	0	0
Denis A. Cortese, M.D.	103,333	119,580	0	0	222,913
Richard P. Fox	112,783	119,580	9,539	0	241,902
Michael L. Gallagher	117,500	119,580	102,913	0	339,993
Roy A. Herberger, Jr., Ph.D.[4]	42,661	0	38,144	0	80,805
Dale E. Klein, Ph.D.	103,333	119,580	0	0	222,913
Humberto S. Lopez	117,500	119,580	122,657	0	359,737
Kathryn L. Munro	141,667	119,580	20,783	0	282,030
Bruce J. Nordstrom	117,500	119,580	60,753	0	297,833
Paula J. Sims	103,333	119,580	1,684	0	224,597
James E. Trevathan, Jr.[5]	2,823	0	0	0	2,823
David P. Wagener	103,333	119,580	0	0	222,913

[1] In accordance with FASB ASC Topic 718, this amount reflects the aggregate grant date fair value of the stock awards. On May 16, 2018, all of the directors at that time received a grant of either common stock or stock units ("SUs"), based on an election previously delivered to the Company. All directors received common stock except for Messrs. Fox and Gallagher, Dr. Klein, and Mses. Munro and Sims, who each received SUs. Under the terms of the SUs, Ms. Sims will receive 100% of the SUs in stock and the remaining directors who received SUs will receive 50% of the SUs in cash and 50% of the SUs in common stock on the last business day of the month following the month in which they separate from service on the Board. The number of shares of common stock or SUs granted was 1,554, and the grant date fair value of each share of common stock or SU is $76.95, which was the closing stock price on May 16, 2018. As of December 31, 2018, the following directors had the following outstanding RSU or SU awards: Mr. Fox — 4,374; Mr. Gallagher — 14,792; Dr. Klein — 14,843; Ms. Munro — 12,798; and Ms. Sims — 1,554.

[2] The Company does not have a pension plan for directors. The amount in this column consists solely of the above-market portion of annual interest accrued under a deferred compensation plan pursuant to which directors may defer all or a portion of their Board fees. See the discussion of the rates of interest applicable to the deferred compensation program under "Discussion of Nonqualified Deferred Compensation".

[3] Mr. Brandt is a NEO and his compensation is set forth in the Summary Compensation Table. Only non-management directors are compensated for Board service.

[4] Dr. Herberger retired from the Company on May 16, 2018.

[5] Mr. Trevathan joined the Board on December 19, 2018.

Discussion of Directors' Compensation

The Human Resources Committee makes recommendations to the Board for compensation, equity participation, and other benefits for directors. The director compensation program consists of the following components:

Compensation Component	Amount ($)
Annual Retainer	105,000
Audit Committee, Corporate Governance Committee, Human Resources Committee, Finance Committee, and Nuclear and Operating Committee Chairs Annual Retainers	15,000
Lead Director Annual Retainer	30,000
Annual Equity Grant	Shares with a value of approximately $120,000 on the grant date

Directors had an option to either receive the stock grant on May 16, 2018 or defer the receipt until a later date. A director who elected to defer his or her receipt of stock received SUs in lieu of the stock grant. Those directors who elected to receive SUs were able to elect to receive payment for the SUs in either: (1) stock; (2) 50% in stock and 50% in cash; or (3) cash. The directors also elected whether to receive these payments either as of the last business day of the month following the month in which the director separates from service on the Board, or as of a date specified by the director, which date must be after December 31 of the year in which the grant was received. The SUs accrue dividend rights equal to the amount of dividends the director would have received if the director had directly owned one share of our common stock for each SU held, plus interest at the rate of 5% per annum, compounded quarterly. The manner of payment for the dividends and interest will be based on the director's election for payment of the SUs.

Directors of Pinnacle West also serve on the APS Board of Directors for no additional compensation. The Company reimburses Board members for expenses associated with Board meetings and director education programs.

The 2012 Long-Term Incentive Plan, as amended (the "2012 Plan"), was amended in 2017 to add an overall limit to non-employee directors' compensation. The value of equity grants (based on the grant date value) plus the aggregate amount of cash fees earned or paid is limited to $500,000 per calendar year.

A comparison against the compensation programs of a peer group is generally performed every two years, and a study was last performed in December 2017 using the peer group that we used in setting 2018 executive compensation. At that time the Board approved increasing the value of the annual retainer from $100,000 to $105,000, the annual equity grant from $110,000 to $120,000, the committee chair retainers from $12,500 to $15,000 including instituting a committee chair retainer for the chair of the Corporate Governance Committee, and the Lead Director annual retainer from $25,000 to $30,000. These changes went into effect in May 2018. The Consultant, as defined in the Compensation Discussion and Analysis, reviewed the study, validated the methodology, and concluded that the new amounts were within the competitive range.

Director Stock Ownership Policy

The Company believes that directors should have a meaningful financial stake in the Company to align their personal financial interests with those of the Company's shareholders.

In January 2010, the Board adopted a revised stock ownership policy for non-management directors. Each director is required to hold or control Company common stock, RSUs, or SUs with a value of at least three times the annual cash retainer fee paid to directors. Directors will have until three-years following the date they become a director to reach the required ownership level. A director may not pledge, margin, hypothecate, hedge, or otherwise grant an economic interest in any shares of Company stock while serving as a director whether or not his or her ownership requirement is met. This restriction shall extend to the purchase or creation of any short sales, zero-cost collars, forward sales contracts, puts, calls, options or other derivative securities in respect of any shares of Company stock. The Corporate Governance Committee may grant exceptions to this policy for hardship or other special circumstances.

All of the directors are in compliance with the Director Stock Ownership Policy.

Executive Compensation



Proposal 2

Advisory Vote on Executive Compensation

The Board of Directors unanimously recommends a vote FOR the approval of the Company's executive compensation

Section 14A of the Exchange Act requires U.S. public corporations to provide for an advisory (non-binding) vote on executive compensation. As discussed in more detail in our CD&A and the accompanying tables and narrative, the Company has designed its executive compensation program to align executives' interests with those of our shareholders, make executives accountable for business and individual performance by putting pay at risk, and attract, retain and reward the executive talent required to achieve our corporate objectives and to increase long-term shareholder value. We believe that our compensation policies and practices promote a pay at risk philosophy and, as such, are aligned with the interests of our shareholders.

In deciding how to vote on this say-on-pay proposal, the Board points out the following factors, many of which are more fully discussed in the CD&A:

- Our Human Resources Committee has designed the compensation packages for our NEOs to depend significantly on putting pay at risk by tying pay to the achievement of goals that the Human Resources Committee believes drive long-term shareholder value;
- The Company had a successful year in 2018, as discussed in the Proxy Statement Summary;
- Our pay practices are designed to encourage management to not take unacceptable risks;
- We engage in periodic structural reviews of our compensation programs and policies; and
- We believe that the Company's executive compensation program is well suited to promote the Company's objectives in both the short- and long-term.

The Board endorses the Company's executive compensation program and recommends that the shareholders vote in favor of the following resolution:

> RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed in this Proxy Statement in the CD&A, the compensation tables and the narrative discussion, is hereby approved.

Because your vote is advisory, it will not be binding upon the Human Resources Committee or the Board. However, we value our shareholders' opinions, and we will consider the outcome of the vote when determining future executive compensation arrangements.

Human Resources Committee Report

The Human Resources Committee* submitted the following report:

The Human Resources Committee is composed of non-employee directors, each of whom is independent as defined by NYSE rules and the Company's Director Independence Standards.

In accordance with SEC rules, the Human Resources Committee discussed and reviewed the Compensation Discussion and Analysis with management and, based on those discussions and review, the Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

HUMAN RESOURCES COMMITTEE CHAIR

Richard P. Fox

HUMAN RESOURCES COMMITTEE MEMBERS

Denis A. Cortese, M.D.
Humberto S. Lopez
Kathryn L. Munro

*   Mr. Trevathan joined the Human Resources Committee in February of 2019 after this report was approved by the Committee.

Compensation Discussion and Analysis ("CD&A")

Named Executive Officers

Our NEOs for 2018 were:

Donald E. Brandt
Chairman of the Board, President and Chief Executive Officer of PNW and Chairman of the Board and Chief Executive Officer of APS

James R. Hatfield
Executive Vice President and Chief Financial Officer of PNW and APS

Robert S. Bement
Executive Vice President and Chief Nuclear Officer of Palo Verde Generating Station, APS

Daniel T. Froetscher
Executive Vice President, Operations of APS

Jeffrey B. Guldner
Executive Vice President, Public Policy of PNW and President of APS

Mark A. Schiavoni
Executive Vice President of APS[1]

[1]   Mr. Schiavoni retired on August 20, 2018.

Executive Summary

Business Overview

Pinnacle West is an electric utility holding company based in Phoenix, Arizona, one of the fastest growing metropolitan areas in the United States. Through our principal subsidiary, APS, we provide retail electricity service to 1.2 million customers in 11 of Arizona's 15 counties.

Clean energy plays a vital role in meeting our customers' energy needs, and today 50% of our diverse energy mix comes from clean, carbon-free resources. Our clean energy resources include growing renewables, primarily solar, and nuclear from the nation's largest source of carbon-free energy, Palo Verde Generating Station. Palo Verde provides nearly 70% of Arizona's carbon-free energy and uses recycled wastewater to cool the plant. Palo Verde is the nation's largest power producer of any kind and has been for 27 consecutive years.

We are making targeted investments in battery storage, flexible generation and renewables that will help deliver more clean energy to customers, as well as energy management systems that enable the energy grid to function more efficiently and intelligently. These technologies work together to provide customers with greater choice while maintaining reliability and enhancing our flexibility to meet Arizona's energy needs.

Between our CEO and our Executive Vice Presidents, we have more than 150 combined years of experience in the energy industry, including relevant specialized nuclear experience. In particular, while we share ownership of Palo Verde, APS retains full day-to-day operational responsibility. This responsibility includes regulatory responsibility to the NRC. As such, the size of Palo Verde and the complexity of running a nuclear plant of this magnitude requires a highly specialized and experienced management team. Given our need for specialized experience within our organization, we maintain strong succession planning practices and are focused on developing and retaining talent within our Company. Our Board's focus on attracting, developing and retaining highly skilled and experienced executives is a core consideration in structuring our executive compensation programs.

Building Shareholder Value Through Operational Excellence and a Sustainable Energy Future

As Arizona's largest and longest-serving electric company, we're proud of our heritage and performance. We also recognize the implications of new technologies and growing customer expectations, which are leading to changes at our Company and in our industry. Our strategy for building long-term value is driven by our core operational excellence and financial strength while also capitalizing on technology advances that promote a sustainable energy future:

Executing on our Financial and Operational Objectives	Ensuring a Sustainable Energy Future
• Sustaining our operational excellence • Maintaining our financial strength • Leveraging economic growth	• Integrating technology to modernize the grid • Incorporating additional clean energy resources to meet the needs of customers

Track Record of Delivering Results

Our management team has maintained a focus on our core business of operating and investing in a vertically-integrated electric utility. Under the leadership of the senior officer team, since 2009 Palo Verde Generating Station has become one of the top performing nuclear power plants in the U.S., and we have seen strong, sustained gains in shareholder returns and significant improvements in our credit rating.

During 2018 we continued to deliver strong performance:

- Total shareholder value increased $341 million in 2018, $3.3 billion over the last three years, and $5.1 billion over the last five years;
- Our TSR for 2018 was 3.6%; since May 1, 2009, Pinnacle West has delivered an annualized TSR of 17.1%, exceeding the annualized returns of the S&P 1500 Electric Utilities Index of 11.1% and the S&P 500 Index of 13.9%;
- Pinnacle West increased its dividend for the 7th consecutive year, by 6% in 2018;
- 2018 was another successful year for APS with regard to security with a nearly 50% reduction in physical security false alarms since 2016;
- Pinnacle West obtained an Environmental Sustainability and Governance "A" rating from MSCI (as of November 6, 2018); and
- Palo Verde Generating Station received the 2018 North American ISOE (International System on Occupational Exposures) World Class ALARA Performance Award, which recognizes Palo Verde's radiological protection teamwork and radiation safety program as the best in North America and among the best in the world.

Shareholder Engagement and Board Responsiveness

SHAREHOLDER ENGAGEMENT

We have an established shareholder outreach program to maintain a dialogue with our shareholders, and feedback from our shareholders informs our Human Resources Committee's (for purposes of this CD&A, the "Committee") actions. In 2018 we continued our robust outreach program by:

- Contacting the holders of more than 50% of shares outstanding, including many of our largest institutional shareholders as well as smaller holders to collect a range of perspectives; and
- Seeking direct feedback from shareholders on our compensation program, governance, sustainability and environmental objectives.

BOARD RESPONSIVENESS

Shareholder input is very valuable to the Board's decision-making. As you may recall, in 2017 we were disappointed with our say-on-pay vote. We reached out to our shareholders to hear their concerns, particularly with respect to our executive compensation program, and to address them. We made the following changes in response to that shareholder feedback:

- **We increased the proportion of performance shares in our CEO's and Executive Vice Presidents' annual long-term incentive awards** from 60% to 70% beginning in 2018;
- **We revised metrics in certain key business units to better align with our priorities** and emphasize top quartile performance and/or improve on historical trends for 2018;
- **We reflected the August 2017 approval of our comprehensive rate review in our earnings goals** and represented a meaningful year-over-year increase in the 2018 earnings goal;
- **We adopted a formal clawback policy** covering short- and long-term incentive awards beginning in 2018; and
- **We streamlined our compensation-related disclosure and provided additional disclosure** around our goal setting processes and Committee decisions, the 2017 CEO Performance Contingent Award, and our succession planning process.

These changes were well received by our shareholders and in 2018 our say-on-pay vote received a "for" vote of 93%. In our post-proxy 2018 shareholder outreach, our executive compensation program was not a common topic or concern. Many of the investors that we spoke to believed our compensation structure was well-aligned with performance and the changes we made to our programs in 2018, along with the increased transparency in our disclosure, were well received.

2018 COMPENSATION DESIGN

For 2018, the Company's core executive compensation program for our NEOs consisted of the following key components:

	Pay Element	Measurement Period	Performance Link	Description
Base Salary	Cash			Salary is based on experience, performance and responsibilities and is benchmarked to a peer group and market survey data to align with competitive levels.
Annual Incentives	Cash	1 year	**Earnings** CEO: 62.5% Other NEOs: 50.0%	Universal measure of business financial performance; encourages achievement of bottom-line earnings growth goals.
			Business Unit Performance[1] CEO: 37.5% Other NEOs: 50.0%	Pre-established operational business unit performance goals that include safety, customer satisfaction and operational quality and efficiency metrics.
Long-Term Incentives	**Performance Shares** 70%	**3 years**	**Relative TSR** 50% **Relative Operational Performance**[2] 50%	Relative measures incentivize sustained shareholder value creation and strong performance on operational benchmarks.
	Restricted Stock Units 30%	Vest ratably over **4 years**	**Stock Price**	Encourages retention; value dependent upon share price appreciation and four-year vesting to encourage retention.
Benefits				We provide benefits, including pension and deferred compensation programs, change of control agreements and limited perquisites, designed to attract and retain our executive talent.

[1] Based on the following business units, as applicable: Corporate Resources (Communications, Enterprise Security, Finance/Accounting, Human Resources, Information Technology, Legal, Public Policy, Resource Management, Supply Chain, and Sustainability), Palo Verde, Customer Service, Fossil Generation, and Transmission and Distribution. For additional details regarding our goal-setting process and the specific business unit goals for 2018, please refer to pages 55 and 59.

[2] Based on the following benchmarks: Customer reliability, customer-to-employee improvement ratio, Occupational Safety and Health Administration ("OSHA") all incident injury rate, nuclear capacity factor, and coal capacity factor; all of which are based on comparisons to companies selected by independent, objective data providers. For additional details regarding our goal-setting process and the specific relative long-term operational goals for 2018 performance share awards, please refer to page 62.

PAY AT RISK

The Company believes that a significant portion of each NEO's total compensation opportunity should reflect both upside potential and downside risk.

The charts below illustrate the strong emphasis that we place on performance-based, shareholder-aligned incentive compensation:

**2018 CEO
TOTAL COMPENSATION**



12.1%
Base Salary

15.2%
Annual Incentive

88% AT RISK

72.7%
Long Term Incentive[1]

**2018 AVERAGE FOR OTHER NEOs'
TOTAL COMPENSATION**



31.7%
Base Salary

45.5%
Long Term Incentive

68% AT RISK

22.8%
Target Annual Incentive

Performance Shares **70%**   RSUs **30%**

[1]   Includes 2017 CEO Performance-Contingent Award

Key 2018 Compensation Decisions

For fiscal year 2018, the Committee, or the Board acting on the Committee's recommendation, approved the following compensation for our NEOs:

2018 BASE SALARY ADJUSTMENTS

For fiscal year 2018, the Committee increased Mr. Brandt's salary by 3% and the Board, acting on the Committee's recommendation, increased Messrs. Hatfield's, Bement's, Froetscher's, Guldner's and Schiavoni's base salary between 3.9%-9.5%. Mr. Froetscher also received a promotional increase in February of 2018 in recognition of his advancement to Executive Vice President, Operations of APS.

2018 ANNUAL INCENTIVE AWARD

Our 2018 annual incentive performance goals were set within the context of the business and economic circumstances known at that time. As a regulated utility, we are generally unable to adjust our base retail prices outside of a rate case. As such, in years in which we do not expect a retail rate adjustment, changes in our revenues over the previous year would depend largely on factors beyond our control, such as customer growth, weather and customer usage patterns.

However, our 2018 earnings goals reflected the approval of our 2017 retail rate adjustment and thus represented a meaningful year-over-year increase in the target. We set the APS 2018 earnings target at $512 million for 2018, representing a 6% increase over 2017 actual incentive earnings of $483.8 million. Likewise, we set Pinnacle's 2018 target earnings range such that its projected midpoint was $493 million, representing a 4% increase over Pinnacle's 2017 actual incentive earnings of $475.4 million.

Earnings for APS and Pinnacle West for incentive plan purposes were 5% and 4% above the 2018 targets, respectively as shown on pages 58 and 57. The improvement in 2018 earnings was driven in part by effective cost controls and higher revenues.

The 2018 operational business unit performance goals were evaluated and revised in certain key business areas to better align with our priorities and emphasize top-quartile or above performance. The 2018 average of all business unit metric performance for 2018 was 122% of target compared to 152% of target in 2017 (see page 56 for a table summarizing 2018 and 2017 business unit metric performance).

2018 LONG-TERM INCENTIVE AWARDS

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase the long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The 2018 long-term incentive grants awarded to Messrs. Guldner, Hatfield and Schiavoni were increased to better align their award amounts to competitive market data and for Mr. Froetscher, in recognition of his expanded responsibilities due to his promotion to Executive Vice President, Operations of APS.

2017 CEO PERFORMANCE-CONTINGENT AWARD

As previously disclosed, in March 2017 the Committee granted the CEO a two-year, performance-based cash award ("2017 CEO Performance-Contingent Award"). This award was designed to incent Mr. Brandt, a retirement eligible CEO, to remain in his current role while further emphasizing the Board's succession planning priorities. Given the specialized skill sets required of the senior management team in our industry and our Company, a major priority of the CEO is to ensure that the Company's succession strategy and workforce development pipeline is sufficiently robust and continues to be effective. The Committee believed that this award was critical to retaining a retirement-eligible CEO for what was perceived to be a multiple-year succession planning period. The 2017 CEO Performance-Contingent Award was subject to clearly-defined performance goals. The performance goals were based on a 2017 return on equity percentage, 2017 and 2018 earnings and multiple succession and development actions, all as detailed further on pages 64-66 of this Proxy Statement, and were structured to incentivize continued financial performance while ensuring that succession- and development-related actions were taken. The return on equity and earnings conditions were achieved, and consistent with the award agreement, the Corporate Governance Committee assessed Mr. Brandt's performance with respect to the succession and development actions and concluded that Mr. Brandt had successfully completed those actions, all as detailed further on pages 64-66 of this Proxy Statement. On February 19, 2019, the Committee approved a $4 million payment to Mr. Brandt based on the achievement of the specified performance goals.

Compensation Governance

Our executive compensation program is overseen by the Committee. Through ongoing shareholder engagement and regular assessment of our compensation governance practices, we seek to continue to improve our compensation governance:

COMPENSATION GOVERNANCE
⊘ **Shareholder feedback informs compensation program design**
⊘ Substantial proportion of target compensation is **at risk** (88% for the CEO and 68% for other NEOs)
⊘ **Performance shares are 100% tied to relative performance** (50% on relative TSR and 50% on relative operational metrics) and require 90th percentile performance for maximum payouts
⊘ **No excise tax gross-up provisions** in new or materially amended Change of Control Agreements (defined below) with our NEOs
⊘ **Anti-hedging and anti-pledging policy**
⊘ **Stock ownership guidelines** for all NEOs (all NEOs' actual ownership levels exceed guidelines)
⊘ **Clawback policy** for our current or former executive officers covering short- and long-term incentive awards

Our Philosophy and Objectives

Our compensation program is designed to be transparent with a clear emphasis on putting pay at risk and retaining key executives. Our executive compensation philosophy incorporates the following core principles and objectives:

- *Alignment with Shareholder Interests*. We structure our annual cash and long-term equity incentive compensation to put pay at risk and reward business performance. Payouts under these plans are tied predominantly to the Company's total return to shareholders, earnings, and the achievement of measurable and sustainable business and individual goals, so that executives' interests are tied to the success of the Company and are aligned with those of our shareholders.

- *Key Management Retention*. We structure our program to provide compensation at levels necessary to attract, engage and retain an experienced management team who have the skill sets and industry experience to succeed in our complex operating and regulatory environment, including operating the Palo Verde Generating Station, and who can provide consistently strong operating and financial results.

Setting Executive Compensation

The Human Resources Committee

The Committee monitors executive officer compensation throughout the year and undertakes a thorough analysis of our executive officer compensation each fall. This review includes consideration of competitive positions relative to specified labor markets, the mix of compensation components, performance requirements, the portion of pay at risk and tied to performance, and individual performance evaluations. From December through February, the Committee considers and approves executive officer compensation, including salary and cash and non-cash incentives. The Committee makes all compensation decisions relating to our CEO's compensation, makes awards under the 2012 Plan, and determines the awards under the 2018 Incentive Plans (defined below). The Committee recommends other executive officer compensation decisions, which are approved by the Board for Pinnacle West officers and the Board of Directors of APS for APS officers.

Role of Executive Officers in Determining Executive Compensation

Management works with the Committee in establishing the agenda for Committee meetings and in preparing meeting information. Management conducts evaluations and provides information on the performance of the executive officers for the Committee's consideration and provides such other information as the Committee may request. Management also assists the Committee in recommending: salary levels; annual incentive plan structure and design, including earnings and business unit performance targets or other goals; long-term incentive plan structure and design, including award levels; and the type, structure, and amount of other awards. The executive officers are available to the Committee's compensation consultant to provide information as requested by the consultant. At the request of the Chair of the Committee, the CEO or other officers may attend and participate in portions of the Committee's meetings.

Role of Compensation Consultants

The Committee's charter gives the Committee the sole authority to retain and terminate any consulting firm used by the Committee in evaluating non-employee director and officer compensation. The Committee engaged Frederic W. Cook & Co. to assist the Committee in its evaluation of 2018 compensation for our executive officers (the "Consultant"). The Consultant does not provide any other services to the Company or its affiliates. The Committee has assessed the independence of the Consultant and has concluded that the Consultant is an independent consultant to the Committee as determined under the NYSE rules. The Committee instructed the Consultant to prepare a competitive analysis of the compensation of the executive officers of the Company and of APS, and to make recommendations for changes to the existing compensation program, if warranted.

PAY COMPARISONS

In evaluating compensation for the NEOs, the Committee takes into account analysis provided by the Consultant and its recommendations regarding the competitiveness and structure of compensation. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Consultant's Report

The Consultant reviewed our executive compensation practices and considered the extent to which these practices support our executive compensation objectives and philosophy. As part of this study, the Consultant performed competitive pay comparisons for our executive officers based on three data sets:

Peer Group (33%)[1]	General Industry Data (33%)[1]	Industry-Specific Data (33%)[1]
2016/2017 compensation information as disclosed in 2017 SEC filings for the Peer Group (as described below)	Based on surveys published by Aon Hewitt (averaging data for companies in the $2.5B-$5B revenue and $5B-$10B revenue brackets) and Willis Towers Watson PLC ("Towers Watson") (averaging data for companies in the $3B-$6B revenue and $6B-$10B revenue brackets)	From the Towers Watson Energy Services Industry Survey (reflecting the average between companies in the $3B-$6B revenue bracket and companies with revenues greater than $6B)

[1]   Reflects weightings used for Messrs. Brandt, Hatfield, Guldner, and Schiavoni. Weightings for Messrs. Bement and Froetscher are discussed below.

From these sources, the Consultant developed a consensus in which the competitive industry comparison for Messrs. Brandt, Hatfield, Guldner, and Schiavoni reflects a weighting of one-third peer group proxy statement data, one-third Energy Services Industry Survey, and one-third general industry surveys. Messrs. Bement and Froetscher did not have a general industry survey match, so the competitive industry comparison for Mr. Bement's position reflects an average of the peer group proxy statement data and Energy Services Industry Survey data, and the competitive industry comparison for Mr. Froetscher's position reflects a 100% weighting of Energy Services Industry Survey data. Compensation levels were updated to 2018 based on projected executive level market movement from major salary planning surveys selected by the Consultant.

In providing information to the Committee with respect to setting 2018 compensation, the Consultant reviewed the total compensation levels of the NEOs and presented its analysis in October 2017. The Consultant also reviewed the individual elements of compensation, including the design of annual incentives and long-term incentives.

In its analysis, the Consultant provided competitive findings for base salary, annual incentive, long-term equity incentives and target total direct compensation for the NEOs relative to the 25th, 50th and 75th percentile. The conclusions of the report as to competitive pay comparisons of the NEOs for these compensation elements are as follows:

Name	Target Annual Cash (Salary + Target Annual Incentives)	Long-Term Incentives[1]	Target Total Direct Compensation[1]
Mr. Brandt	75th percentile	50th percentile	50th percentile
Mr. Hatfield	50th percentile	25th percentile	25th-50th percentile
Mr. Bement	75th percentile	25th percentile	50th percentile
Mr. Froetscher	50th percentile	50th-75th percentile	50th-75th percentile
Mr. Guldner	25th percentile	<25th percentile	25th percentile
Mr. Schiavoni	50th percentile	25th-50th percentile	50th percentile

[1] Long-term incentive comparison excludes the annualized value of Mr. Brandt's 2017 CEO Performance-Contingent Award and a certain arrangement for Mr. Bement under the non-qualified deferred compensation plan; both are described later in this Proxy Statement on pages 64-66 and 81 respectively.

Application of the Committee's Judgment

The analysis in the Consultant's report and its recommendations regarding the competitiveness and structure of compensation are factors that the Committee takes into account in its evaluation of compensation for the NEOs. The Committee considers the competitive market data presented by the Consultant as an important reference point to assure the Committee of the reasonableness of compensation levels and programs provided to executive management; however, actual compensation levels also take into account the individual executives and their responsibilities, skills, expertise, value added, as well as the competitive marketplace for executive talent.

Company, business unit, and individual officer performance, as well as compensation competitiveness, are the primary factors in determining the level of total direct compensation for the NEOs. While the Committee considers internal pay equity in making compensation decisions, we do not have a policy requiring any set levels of internal pay differentiation. Finally, the Committee evaluates other factors that it considers relevant, such as the financial condition of the Company and APS. The Company does not have a pre-established policy or target for allocation between cash and non-cash compensation or between short-term and long-term incentive compensation, although the Committee does allocate long-term awards between the two forms of equity grants.

Determining the Peer Group

The Peer Group (defined below) used as one input in our pay comparison process is reviewed annually for its continued appropriateness. The Committee takes into consideration the scope and complexity of the Company's management responsibility and liability needs, including the following factors:

- Pinnacle West's operating subsidiary APS operates Palo Verde Generating Station, the largest nuclear power plant in the U.S., which has a $1 billion annual budget, employs one-third of APS employees, and is subject to comprehensive and complex nuclear and environmental regulation;

- The management scope of Palo Verde Generating Station operations necessitates that the Company seeks talent from larger utilities, including those with significant nuclear operations and similar regulatory and business challenges; and

- APS has full operational control and legal responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. This is an important factor because APS does not have 100% ownership of these stations and this operational responsibility would not be accounted for in standard measures of Pinnacle West's or APS's size.

Given these factors, we make certain adjustments to our size measure to account for our operational responsibilities, rather than solely ownership, to allow for more appropriate comparability of Pinnacle West to potential peer companies. In determining the composition of the Peer Group, we adjust our revenues to reflect our control and responsibility for Palo Verde Generating Station, Four Corners Generating Station and Cholla Power Plant. The number used for APS revenues is adjusted to take into account the revenues that are attributable to co-owned assets over which APS maintains full operational control and legal compliance responsibility. This adjustment resulted in a number of $5.2 billion compared to its reported twelve months ended June 30, 2017 revenues of $3.5 billion.

Within the range of potential peers based on adjusted revenues, the Peer Group below is then determined based on additional factors including:

- Scope of management complexity
- Nuclear operations
- Top industry talent (related to management complexity)
- Regulated vs. non-regulated operations
- Complexities of a challenging regulatory environment
- CEO/senior management leadership

As a result of such review, the Committee approved the use of the same peer group that was used in setting 2017 executive compensation with the addition of CMS Energy as a replacement for TECO Energy, Inc. which was acquired by Emera, Inc. The Peer Group is broadly similar to the Company in scope and complexity of operations (taking into account nuclear operations, regulatory profile, and other quantitative and qualitative considerations) and positions the Company close to the median with respect to revenues (adjusted as explained above).

As outlined previously, peer proxy data is only one third of the compensation information that is referenced for our NEOs (except for Messrs. Bement and Froetscher, where peer proxy statement data is weighted at 50% and 0%, respectively). For 2018, the Peer Group consisted of the following predominantly rate-regulated utilities (the "Peer Group"):

Peer Group		
Alliant Energy Corporation	Edison International	PPL Corporation
Ameren Corporation	Eversource Energy	SCANA Corporation
CMS Energy	Hawaiian Electric Industries, Inc.	The Southern Company
Consolidated Edison, Inc.	NiSource Inc.	WEC Energy Group, Inc.
DTE Energy Company	OGE Energy Corp.	Xcel Energy, Inc.

Risk Management and Assessment

The Committee reviewed a compensation risk assessment conducted independently by the Consultant. The assessment focused on the design and application of the Company's executive compensation programs and whether such programs encourage excessive risk taking by executive officers. In addition, management advised the Committee that management has reviewed the overall compensation programs for the Company's employees and has concluded that the programs are balanced and do not encourage imprudent risk-taking. Management advised the Committee that non-executive employee compensation programs generally consist of the compensation components contained in the executive compensation programs. Based on the outcome of the Consultant assessment and the information from management, the Committee believes that the Company's compensation programs (i) do not motivate our executive officers or our non-executive employees to take excessive risks, (ii) are well designed to encourage behaviors aligned with the long-term interests of stockholders, and (iii) are not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Components

Base Salary

Base salaries are set at competitive levels to attract and retain qualified, experienced executives. Salary levels are based on experience, performance and responsibilities, and benchmarked to the Peer Group and market survey data to align with competitive levels. The Committee reviews competitive salary information and individual salaries for executive officers on an annual basis. In considering individual salaries, the Committee reviews the scope of job responsibilities, individual contributions, business performance, retention concerns, and current compensation compared to market practices. In setting base salaries, the Committee also considers that base salary is used as the basis for calculating annual incentive awards.

In December of 2017, the Committee, based on the considerations set forth above, made the following adjustments to the base salaries of the following NEOs for fiscal year 2018:

Name	2017 Base Salary ($)	2018 Base Salary ($)
Mr. Brandt	1,355,000	1,395,000
Mr. Hatfield	640,000	665,000
Mr. Bement	600,000	625,000
Mr. Froetscher[1]	380,000	395,000
Mr. Guldner	525,000	575,000
Mr. Schiavoni[2]	710,000	745,000

[1]   Salary increased to $500,000 effective February 20, 2018 in recognition of his promotion to Executive Vice President, Operations of APS.

[2]   Mr. Schiavoni retired on August 20, 2018.

Annual Cash Incentives

Our annual cash incentives are strongly performance-based and designed to both reward achievement of pre-determined annual performance objectives that are critical to our business operations and to attract and retain qualified, experienced executives. Performance for NEOs is measured based on relevant and objective earnings and business unit metrics.

- **CEO.** For fiscal year 2018, Mr. Brandt participated in the Pinnacle West 2018 CEO Annual Incentive Award Plan (the "CEO Incentive Plan").
- **Other NEOs.** Messrs. Hatfield, Froetscher, Guldner and Schiavoni participated in the APS 2018 Annual Incentive Award Plan (the "APS Incentive Plan") and Mr. Bement participated in the APS 2018 Annual Incentive Award Plan for Palo Verde Employees (the "Palo Verde Incentive Plan").

The APS Incentive Plan and the Palo Verde Incentive Plan are collectively referred to as the "APS Incentive Plans," and the APS Incentive Plans and the CEO Incentive Plan are collectively referred to as the "2018 Incentive Plans". In December 2017, the Committee approved the CEO Incentive Plan and the Board, on the recommendation of the Committee, approved the APS Incentive Plans.

2018 INCENTIVE PLAN OPPORTUNITIES

NEO	Threshold (% of Salary)	Target (% of Salary)	Maximum (% of Salary)	2018 Actual (% of Salary)	2018 Actual ($)
Mr. Brandt	50	125[1]	200	146.9	2,049,255
Mr. Hatfield	18.75	75	150	102.1	678,799
Mr. Bement	18.75	75	150	101.1	631,828
Mr. Froetscher	16.25	65	130	88.8	443,885
Mr. Guldner	17.50	70	140	95.1	546,977
Mr. Schiavoni	18.75	75	150	65.1	485,068[2]

(1) Reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2018 base salary.

(2) Mr. Schiavoni retired on August 20, 2018, and under the terms of the APS Incentive Plan, he received a pro-rated award for his service during the year.

Assessing Performance and Payouts

The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy. This goal-setting approach is integrated into our performance tracking and business reporting, providing a clear line of sight across the Company on an ongoing basis.

The Committee annually reviews the metrics utilized under the annual cash incentive plans to ensure that they remain relevant, with target performance goals set at levels that are intended to be challenging without incentivizing inappropriate risk taking.

Individual awards under our annual cash incentive plans are based on the achievement of relevant and objective earnings and business unit goals, which tie payouts directly to core measures of business performance and key operational business unit results and ultimately serve to enhance shareholder value.

2018 ANNUAL INCENTIVE PLAN COMPONENT SUMMARY



2018 CEO Annual Cash Incentive[1] = **PNW Earnings Performance** 62.5% (Earnings Threshold 25% | Earnings Above Threshold 37.5%) + **Business Unit Performance** 37.5%

Earnings threshold must be met for any payout of annual incentive award, with 25% of the award earned at threshold performance

2018 Other NEOs Annual Cash Incentive[1] = **APS Earnings Performance** 50% + **Business Unit Performance** 50%

APS Incentive Plan: *Earnings threshold must be met for any payout of annual incentive award*

Palo Verde Incentive Plan: *Earnings threshold and target business unit performance must be met for payout of APS earnings component; if earnings threshold is not met, there can still be a payout under the business unit performance component*

(1) Weightings are shown as a percentage of total incentive opportunity.

Earnings Component Target Setting

In designing the annual cash incentives, the Committee sets earnings levels based on a reasonable range of expectations for the year, while taking into account prior year performance and economic conditions.

Due to the regulated nature of the utility industry, earnings growth is impacted by the base rates approved by regulators. Given that the rates we charge customers are generally fixed for several years, our revenue streams don't increase in a linear year-over-year fashion. As a result, our annual earnings are impacted by our ability to manage costs associated with our operations and investments while our revenues typically remain relatively flat in years following a rate adjustment. Furthermore, planned outages, weather patterns and varying electricity demand can lead to cyclical earnings fluctuations. These factors are considered in our annual business planning and ultimately reflected in the earnings targets that are approved by the Committee.

2018 EARNINGS GOALS

For fiscal year 2018, the Committee set threshold, target and maximum Pinnacle West and APS earnings goals that reflected the approval of our 2017 retail rate adjustment and thus represented a meaningful year-over-year increase in the target. We set the APS 2018 earnings target at $512 million for 2018, representing a 6% increase over 2017 actual incentive earnings of $483.8 million. Likewise, we set Pinnacle West's 2018 target earnings range such that its projected midpoint was $493 million, representing a 4% increase over Pinnacle West's 2017 actual incentive earnings of $475.4 million.

Earnings for APS and Pinnacle West for incentive plan purposes were 5% and 4% above the 2018 targets, respectively as shown on pages 58 and 57.

		Year-Over-Year Increase vs. 2017
APS 2018 Earnings Target	$512 million	+6% over 2017 actual incentive earnings of $483.8 million
Pinnacle West 2018 Target Earnings Range Midpoint	$493 million	+4% over 2017 actual incentive earnings of $475.4 million

Business Unit Component Target Setting

The business unit metrics component of our annual plan ensures that our compensation program appropriately focuses our employees on core measures of overall Company health and performance. Our use of business unit metrics in our NEOs' incentive plans promotes our continued success as a safe, sustainable, and overall well-run vertically-integrated and regulated electric utility.

DETERMINATION PROCESS

The determination of business unit metrics and targets is a year-long, multi-step process guided by our strategic priorities. The Board oversees the Company's business strategy. The Company maintains a rigorous performance goal-setting process wherein goals are set based on our annual business planning process and reviewed for relevance and appropriate alignment with our business strategy. Individual business unit targets are developed using a variety of methods depending on the metric under consideration, including internal trends, external considerations, opportunities to improve performance, and use of industry benchmark data. Targets are intended to incentivize performance while still being attainable. The business unit metrics and targets are then shared and discussed with the Committee and the Board before final metrics and targets are approved by the Committee and the Board.



	March-April	April-June	July-November	December
	Corporate Business Priorities	**Identify Areas of Focus**	**Goal-Setting**	**Committee and Board Approval of Metrics/Goals**
	• Each year our executive officers and senior management determine the annual strategic plan and critical areas of focus to align with our ongoing strategy	• Guided by the annual strategic plan and the critical areas of focus, business units identify business unit-level metrics which tier up to support the broader business priorities for the year	• Several metrics are set with reference to industry-wide benchmarks where available, and are typically set at the top quartile • Non-benchmarked metrics are designed to drive favorable trends based on historical internal data	• The Committee and the Board reviews and discusses the metrics and targets provided by the business units • The Committee and the Board approves final metrics and targets

Under the business unit components of the 2018 Incentive Plans, the range of potential achievement for each business unit metric was zero to 200% of the target level. In addition to a target level, some of the performance measures also provided for a threshold level (equal to 50% of target) and a maximum level (equal to 200% of target). Performance above the maximum level resulted in achievement of 200% of target. If performance fell between threshold and target or between target and maximum, linear interpolation was used to determine the actual percentage of target performance achieved.

2018 BUSINESS UNIT GOALS

The 2018 Incentive Plans measured NEOs on pre-established business unit performance in up to five key areas: Corporate Resources, Customer Service, Fossil Generation, Palo Verde, and Transmission and Distribution. Within each of these categories are specific metrics designed to incentivize achievements in operational excellence, customer satisfaction, safety and employee performance, and cost management, ultimately resulting in shareholder value creation.

The CEO was evaluated against metrics within each of these five categories to tie the CEO's incentive to overall operational performance of the Company, and not to emphasize any one unit's performance over the others. Other NEOs were evaluated based on performance in the business units that correlate to their responsibilities.

See "Business Unit Components Under the 2018 Incentive Plans" on page 59 for additional details regarding the metrics, targets and achievement levels for each business unit. As discussed above, we have revised our 2018 metrics in certain key business units to more closely align with our priorities and emphasize top quartile performance and/or improve on historical trends, with year-over-year backtesting conducted to ensure that we are maintaining or increasing the rigor of our goals. The 2018 average of all business unit metrics performance for 2018 was 122% compared to 152% in 2017.

	Business Unit Performance					
	Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/ Distribution (%)	Average (%)
2018 Results	127	133	115	121	116	122
2017 Results	142	94	160	190	174	152

2018 Annual Cash Incentive Outcomes

CEO INCENTIVE PLAN

EARNINGS COMPONENT

For Mr. Brandt, the earnings portion of the annual cash incentive was determined based on PNW earnings. The component was weighted at 62.5% of the award, with 25% of the award (50% of base salary) earned based on achievement of threshold performance. The CEO Incentive Plan provided that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

Under the terms of the CEO Incentive Plan, earnings calculations are made excluding the impact of rate adjustments related to actions of the ACC within the plan year, and the Committee evaluates the impacts of unusual or non-recurring adjustments on actual earnings and may make adjustments to reflect such impacts. No such adjustments were made to the Pinnacle West earnings number for 2018.

Metric	Performance (in millions)		
	Threshold	Midpoint	Maximum
PNW Earnings		2018 Actual **$511.0**	
	$442	$493[1]	$544

[1] Reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2018 base salary.

BUSINESS UNIT COMPONENT

As noted above, Mr. Brandt was evaluated against metrics within each of the five business unit areas to tie his incentive to overall operational performance. The business unit component of the CEO Incentive Plan was weighted at 37.5% of the award.

See "Business Unit Components Under the 2018 Incentive Plans" on page 59 for detailed goals and achievement levels for each business unit.

2018 CEO INCENTIVE PLAN RESULTS

The metrics, weightings, and results for Mr. Brandt under the 2018 CEO Incentive Plan are outlined below:

NEO	62.5% PNW Earnings (%)	37.5% Business Unit Performance					2018 Total (%)
		Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/ Distribution (%)	
Mr. Brandt	135[1]	127[2]	133	115	121	116	122
Weighting	(62.5)	(7.5)	(7.5)	(7.5)	(7.5)	(7.5)	(37.5)

[1] As a percentage of midpoint; and as noted above, midpoint reflects a representative target amount under the CEO Incentive Plan — the Committee structured the CEO Incentive Plan so that if Pinnacle West earnings came in at the mid-point between threshold and maximum amounts and each business unit achieved its target performance levels, Mr. Brandt would receive an incentive award equal to 125% of his 2018 base salary.

[2] Reflects the average of the following Corporate Resources business units: Communications, Enterprise Security, Finance/Accounting, Human Resources, Information Technology, Legal, Public Policy, Resource Management, Supply Chain and Sustainability.

Mr. Brandt's incentive award was determined exclusively based on the metrics set forth in the CEO Incentive Plan. The Committee did not exercise any discretion to make adjustments to the award based on unanticipated events.

APS INCENTIVE PLANS
EARNINGS COMPONENT

For all NEOs other than the CEO, the earnings portion of the annual cash incentive was weighted at 50% of the award and determined based on APS earnings. The APS Incentive Plan provided that if the threshold earnings number is not met, no incentive payment will be awarded, regardless of business unit performance.

The Palo Verde Incentive Plan provided that if the threshold earnings number is not met, the APS earnings portion of the incentive payment will not be awarded. In addition, under the Palo Verde Incentive Plan, Palo Verde's overall business unit performance was required to achieve at least 100% of the target level for 2018 before Mr. Bement could receive any payout under the APS earnings portion.

Under the terms of the APS Incentive Plans, the Committee may adjust plan targets or incentive results and may make other changes to the plan deemed necessary or appropriate due to unanticipated events that arise during the performance period or unusual or non-recurring adjustments on actual earnings that arise during the performance period, including without limitation, ACC rate-related impacts on earnings. As such, the Committee adjusted the APS earnings number to primarily reflect certain costs that supported public outreach associated with a renewable sources ballot initiative that were incurred primarily to benefit APS and its customers but booked at Pinnacle West (no adjustments were made to the Pinnacle West earning number). The net effect of this adjustment was to reduce APS earnings from $570.3 million to $537.2 million.

Metric	Performance (in millions)		
	Threshold	Target	Maximum
APS Earnings		2018 Actual **$537.2**	
	$461	$512	$563

BUSINESS UNIT COMPONENT

As indicated above, NEOs other than the CEO are evaluated based on performance in the business units that correlate to their responsibilities. The business unit component for each NEO other than the CEO was weighted at 50%, with multiple business unit results averaged for applicable NEOs. The APS Incentive Plans allow the Committee to make adjustments for individual performance, and the Committee may exercise discretion under the APS Incentive Plans due to unanticipated events that might arise during the performance period. The Committee did not make any such adjustments for the NEOs in 2018.

See "Business Unit Components Under the 2018 Incentive Plans" on page 59 for detailed goals and achievement levels for each business unit.

2018 APS INCENTIVE PLAN RESULTS

The metrics, weightings, and results for Messrs. Hatfield, Froetscher, Guldner and Schiavoni under the APS Incentive Plan, and Mr. Bement under the Palo Verde Incentive Plan, are outlined below:

NEO	50% APS Earnings (%)	50% Business Unit Performance						2018 Total (%)
		Corporate Resources (%)	Customer Service (%)	Fossil Generation (%)	Palo Verde (%)	Transmission/ Distribution (%)		
Mr. Hatfield	**149**	**123**[1]						**123**
Weighting	*(50.0)*	*(50.0)*						*(50.0)*
Mr. Bement	**149**				**121**			**121**
Weighting	*(50.0)*				*(50.0)*			*(50.0)*
Mr. Froetscher	**149**	**132**[2]	**133**	**115**		**116**		**124**
Weighting	*(50.0)*	*(12.5)*	*(12.5)*	*(12.5)*		*(12.5)*		*(50.0)*
Mr. Guldner	**149**	**123**[3]						**123**
Weighting	*(50.0)*	*(50.0)*						*(50.0)*
Mr. Schiavoni[4]	**149**	**132**[5]	**133**	**115**		**116**		**124**
Weighting	*(50.0)*	*(12.5)*	*(12.5)*	*(12.5)*		*(12.5)*		*(50.0)*

[1] Reflects the average of the following Corporate Resources business units: Finance/Accounting, Human Resources and Information Technology.

[2] Reflects the average of the following Corporate Resources business units: Enterprise Security, Resource Management, Supply Chain and Sustainability.

[3] Reflects the average of the following Corporate Resources business units: Legal and Public Policy.

[4] Mr. Schiavoni retired on August 20, 2018, and under the terms of the APS Incentive Plan, he received a pro-rated award for his service during the year.

[5] Reflects the average of the following Corporate Resources business units: Enterprise Security, Resource Management, Supply Chain, and Sustainability.

Business Unit Components under the 2018 Incentive Plans

The following table summarizes the metrics used for each business unit, in addition to individual weightings, targets, and 2018 results. The percentage of target performance achieved reflects the comparison of our actual achievement of a particular measure for 2018 to the target established for that measure.

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Corporate Resources (Communications; Enterprise Security; Finance/Accounting; Human Resources; Legal; Public Policy; Sustainability)				**123**
Employees (15%)	OSHA Recordables[1] (15%)	29	36	50
Operational Excellence (60%)	Average of All Business Unit Results[2] (60%)	100%	121%	121
Shareholder Value (25%)	Total Corporate Resources O&M Budget (25%)	Budget	1.4% Under Budget	171
Corporate Resources (Information Technology)				**124**
Employees (25%)	OSHA Recordables[1] (15%)	29	36	50
	IT Event Clock Resets (10%)	9	8	125
Operational Excellence (60%)	Average of All Business Unit Results[2] (40%)	100%	121%	121
	Safety and Mission Critical System Cumulative Availability (10%)	99.945%	99.992%	200
	Capital Project Execution (10%)	95%	95.00%	100
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	1.4% Under Budget	171

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Corporate Resources (Resource Management)				**158**
Employees (15%)	OSHA Recordables[1] (15%)	29	36	50
	ERMG Violations (15%)	3	3	100
Operational Excellence (30%)	Day Ahead Energy Forecast (% Deviation) (15%)	1.85%	1.74%	200
Customer Value (40%)	Passing EIM T-55 Hourly Balancing Test (20%)	94%	98%	200
	Gas Pipeline Penalty Avoidance (20%)	$90K	$60K	200
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	1.4% Under Budget	171
Corporate Resources (Supply Chain)				**126**
Employees (15%)	OSHA Recordables[1] (15%)	29	36	50
Operational Excellence (70%)	Average of All Business Unit Results[2] (60%)	100%	121%	121
	Capital Project Execution (10%)	96%	100.00%	200
Shareholder Value (15%)	Total Corporate Resources O&M Budget (15%)	Budget	1.4% Under Budget	171
Palo Verde[3]				**121**
Employees (22.5%)	Reactivity Management (INPO PIC) & No New Fuel Damage Events ("FDE") (5%)	≤1.3 & Zero New FDEs	2.7 & No New FDEs	0
	Site Safety Index (5%)	10	12	200
	OSHA – free days (in calendar year) (5%)	362	360	0
	INPO Evaluation[4] (4%)	Excellent	Exemplary	200
	Radiological Safety Focus Index (3.5%)	90	100	200
Operational Excellence (30%)	Site Capacity Factor (15%)	90.8%	90.2%	63
	Summer Reliability Capacity Factor (15%)	99.2%	96.4%	0
Performance Improvement (27.5%)	Equipment Reliability Index (2.5%)	94	97	200
	Plant Health Committee (PHC) Actions (2.5%)	90	100	200
	Corrective Action Performance Scorecard (CAP)[5] (2.50%)	4 G/W; No Red	5G/W	200
	Start-Up Iron CEI-R – PPB Spring Outage (5%)	≤4.0	2.5	200
	Start-Up Iron CEI-R – PPB Fall Outage (5%)	≤4.0	3.8	124
	Site Clock Resets (Less Safety) (5%)	1	1	100
	Operational Focus Indicator (INPO PIC) (5%)	≤37.5	16.7	200
Shareholder Value (20%)	Palo Verde O&M Budget[4] (15%)	≤Budget	$1.2M Under Budget	200
	Palo Verde Capital Budget[4] (5%)	≤Budget	$0.2M Under Budget	200

Business Unit Measures and Weighting	Measure	Target	Actual Results	% of Target Performance Achieved
Customer Service				**133**
Employees (15%)	OSHA Recordable Incidents[1] (15%)	29	36	50
Operational Excellence (40%)	Self-Service Transactions per Customer (20%)	9.09	9.53	200
	Customer Call Abandon Rate (20%)	12%	7.91%	200
Customer Value (20%)	Customer Outcome Satisfaction – CCT (20%)	81.7%	81.9%	104
Shareholder Value (25%)	Customer Service O&M Budget (25%)	Budget	0.0% Under Budget	100
Fossil Generation				**115**
Employees (30%)	OSHA Recordable Incidents (15%)	3	5	50
	Engineering Event Clock Resets (15%)	2	1	200
Operational Excellence (60%)	Fleet Summertime Equivalent Availability Factor[6] (20%)	92.9%	91.6%	66
	G&O Start-up Reliability (10%)	98%	99.4%	200
	Capital Project Execution (30%)	96%	96.19%	110
Shareholder Value (10%)	Net Operating Expense (10%)	Budget	0.3% Under Budget	114
Transmission & Distribution				**116**
Employees (30%)	OSHA Recordable Incidents (15%)	15	25	0
	Human Performance Event Clock Resets (15%)	27	27	100
Operational Excellence (50%)	System Average Interruption Duration Index ("SAIDI") (15%)	81	80	122
	System Average Interruption Frequency Index ("SAIFI") – Clear Weather (15%)	0.57	0.55	150
	Capital Project Execution (20%)	96%	98.18%	200
Shareholder Value (20%)	Transmission & Distribution O&M Budget (20%)	Budget	0.1% Under Budget	103

[1] OSHA Recordable Incidents metric represents the corporate total.

[2] Average includes: Transmission/Distribution, Customer Service, Fossil Generation and Palo Verde.

[3] Palo Verde business unit performance goals must achieve at least 100% payout overall before payment of the APS performance component can occur.

[4] The INPO Evaluation, Palo Verde O&M Budget, and Palo Verde Capital Budget measures will pay at maximum if achieved.

[5] The CAP Scorecard reflects 6-month goals that are actualized and funded on June 30th and December 31st.

[6] Summertime Equivalent Availability Factor calculations from June-September.

Long-Term Incentives

Our long-term equity incentive compensation is intended to align the interests of executives and our shareholders and increase long-term shareholder value while also offering an award opportunity that helps attract and retain qualified, experienced executives. The Company currently uses two types of equity awards: performance shares and RSUs. Beginning with the 2016 awards, our annual long-term equity awards were granted 60% to performance-based measures and 40% to time-based vesting. For 2018, we increased the grant allocation to 70% performance-based measures and 30% time-based vesting for our CEO and our Executive Vice Presidents.

2018 LONG-TERM EQUITY INCENTIVE COMPONENT SUMMARY

Vehicle	% of Target Equity Pay Mix	Measurement Period	Performance Link
Performance Shares	70	3 years	Relative TSR (50%) Relative Operational Performance (50%)
RSUs	30	Vest ratably over 4 years	Stock Price

To determine the amount of performance share and RSU awards, the Committee first establishes a target compensation value for each officer that it wants to deliver through long-term equity award opportunities. The Committee considers various factors, including the retention value of the total compensation package, the long-term equity component in light of the competitive environment, and individual performance. The Committee also considers target value in light of the Company's achievement of earnings targets and overall performance. Once the target value is established, the Committee determines the number of shares subject to the awards by reference to the then-current market value of the Company's common stock and then allocated the 2018 awards 70% to performance shares and 30% to RSUs for the CEO and Executive Vice Presidents.

The 2018 awards to the NEOs were as follows:

Name	Performance Shares – 70% (#)	RSUs – 30% (#)	Grant Date Value ($)[1]
Mr. Brandt	39,898	17,100	4,400,246
Mr. Hatfield	9,068	3,888	1,000,204
Mr. Bement	5,442	2,332	600,152
Mr. Froetscher	6,348	2,724	700,359
Mr. Guldner	6,348	2,724	700,359
Mr. Schiavoni	11,336	4,860	1,250,331

[1] For purposes of this table, Grant Date Value is equal to the total number of shares multiplied by the Company's closing stock price on the date of grant ($77.20).

PERFORMANCE SHARES

We granted performance shares to our NEOs in February 2018 for a three-year performance period (the "2018 Performance Shares"), with two distinct elements — relative TSR and relative operational performance against five metrics.

Metrics	Weighting	Rationale & Performance Link
Relative TSR *Measures the Company's TSR performance against:* **S&P 1500 Super Composite Electric Utility Index (the "Index")**	50%	Links pay to key measure generating shareholder value relative to others in the industry
Relative Operational Performance *Measures the Company's average percentile ranking in:* - Customer reliability - Customer-to-employee improvement ratio - OSHA all incident injury rate - Nuclear capacity factor - Coal capacity factor	50%	Metrics are direct indicators of operational performance and provide a clear barometer of performance versus external benchmarks

The Committee grants each award recipient a specified number of performance shares, which is considered the "Base Grant." Under each of the two performance elements, up to 100% of the Base Grant may be earned based on performance. The maximum award opportunity is 200% of the Base Grant, which reflects the sum of the maximum opportunities for performance against the two elements:

Relative Performance Scale for Each Element	Performance Share Payout for Each Element	Total Maximum Award Opportunity
90th Percentile or Greater	100% of the Base Grant	**200% of Base Grant** (would require 90th percentile or greater performance for both relative TSR and operational performance metrics)
75th Percentile	75% of the Base Grant	
50th Percentile	50% of the Base Grant	
25th Percentile	25% of the Base Grant	
Less than 25th Percentile	None	

TSR

TSR is the measure of a company's stock price appreciation plus dividends during the three-year performance period. We believe using TSR strengthens the link between officer performance and shareholder return. We anticipate that the common stock payout, if any, related to this element will be made in February 2021.

OPERATIONAL PERFORMANCE

The Company's "average performance" with respect to the metrics listed below will be the average of the Company's percentile ranking for each of these metrics during each of the three years of the performance period:

- The Company's percentile ranking based on customer reliability results relative to other companies reported in the Edison Electric Institute ("EEI") data;

- The Company's ranking for a customer-to-employee improvement ratio, based on data provided by SNL Financial ("SNL"), an independent third-party data system, relative to other companies reported in the SNL data;

- The Company's percentile ranking based on the OSHA rate (All Incident Injury Rate) relative to other companies reported in the EEI data;

- The Company's percentile ranking based on nuclear capacity factor relative to other companies reported in the SNL data; and

- The Company's percentile ranking based on coal capacity factor relative to other companies reported in the SNL data.

The metrics selected are direct indicators of key business performance success. The metrics can be readily benchmarked and provide a clear barometer of top-tier performance excellence. We believe a focus on these performance metrics over a three-year period aligns long-term compensation with key operational goals, thereby enhancing overall Company performance. We anticipate that the common stock payout, if any, related to this performance element will be made in October 2021.

The recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control."

A recipient of performance shares will receive additional shares of common stock equal to the amount of dividends that the recipient would have received had the recipient directly owned the shares from the date of grant to the date of payment, plus interest on such dividends at the rate of 5% per annum, compounded quarterly, divided by the fair market value of one share of stock on the date of the stock payout. This common stock is paid out only if the related common stock payout is made. The 2018 Performance Shares are not included in calculating pension benefits.

The 2018 Performance Shares are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table.

PAYOUTS OF 2015 PLAN AWARDS

In 2015, the Committee granted performance shares to the NEOs, based on relative TSR and relative operational performance. For the three-year period ended December 31, 2017, our TSR percentile was 63.1% compared to the Index. For the same period, our average performance percentile with respect to the 2015 performance metrics was 68.6% compared to the companies included in the operational performance metrics. The actual payout to each NEO is identified in the Option Exercises and Stock Vested table.

RSUs

We granted RSUs to our NEOs in February 2018. RSUs vest in equal 25% installments over four years if the award recipient remains employed by the Company or one of its subsidiaries unless the recipient meets any of the exceptions described under "Potential Payments upon Termination or Change of Control".

Each RSU represents the fair market value of one share of our common stock on the applicable vesting date, and the value rises and falls with the Company's stock price.

The 2018 RSUs are payable at the election of the participant made shortly after the date of the initial grant, either 100% in stock, 50% in cash and 50% in stock, or 100% in cash, and will vest each February 20 in an amount equal to the number of RSUs vesting on such date multiplied by the closing price of a share of our common stock on that date.

The RSUs accrue dividend rights on the vested RSUs, equal to the amount of dividends that the participant would have received had the participant directly owned stock equal to the number of vested RSUs from the date of grant to the date of payment, plus interest at the rate of 5% per annum, compounded quarterly, with such amount paid either 100% in stock, 50% in cash and 50% in stock, or 100% in cash based on the participant's election as discussed above.

The 2018 RSUs are included in the Summary Compensation Table in the column under "Stock Awards" and in the Grants of Plan-Based Awards table. RSUs granted in previous years that vested in 2018 are identified in the Option Exercises and Stock Vested table.

SUPPLEMENTAL AWARD

2017 CEO PERFORMANCE-CONTINGENT AWARD

In March 2017, the Committee granted the CEO a two-year, performance-based cash award. This award was designed to incent Mr. Brandt, a retirement-eligible CEO, to remain in his current role while further emphasizing the Board's succession planning priorities. Given the specialized skill sets required of the senior management team in our industry and our Company, a major priority of the CEO is to ensure that the Company's existing succession strategy and workforce development pipeline is sufficiently robust and continues to be effective. The Committee believed that this award was critical to retaining a retirement-eligible CEO for what was perceived to be a multiple-year succession planning period.

The award was comprised of two tranches that were performance-conditioned on specific return on equity, earnings, and succession planning goals, with a maximum potential payout to Mr. Brandt of $4 million:

STRUCTURE AND PERFORMANCE CRITERIA OF 2017 CEO PERFORMANCE-CONTINGENT AWARD

Hurdle	Tranche 1	Tranche 2	Performance Link
Minimum 8.00% return on equity ("ROE") condition (2017)	**2017 earnings threshold of $390 million**	**2018 earnings threshold of $442 million**	*No portion of award payable if neither earnings thresholds are met* *If only one earnings threshold is met, 50% of the award may be earned subject to additional adjustments based on succession planning and development performance*
No portion of award payable if ROE condition not met	**2017 succession planning and development ("Year 1 Milestones")**	**2018 succession planning and development goals ("S/D Goals")**	*Full award subject to goals being satisfied*

On February 20, 2018, the Committee determined that (i) the Company's ROE for the period beginning January 1, 2017 and ending December 31, 2017 was 10% which exceeded the minimum ROE condition, (ii) the Company's 2017 earnings were $488.5 million which exceeded the 2017 earnings threshold, and (iii) the Year 1 Milestones had been met. Mr. Brandt was required to deliver to the Corporate Governance Committee at each of its meetings between June 2017 and February 2018 progress reports on the Year 1 Milestones. The Corporate Governance Committee evaluated Mr. Brandt's performance and determined that the Year 1 Milestones were met based on that (i) Mr. Brandt identified the succession candidates for the senior officer positions listed in the 2017 CEO Performance-Contingent Award, or if there was not a suitable internal candidate, Mr. Brandt presented a plan for an external search for such candidate, (ii) Mr. Brandt delivered the written succession/development plans for the senior officers specified in the 2017 CEO Performance-Contingent Award, (iii) Mr. Brandt delivered the assessments of the senior officer candidates and the performance development of a specific senior officer listed in the 2017 CEO Performance-Contingent Award, (iv) Mr. Brandt delivered the progress reports required by the 2017 CEO Performance-Contingent Award, and (v) there were no gaps in the identification of successor candidates, reports submitted were complete and thorough and that the Company had devoted sufficient resources to the execution and development of the succession plans. The Committee reviewed the report of the Corporate Governance Committee and determined that the Year 1 Milestones were met.

On February 19, 2019, the Committee determined that (i) the Company's 2018 earnings were $511 million which exceeded the 2018 earnings threshold, and (ii) the S/D Goals had been met. Mr. Brandt was required to deliver to the Corporate Governance Committee at each of its meetings between February 2018 and February 2019 progress reports on the S/D Goals. The Corporate Governance Committee evaluated Mr. Brandt's performance and determined that the S/D Goals were met based on that (i) Mr. Brandt reported on the progress of identifying the succession candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award that were not already identified as part of the Year 1 Milestones, or if there was not a suitable internal candidate, Mr. Brandt presented a candidate for consideration by the Board from an external search lead by Mr. Brandt, (ii) Mr. Brandt delivered a written report indicating the implementation of the succession/development plans for the candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award, including actual progress of such candidates against the activities detailed in the plans, (iii) Mr. Brandt delivered the assessments of the senior officer candidates readiness to assume the new positions, (iv) Mr. Brandt delivered complete and thorough progress reports as required by the 2017 CEO Performance-Contingent Award, (v) the Company had devoted sufficient resources to the execution and development of the succession plans and external searches (if any), and (vi) the Corporate Governance Committee was satisfied with the overall progress on identifying suitable candidates for the senior officer positions specified in the 2017 CEO Performance-Contingent Award. The Committee reviewed the report of the Corporate Governance Committee and determined that the S/D Goals were met.

Based on the successful achievement of the performance criteria, the Committee approved awarding the full $4 million performance-based cash award. Mr. Brandt was paid the $4 million 2017 CEO Performance-Contingent Award on February 28, 2019.

An amount of $2 million of the 2017 CEO Performance-Contingent Award is included in the Summary Compensation Table in the column under "Non-Equity Incentive Plan Compensation" for 2018 because, although no amount was paid to Mr. Brandt in 2018, in February of 2018 when the Committee determined that the (i) minimum ROE condition, (ii) 2017 earnings threshold and (iii) Year 1 Milestones each had been met, Mr. Brandt would have been owed $2 million if he had retired from the Company in 2018. The remaining $2 million of the 2017 CEO Performance-Contingent Award will be included in the Summary Compensation Table in the 2020 Proxy Statement.

Benefits

PENSION PROGRAMS

The NEOs participate in the Pinnacle West Capital Corporation Retirement Plan (the "Retirement Plan") and the Supplemental Excess Benefit Retirement Plan (the "Supplemental Plan"). We describe these plans in more detail under "Discussion of Pension Benefits". The Company believes that the pension programs are important recruitment and retention tools.

DEFERRED COMPENSATION PROGRAM

The Company offers to its executive officers the ability, if the officer so chooses, to participate in a deferred compensation program. We describe our deferred compensation program in more detail under "Discussion of Nonqualified Deferred Compensation". We offer our deferred compensation program because the Committee believes that it is standard market practice to permit officers to defer some portion of their cash compensation. However, we generally consider the value in the deferred compensation plan to be the participant's own money and do not give this amount significant weight in making compensation decisions. A discretionary credit award under the deferred compensation plan for Mr. Bement is discussed under the heading "Discussion of Nonqualified Deferred Compensation".

CHANGE OF CONTROL AGREEMENTS

The Company maintains Key Executive Employment and Severance Agreements (the "Change of Control Agreements") for our officers, including the NEOs. Similar to our deferred compensation programs, Change of Control Agreements do not have a significant impact on compensation design. We discuss our Change of Control Agreements in more detail under "Potential Payments upon Termination or Change of Control." Our Change of Control Agreements are "double trigger" agreements that provide severance benefits if, during a specified period following a change of control, the Company terminates an employee without "cause" or the employee terminates employment "for good reason." We believe that the possibility of strategic transactions or unsolicited offers creates job uncertainty for executives, and that the Change of Control Agreements are effective tools to provide incentives for executives to stay with the Company in light of these uncertainties. In addition, we believe that if the agreements are appropriately structured, they do not deter takeovers or disadvantage shareholders. Each agreement is terminable on notice given six months prior to each anniversary of the agreement.

In May 2009, in connection with a review of its executive compensation practices, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended Change of Control Agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018, the Committee removed this exception.

In addition to the Change of Control Agreements described above, under the terms of our 2012 Plan awards are accelerated upon a change of control unless the Board chooses to override such provisions. In exercising its override authority, the Board must conclude, in good faith, that participants' awards shall remain outstanding, be assumed, or be exchanged for new awards pursuant to a change of control, and that there will be no material impairment to either the value of the awards or the opportunity for future appreciation in respect of the awards.

PERQUISITES

We have had a long-standing practice of providing only limited perquisites to our executive officers. We describe our perquisites paid to each of the NEOs in footnote 4 to the Summary Compensation Table on page 70 of this Proxy Statement.

Other Considerations

Stock Ownership and Retention Guidelines

We believe that linking a significant portion of an officer's current and potential future net worth to the Company's success, as reflected in our stock price, helps to ensure that officers have a stake similar to that of our shareholders. Stock ownership guidelines also encourage the long-term management of the Company for the benefit of the shareholders.

The Company's Guidelines are based on the officer's position and his or her base salary. The ownership requirements are shown below in respect of the indicated officer position:

Officer	Multiple of Base Salary[1]
Chief Executive Officer	5 times Base Salary
APS President and all Executive and Senior Vice Presidents	2 times Base Salary
All other Vice Presidents and Officers	1 times Base Salary

[1] Each officer is expected to meet his or her ownership requirement within five years following such officer's election (the "Phase-in Period"). In the event of (1) a promotion or a change in the Guidelines that would cause the officer to move into a higher multiple level or (2) a base salary increase of more than 20% over the officer's previous base salary, an officer will have an additional three-years to meet his or her applicable ownership requirement. If the officer does not attain compliance with his or her ownership requirement by the end of the Phase-in Period, any subsequent grants of equity compensation to such officer will be payable solely in shares of stock until the ownership requirement is met. Under the Guidelines, the CEO may grant exceptions for hardship and other special circumstances. The types of ownership arrangements counted toward the Guidelines are: common stock, whether held individually, jointly, or in trust with or for the benefit of an immediate family member; shares issued upon the vesting of RSUs or the payout of performance shares; and unvested RSUs to the extent they will result in the issuance of common stock to the officer.

Officers may not sell or otherwise transfer ("Dispose") any shares of Company stock received by them pursuant to any of the Company's compensation or benefit programs (net of shares sold or surrendered to meet tax withholding or exercise requirements) until his or her ownership requirement has been met. Mr. Schiavoni retired in August 2018 and is no longer subject to the Guidelines. All of the other NEOs are in compliance with the Guidelines.

The following graphs illustrate how our NEOs' holdings compare to the Guidelines:

CEO OWNERSHIP[1]

Holdings:
98,552

Required: **87,199**
5 × base pay

5.7 × base pay

AVERAGE OWNERSHIP FOR OTHER NEOs[1],[2]

Average Holdings:
26,467

Average Required: **15,750**
2 × base pay

3.3 × base pay

[1] Based on the 12-month average stock price as of the Record Date.

[2] Excluding Mr. Schiavoni, who retired on August 20, 2018.

Prohibition on Hedging and Pledging

Officers may not pledge, margin, hypothecate, hedge, or otherwise grant an economic interest in any shares of Company stock whether or not his or her ownership requirement has been met. This restriction extends to the purchase or creation of any short sales, zero-cost collars, forward sales contracts, puts, calls, options or other derivative securities in respect of any shares of Company stock.

Clawback Policy

Pinnacle West has a clawback policy that applies to specified current or former executive officers, including our NEOs. Under the policy, in the event of any material restatement of the consolidated financial statements of the Company and its subsidiaries within three years of the first public release or filing with the SEC, the Committee may, within 12 months after the material restatement, require forfeiture and/or return to the Company of all or a portion of the compensation vested, awarded or received under any bonus award, short-term incentive award, equity award (including any award of restricted stock, performance shares, phantom stock, deferred stock units or RSUs) or other award during the period subject to restatement and the 12-month period following the first public issuance or filing with the SEC of the financial statements that were restated, by any executive that the Committee determines has personally engaged in intentional misconduct that caused or partially caused the need for such restatement. Any forfeiture and/or return of compensation by an executive under the policy will be limited to the portion that the executive would not have received if the consolidated financial statements had been reported properly at the time of first public release or filing with the SEC. By accepting any award as to which this policy applies, each executive agrees to forfeit and/or return compensation to the Company as provided by the policy. The policy does not limit the ability of the Company to pursue forfeiture or reclaim payments under other legal rights.

Taxation Considerations Regarding Executive Compensation

Pursuant to Section 162(m) of the Internal Revenue Code (the "Code"), for federal income tax purposes, publicly-traded corporations generally are not permitted to deduct annual compensation in excess of $1 million paid to any of certain top executives. The Committee and the Board may weigh the tax consequences of the total compensation program when setting the total compensation package for an officer. However, the Committee and the Board do not routinely apply the tax-deductibility rules to limit what they determine otherwise to be necessary and appropriate compensation awards or as a justification for awarding compensation below $1 million.

As a result of changes made by the 2017 Tax Cuts and Jobs Act, certain "performance-based" compensation, which was excludible from the scope of Section 162(m) under prior law, must now be included in determining the $1 million limitation unless it qualifies under a transition rule applicable to certain compensation arrangements in place as of November 2, 2017. In August 2018, the Internal Revenue Service released initial guidance related to the transition rule. Based on this initial guidance, the Company continues to believe that performance-based awards granted to our executive officers, and in place as of November 2, 2017, will continue to be deductible under this transition rule. However, the Internal Revenue Service indicated further guidance would be forthcoming. As such, no assurance can be given that compensation intended to satisfy the requirements for this transition rule will in fact be deductible. Further, the Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Summary Compensation Table

The following table provides information concerning the total compensation earned or paid to the Company's NEOs:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Donald E. Brandt, Chairman of the Board, President and CEO of the Company and Chairman of the Board and Chief Executive Officer of APS	2018	1,395,000	0	4,370,322	4,049,255	2,302,980	27,965	12,145,522
	2017	1,355,000	0	4,374,133	2,314,340	2,462,556	27,410	10,533,439
	2016	1,315,000	0	5,908,828	1,910,695	2,199,029	25,675	11,359,227
James R. Hatfield, Executive Vice President and Chief Financial Officer of the Company and APS	2018	665,000	0	993,403	678,799	602,445	34,934	2,974,581
	2017	640,000	0	894,969	673,994	599,183	28,177	2,836,323
	2016	620,000	0	844,845	530,695	546,693	25,901	2,568,134
Robert S. Bement, Executive Vice President and Chief Nuclear Officer of APS	2018	625,000	0	596,071	633,028	654,685	326,125	2,834,909
	2017	600,000	0	596,805	793,800	662,448	35,108	2,688,161
Daniel T. Froetscher,[5] Executive Vice President, Operations of APS	2018	494,534	0	695,598	443,885	418,855	31,642	2,084,514
Jeffrey B. Guldner, Executive Vice President, Public Policy of PNW and President of APS	2018	575,000	0	695,598	546,977	385,331	26,618	2,229,524
Mark A. Schiavoni,[6] Executive Vice President of APS	2018	507,202	0	1,241,830	485,068	356,017	19,298	2,609,415
	2017	710,000	0	1,093,532	813,633	628,701	25,663	3,271,529
	2016	680,000	0	1,093,486	623,169	491,023	23,850	2,911,528

[1] The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718. For performance shares, 50% of the value reported is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($75.70) and 50% is based on the closing price on the date of grant ($77.20). The amounts in the column are allocated between the various equity grants as follows:

Name	RSUs ($)	Performance Shares ($)
Mr. Brandt	1,320,120	3,050,202
Mr. Hatfield	300,154	693,249
Mr. Bement	180,030	416,041
Mr. Froetscher	210,293	485,305
Mr. Guldner	210,293	485,305
Mr. Schiavoni	375,192	866,638

The aggregate grant date fair value of the performance shares grant in 2018 assuming the highest level of performance is achieved is as follows: Mr. Brandt — $6,100,405; Mr. Hatfield — $1,386,498; Mr. Bement — $832,081; Mr. Froetscher — $970,610; Mr. Guldner — $970,610; and Mr. Schiavoni — $1,733,274. There were no forfeitures in 2018.

[2] These amounts represent the payments described under "Executive Compensation Components — Annual Cash Incentives" in the CD&A, and, with respect to Mr. Brandt, includes $2,000,000 of the 2017 CEO Performance-Contingent Award because in February 2018 the Committee determined that the (i) minimum ROE condition, (ii) 2017 earnings threshold, and (iii) Year 1 Milestones, as defined in the award agreement, had been achieved (the 2017 CEO Performance-Contingent Award is described under "Executive Compensation Components – Long-Term Incentives-Supplemental Awards" in the CD&A), and with respect to Mr. Bement, incentive payments received in connection with the outage incentive plans as follows: $1,200 for the 2017 Fall, 2018 Spring and 2018 Fall refueling outages for Palo Verde Units 1, 3 and 2, respectively (collectively, the "Refueling Outages").

[3] The amounts in this column for 2018 consist of: (i) the estimated aggregate change in the actuarial present value from December 31, 2017 to December 31, 2018 of each of the NEO's accumulated benefits payable under all defined benefit and actuarial pension plans (including supplemental plans and employment agreements) as follows: Mr. Brandt — $2,210,423 (Mr. Brandt is currently eligible for retirement at a reduced retirement benefit; however, this amount represents the amount he would be entitled to receive at age 65, at which time he would receive the full retirement benefit); Mr. Hatfield — $594,278; Mr. Bement — $591,145; Mr. Froetscher — $404,012 (Mr. Froetscher is currently eligible for retirement at a reduced benefit; however the amount represents the amount he would be entitled to receive at age 60, at which time he would receive the full retirement benefit); Mr. Guldner — $357,582; and Mr. Schiavoni — $330,169; and (ii) the above-market portion of interest accrued under the deferred compensation plan as follows: Mr. Brandt — $92,557; Mr. Hatfield — $8,167; Mr. Bement — $109,226; Mr. Froetscher — $14,843; Mr. Guldner — $27,749; and Mr. Schiavoni — $25,848. The actuarial present value provided in this footnote is driven by certain assumptions, including the discount rate and the mortality assumption.

[4] The amounts in this column include the following amounts for each of the NEOs for 2018:

Mr. Brandt:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	15,590
Mr. Hatfield:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	22,559
Mr. Bement:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance and financial planning	13,750
• Vested 2014 Bement DCP Discretionary Credits discussed under "Discussion of Nonqualified Deferred Compensation – DCP and 2005 Plan"	300,000
Mr. Froetscher:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance, executive physical and financial planning	19,267
Mr. Guldner:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance and executive physical	14,243
Mr. Schiavoni:	
• Company's contribution under the 401(k) plan	12,375
• Perquisites and personal benefits consisting of a car allowance	6,923

[5] Mr. Froetscher's base salary increased from $395,000 to $500,000 on February 20, 2018.

[6] Mr. Schiavoni retired from APS in August 2018. His base salary includes $33,668 as cash paid out in lieu of accrued paid time off at the time of his retirement.

Grants of Plan-Based Awards

| Name | Grant Date[1] | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards[3] ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Donald E. Brandt		697,500	2,314,340	2,790,000					
	02/20/2018[4] (PS)				19,948	39,898	79,796		3,050,202
	02/20/2018[5] (RSU)							17,100	1,320,120
James R. Hatfield		2,494	498,750	997,500					
	02/20/2018[4] (PS)				4,534	9,068	18,136		693,249
	02/20/2018[5] (RSU)							3,888	300,154
Robert S. Bement		2,344	468,750	937,500					
	02/20/2018[4] (PS)				2,720	5,442	10,884		416,041
	02/20/2018[5] (RSU)							2,332	180,030
			1,000[6]						
			1,000[6]						
Daniel T. Froetscher		1,625	325,000	650,000					
	02/20/2018[4] (PS)				3,174	6,348	12,696		485,305
	02/20/2018[5] (RSU)							2,724	210,293
Jeffrey B. Guldner		2,013	402,500	805,000					
	02/20/2018[4] (PS)				3,174	6,348	12,696		485,305
	02/20/2018[5] (RSU)							2,724	210,293
Mark A. Schiavoni		1,776	355,151	710,301					
	02/20/2018[4] (PS)				5,668	11,336	22,672		866,638
	02/20/2018[5] (RSU)							4,860	375,192

[1] In this column the abbreviation "PS" means performance share awards and "RSU" means restricted stock unit awards.

[2] As required by SEC rules, the "Estimated Possible Payouts" represent the "threshold," "target," and "maximum" payouts the NEOs were eligible to receive under the 2018 Incentive Plans. The actual awards paid to the NEOs under the 2018 Incentive Plans are disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. With respect to Messrs. Hatfield, Froetscher, Guldner and Schiavoni, the minimum amount each officer would have been eligible to receive was calculated based on earnings achieving 1% and no achievement of the business unit performance metrics. The minimum amount Mr. Bement would have been eligible to receive was calculated based on the business unit performance metrics achieving 1% and no achievement of the APS earnings goals under the Palo Verde Incentive Plan. The CEO Incentive Plan does not specify a target opportunity. We calculated a representative target amount for Mr. Brandt by using the final results of the earnings and business unit components from 2017 (each of which were factors in Mr. Brandt's 2017 incentive award) to compute a hypothetical payout under the current 2018 CEO Incentive Plan. That hypothetical payout is used as a representative target amount. See "Executive Compensation Components — Annual Cash Incentives" in the CD&A for additional information about the 2018 Incentive Plans.

[3] The amounts in this column reflect the aggregate grant date fair value of performance shares and RSUs computed in accordance with FASB ASC Topic 718.

[4] This amount represents the 2018 Performance Shares described under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A. In accordance with FASB ASC Topic 718, 50% of the value is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($75.70), while the other 50% is based on the closing stock price on the date of grant ($77.20). There were no forfeitures in 2018.

[5] This amount represents the 2018 RSU awards described under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A. In accordance with FASB ASC Topic 718, we valued the RSUs using the number of RSUs awarded multiplied by the closing stock price on the date of the grant ($77.20). There were no forfeitures in 2018.

[6] These amounts represent the payout opportunity under the outage incentive plans for the Refueling Outages. These incentive plans do not provide for a threshold or maximum payment.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

See the CD&A for further information regarding the terms of awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards table, and for discussions regarding the formulas or criteria to be applied in determining the amounts payable, vesting schedules, and the treatment of dividends.

The Company does not have formal employment agreements with its NEOs; however, we typically enter into offer letters with new executive officers. Deferred compensation credits granted to Mr. Bement are discussed under the heading "Discussion of Nonqualified Deferred Compensation" on page 80 of this Proxy Statement.

Outstanding Equity Awards at Fiscal Year-End

	Stock Awards			
Name	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]**
Donald E. Brandt	17,100[2] (RSUs)	1,456,920	40,909[7] (PS at target)	3,485,447
	16,548[3] (RSUs)	1,409,890	35,050[8] (PS at target)	2,986,260
	13,692[4] (RSUs)	1,166,558	85,787[9] (PS at maximum)	7,309,052
	8,100[5] (RSUs)	690,120		
James R. Hatfield	3,888[2] (RSUs)	331,258	9,298[7] (PS at target)	792,190
	3,487[3] (RSUs)	297,092	7,170[8] (PS at target)	610,884
	2,645[4] (RSUs)	225,354	16,573[9] (PS at maximum)	1,412,020
	1,381[5] (RSUs)	117,661		
Robert S. Bement	2,332[2] (RSUs)	198,686	5,580[7] (PS at target)	475,416
	2,259[3] (RSUs)	192,467	4,780[8] (PS at target)	407,256
	1,245[4] (RSUs)	106,074	7,801[9] (PS at maximum)	664,645
	644[5] (RSUs)	54,869		
Daniel T. Froetscher	2,724[2] (RSUs)	232,085	6,509[7] (PS at target)	554,567
	1,317[3] (RSUs)	112,208	2,790[8] (PS at target)	237,708
	1,090[4] (RSUs)	92,868	6,827[9] (PS at maximum)	581,661
	553[5] (RSUs)	47,116		
Jeffrey B. Guldner	2,724[2] (RSUs)	232,085	6,509[7] (PS at target)	554,567
	1,881[3] (RSUs)	160,261	3,984[8] (PS at target)	339,436
	1,245[4] (RSUs)	106,074	7,801[9] (PS at maximum)	664,645
	644[5] (RSUs)	54,869		
Mark A. Schiavoni	0[6]	0[6]	11,623[7] (PS at target)	990,279
			8,762[8] (PS at target)	746,523
			21,450[9] (PS at maximum)	1,827,540

Executive Compensation

(1) The amount in this column is calculated by multiplying the closing market price of our common stock at the end of 2018 ($85.20 per share as of December 31, 2018) by the number of RSUs, performance shares and corresponding dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's and performance shares actually vest, listed for the specified officer.

(2) This amount represents the RSUs awarded in 2018 that are described, with their vesting and release schedule, under "Executive Compensation Components — Long-Term Incentives — RSUs" in the CD&A.

(3) This amount represents (i) the remaining RSUs awarded in 2017 as follows: Mr. Brandt — 16,548; Mr. Hatfield — 3,387; Mr. Bement — 2,259; Mr. Froetscher — 1,317; and Mr. Guldner— 1,881; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Hatfield — 100. The 2017 RSUs vest and are released in 25% increments beginning on February 20, 2018, so they will be fully vested on February 19, 2021.

(4) This amount represents (i) the remaining RSUs awarded in 2016 as follows: Mr. Brandt — 13,086; Mr. Hatfield — 2,528; Mr. Bement — 1,190; Mr. Froetscher — 1,042; and Mr. Guldner— 1,190; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Brandt — 606; Mr. Hatfield — 117; Mr. Bement — 55; Mr. Froetscher — 48; and Mr. Guldner — 55. The 2016 RSUs vest and are released in 25% increments beginning on February 17, 2017, so they will be fully vested on February 20, 2020.

(5) This amount represents (i) the remaining RSUs awarded in 2015 as follows: Mr. Brandt — 7,619; Mr. Hatfield — 1,299; Mr. Bement — 606; Mr. Froetscher — 520; and Mr. Guldner— 606; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying RSU's actually vest, as follows: Mr. Brandt — 481; Mr. Hatfield — 82; Mr. Bement — 38; Mr. Froetscher — 33; and Mr. Guldner — 38. The 2015 RSUs vest and are released in 25% increments beginning on February 19, 2016, so they fully vested on February 20, 2019.

(6) Mr. Schiavoni retired in August 2018. Upon his retirement he became fully vested in all outstanding RSU grants.

(7) This amount represents: (i) the 2018 Performance Shares — the SEC rules require us to assume a number of shares equal to the target (100% of Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2020; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 1,011; Mr. Hatfield — 230; Mr. Bement — 138; Mr. Froetscher — 161; Mr. Guldner— 161; and Mr. Schiavoni — 287. The 2018 Performance Shares are described with their vesting schedule under "Executive Compensation Components — Long-Term Incentives — Performance Shares" in the CD&A.

(8) This amount represents: (i) the performance shares issued in 2017 — the SEC rules require us to assume a number of shares equal to the target (100% of the Base Grant) payout level of these performance shares, although the actual number of shares awarded, if any, will not be determined until after the end of the performance period, which ends on December 31, 2019; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 1,954; Mr. Hatfield — 400; Mr. Bement — 266; Mr. Froetscher— 156; Mr. Guldner— 222; and Mr. Schiavoni — 488.

(9) This amount represents the performance shares issued in 2016. The performance period for these performance shares ended December 31, 2018; however, the payout was not determined until February 2019 for the portion tied to TSR and the payout, if any, for the portion tied to the six operational performance metrics will not be determined until October 2019, which is when the Company anticipates that we will have the information necessary to determine whether, and to what extent, the six performance metrics were met. SEC rules require us to (i) assume a number of shares equal to the maximum (200% of Base Grant) payout level for the 2016 performance shares; and (ii) accrued dividend rights (and interest thereon) that will be paid in stock to the extent the underlying performance shares actually vest and are paid out, as follows: Mr. Brandt — 7,271; Mr. Hatfield — 1,405; Mr. Bement — 661; Mr. Froetscher — 579; Mr. Guldner — 661 and Mr. Schiavoni — 1,818. If the 2016 performance share grant pays at the target (100% of Base Grant) level, including dividends and interest thereon payable in stock, the amounts would be as follows:

Name	Units at Target (#)	Payout Value ($)
Donald E. Brandt	42,894	3,654,569
James R. Hatfield	8,286	705,967
Robert S. Bement	3,901	332,365
Daniel T. Froetscher	3,413	290,788
Jeffrey B. Guldner	3,901	332,365
Mark A. Schiavoni	10,725	913,770

Option Exercises and Stock Vested

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)[2]**
Donald E. Brandt	85,132	6,761,431
James R. Hatfield	15,165	1,203,390
Robert S. Bement	7,285	578,194
Daniel T. Froetscher	5,960	473,371
Jeffrey B. Guldner	7,156	567,819
Mark A. Schiavoni	33,911	2,732,271

[1] The amount in this column consists of: (i) RSUs that were granted to all of the NEOs in February 2017 that vested and were released in part on February 20, 2018 as follows: Mr. Brandt — 5,516; Mr. Hatfield — 1,129; Mr. Bement — 753; Mr. Froetscher — 439; Mr. Guldner — 627; and Mr. Schiavoni — 1,379; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2017 and released in part on February 20, 2018 as follows: Mr. Hatfield — 20; (ii) RSUs that were granted to all of the NEOs in February 2016 that vested and were released in part on February 20, 2018 as follows: Mr. Brandt — 6,543; Mr. Hatfield — 1,264; Mr. Bement — 595; Mr. Froetscher — 521; Mr. Guldner — 595; and Mr. Schiavoni — 1,636; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2016 and released in part on February 20, 2018 as follows: Mr. Brandt — 233; Mr. Hatfield — 45; Mr. Bement — 21; Mr. Froetscher — 18; Mr. Guldner — 21; and Mr. Schiavoni — 116; (iii) RSUs that were granted to all of the NEOs in February 2015 that vested and were released in part on February 20, 2018 as follows: Mr. Brandt — 7,619; Mr. Hatfield — 1,299; Mr. Bement — 606; Mr. Froetscher — 520; Mr. Guldner — 606; and Mr. Schiavoni — 1,732; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2015 and released in part on February 20, 2018 as follows: Mr. Brandt — 407; Mr. Hatfield — 69; Mr. Bement — 32; Mr. Froetscher — 28; Mr. Guldner — 32; and Mr. Schiavoni — 185; (iv) RSUs that were granted to all of the NEOs in February 2014 that vested and were released in part on February 20, 2018 as follows: Mr. Brandt — 8,616; Mr. Hatfield — 1,540; Mr. Bement — 616; Mr. Froetscher — 514; Mr. Guldner — 718; and Mr. Schiavoni — 1,540; dividend rights (and interest thereon) payable in stock earned on RSUs granted in February 2014 and released in part on February 20, 2018 as follows: Mr. Brandt — 613; Mr. Hatfield — 219; Mr. Bement — 44; Mr. Froetscher — 37; Mr. Guldner — 51; and Mr. Schiavoni — 219; (v) 4,860 RSUs granted to Mr. Schiavoni in February 2018; 4,137 RSUs granted to Mr. Schiavoni in February 2017; 3,272 RSUs granted to Mr. Schiavoni in February 2016; 1,732 RSUs granted to Mr. Schiavoni in February 2015; dividend rights (and interest thereon) payable in stock earned on those RSUs consisting of 280 on the 2016 RSUs and 207 on the 2015 RSUs, in all cases that vested (but were not released) on August 20, 2018 (vi) additional RSUs resulting from notional dividends on the one-time award of supplemental grants of RSUs that were granted in February 2011 for performance prior to 2011 and further described below (the "Supplemental RSUs"), that vested, but were not released, on the following dates in 2018:

Name	March 1	June 1	September 4	December 3
Donald E. Brandt	252	253	251	236
James R. Hatfield	69	71	69	65
Robert S. Bement	69	71	69	65
Daniel T. Froetscher	41	41	41	39
Jeffrey B. Guldner	41	41	41	39
Mark A. Schiavoni	69	71	69	—

(The Supplemental RSUs vested 50% on February 15, 2013, 25% on February 14, 2014, and 25% on February 13, 2015. The Supplemental RSUs are not released to the recipient until the recipient's retirement, death, disability or separation of employment from the Company. Mr. Schiavoni's vested Supplemental RSUs were released in February 2019 after he retired); (vii) performance shares that were granted to all of the NEOs in February 2015, which were based on a performance period of January 1, 2015 to December 31, 2017, and which were released in 2018 when the Company had the information needed to determine whether, and to what extent, the applicable performance criteria were met, as follows: performance shares related to TSR were released on February 20, 2018 as follows: Mr. Brandt — 23,503; Mr. Hatfield — 4,006; Mr. Bement — 1,870; Mr. Froetscher — 1,602; Mr. Guldner — 1,870; and Mr. Schiavoni — 5,342; dividend rights (and interest thereon) payable in stock on the performance shares released on February 20, 2018 as follows: Mr. Brandt — 2,509; Mr. Hatfield — 428; Mr. Bement — 200; Mr. Froetscher — 171; Mr. Guldner — 200; and Mr. Schiavoni — 570; and performance shares related to the six operational performance metrics were released on October 17, 2018 as follows: Mr. Brandt — 25,552; Mr. Hatfield — 4,356; Mr. Bement — 2,033; Mr. Froetscher — 1,742; Mr. Guldner — 2,033; and Mr. Schiavoni — 5,807; and dividend rights (and interest thereon) payable in stock on the performance shares released on October 17, 2018 as follows: Mr. Brandt — 3,029; Mr. Hatfield — 516; Mr. Bement — 241; Mr. Froetscher — 206; Mr. Guldner — 241; and Mr. Schiavoni — 688.

[2] The values realized for the RSUs, Supplemental RSUs and the performance shares are calculated by multiplying the number of shares of stock or units released or vested by the market value of the common stock on the release or vesting date, which: (i) for the RSUs and performance shares released on February 20, 2018 was $77.20; (ii) for the Supplemental RSUs vested on March 1, 2018 was $77.52; (iii) for the Supplemental RSUs vested on June 1, 2018 was $77.58; (iv) for the RSUs and Supplemental RSUs vested on August 20, 2018 was $82.17; (v) for the Supplemental RSUs vested on September 4, 2018 was $79.18; (vi) for the Supplemental RSUs vested on December 3, 2018 was $90.23; and (vii) for the performance shares released on October 17, 2018 was $83.69.

Pension Benefits

The Pension Benefits table below includes estimates of the potential future pension benefits for each NEO based on the actuarial assumptions used for financial reporting purposes, such as the life expectancy of each NEO and his spouse and "discount rates."

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)[1]	Payments During Last Fiscal Year ($)
Donald E. Brandt[2]	Retirement Plan	16	521,651	0
	Supplemental Plan	16	15,709,788	0
James R. Hatfield[3]	Retirement Plan	11	236,648	0
	Supplemental Plan	11	3,816,591	0
Robert S. Bement[4]	Retirement Plan	12	269,971	0
	Supplemental Plan	12	3,073,323	0
Daniel T. Froetscher[5]	Retirement Plan	38	1,846,329	0
	Supplemental Plan	38	3,159,970	0
Jeffrey B. Guldner[6]	Retirement Plan	14	261,412	0
	Supplemental Plan	14	1,787,995	0
Mark A. Schiavoni[7]	Retirement Plan	10	0	226,636[8]
	Supplemental Plan	10	2,947,599	0

[1] See Note 7 of the Notes to Consolidated Financial Statements in the Pinnacle West/APS Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for additional information about the assumptions used by the Company in calculating pension obligations.

[2] The amounts shown are the present values of Mr. Brandt's accumulated benefits to be paid as an annuity and lump sum for the Retirement Plan and to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan, both at age 65, which is the earliest Mr. Brandt could retire with no reduction in benefits. See the following "Discussion of Pension Benefits."

[3] The amounts shown are the present values of Mr. Hatfield's accumulated benefits to be paid as an annuity and lump sum for the Retirement Plan and to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan.

[4] The amounts shown are the present values of Mr. Bement's accumulated benefits to be paid as an annuity and lump sum for the Retirement Plan and to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan.

[5] The amounts shown are the present values of Mr. Froetscher's accumulated benefits to be paid as an annuity and lump sum for the Retirement Plan and to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan, both at age 60, which is the earliest Mr. Froetscher could retire with no reduction in benefits. See the following "Discussion of Pension Benefits."

[6] The amounts shown are the present values of Mr. Guldner's accumulated benefits to be paid as an annuity and lump sum for the Retirement Plan and to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan.

[7] The amounts shown are the present values of Mr. Schiavoni's accumulated benefits to be paid as a five-year certain payment (payable in 60 monthly installments) for the Supplemental Plan.

[8] Mr. Schiavoni received a lump sum payment of $226,636 for the Retirement Plan on October 1, 2018.

Discussion of Pension Benefits

Retirement Plan and Supplemental Plan

The Company's Retirement Plan is a tax-qualified, noncontributory retirement plan for salaried and hourly employees. The Supplemental Plan provides additional retirement benefits for key salaried employees but does not duplicate benefits provided under the Retirement Plan. The total benefit is calculated and then benefits payable under the Retirement Plan are paid from a tax-exempt trust and any remaining benefits due under the Supplemental Plan are paid from the general assets of the Company.

Prior to April 1, 2003, benefits under the Retirement Plan and the Supplemental Plan (the "Traditional Formula Benefit") accrued in accordance with a traditional retirement plan formula based on average annual compensation and years of service (the "Traditional Formula").

A participant's Traditional Formula Benefit under the Retirement Plan is a monthly benefit for life beginning at normal retirement age (age 65 with 5 years of service or age 60 with 33 years of service) and is equal to the participant's average monthly compensation (the average of the highest 36 consecutive months of compensation in the final 10 years of employment) multiplied by 1.65% for the first 33 years of service, plus 1% of average monthly compensation for each year of service credited in excess of 33 years.

Under the Traditional Formula of the Supplemental Plan, a participant's monthly benefit for life beginning at normal retirement age (age 65 or age 60 with 20 years of service) is equal to the following:

- 3% of the participant's average monthly compensation (highest 36 consecutive months of compensation during employment) multiplied by the participant's first 10 years of service, plus
- 2% of the participant's average monthly compensation multiplied by the participant's next 15 years of service, minus
- benefits payable under the Retirement Plan.

The total monthly Traditional Formula Benefit is capped at 60% of the participant's average monthly compensation. A participant may elect to begin receiving a reduced Traditional Formula Benefit after attaining early retirement age (age 55 with 10 years of service). An actuarial reduction is applied to the Retirement Plan unless the participant has at least 20 years of service, in which case the reduction is 3% per year (prorated monthly) for each year prior to normal retirement. The reduction on the Supplemental Plan is 3% per year (prorated monthly).

Messrs. Brandt, Hatfield, Bement and Froetscher currently qualify for early retirement, but not normal retirement, under the Retirement Plan and the Supplemental Plan. Mr. Schiavoni qualified for early retirement under the Retirement Plan and the Supplemental Plan when he retired. Mr. Guldner does not currently qualify for early or normal retirement under either the Retirement Plan or the Supplemental Plan.

Effective April 1, 2003, the Company changed the benefit accrual formula for both the Retirement Plan and the Supplemental Plan to a retirement account balance formula (the "Account Balance Formula"). Active participants were able to elect to either (1) continue to earn benefits calculated under the Traditional Formula, or (2) earn benefits calculated (a) under the Traditional Formula for service through March 31, 2003, and (b) under the Account Balance Formula for service after that date. Messrs. Brandt's and Froetscher's benefits are calculated under the combined Traditional Formula/Account Balance Formula. Messrs. Hatfield's, Bement's, Guldner's and Schiavoni's benefits are calculated under the Account Balance Formula.

Under the Account Balance Formula, a notional account is established for each eligible participant and benefits are generally payable at termination of employment. The Company credits monthly amounts (based on the participant's current monthly compensation) to a participant's account.

Under the Retirement Plan, Company credits are based on the following formula:

Age Plus Whole Years of Service at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 40	4
40-49	5
50-59	6
60-69	7
70-79	9
80 and over	11

In addition, participants in the Retirement Plan on December 31, 2002 were eligible for up to 10 years of transition credits based on age and years of service (with the maximum transition credit equal to 2.75% of current monthly compensation).

Under the Supplemental Plan, Company credits are based on the following formula:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	12
35-39	14
40-44	16
45-49	20
50-54	24
55 and over	28

Company credits under the Supplemental Plan stop at the end of the year in which a participant attains 25 years of service (the "25-Year Cap").

For purposes of calculating the Traditional Formula Benefit and the Account Balance Formula benefit under the Retirement Plan, compensation consists solely of base salary up to $275,000, including any employee contributions under the Company's 401(k) plan, flexible benefits plan and qualified transportation arrangement under Section 132(f) of the Code. Amounts voluntarily deferred under other deferred compensation plans, bonuses, incentive pay and long-term equity awards are not taken into account under the Retirement Plan. The Supplemental Plan takes these amounts into account (with certain exceptions) plus base salary beyond the $275,000 limit.

Participants typically begin accruing service when hired and are vested after completing three years of service. Under both the Retirement Plan and the Supplemental Plan, Traditional Formula Benefits are usually paid in the form of a level annuity with or without survivorship and generally are not available as a lump sum. Account Balance Formula benefits are eligible to be paid in the form of a level annuity with or without survivorship or as a lump sum. All optional benefit forms available through the Retirement Plan are approximately actuarially equivalent. Under the Supplemental Plan, the 50% joint and survivor benefit is fully subsidized, and the other benefit forms are partially subsidized. The Supplemental Plan offers an additional five-year certain payment option (payable in 60 monthly installments).

Effective January 1, 2011, the Supplemental Plan was amended to reduce the Company credits for individuals who became participants on or after January 1, 2011 to the levels listed in the following table:

Age at End of Plan Year	Percent of Monthly Compensation Contribution Rate (%)
Less than 35	8
35-39	9
40-44	10
45-49	12
50-54	15
55 and over	18

Individuals who became participants in the Supplemental Plan on or after January 1, 2011 are not entitled to receive a fully subsidized 50% joint and survivor annuity form of benefit, and the 25-Year Cap has been eliminated. Participants promoted to officer status on or after January 1, 2011 are not retroactively treated as officers for their entire period of employment.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Donald E. Brandt:					
DCP & 2005 Plan[3]	370,780	0	199,073	0	2,875,365
Supplemental RSUs[4]	0	0	0	0	2,471,482
James R. Hatfield:					
2005 Plan[3]	33,202	0	18,133	0	268,529
Supplemental RSUs[4]	0	0	0	0	686,968
Robert S. Bement:					
2005 Plan[3]	62,404	0	132,982	0	1,877,761
Supplemental RSUs[4]	0	0	0	0	686,968
Bement DCP Discretionary Credits[5]	0	75,000	93,796	0	1,302,595
Daniel T. Froetscher:					
DCP & 2005 Plan[3], [6]	43,276	0	32,165	(37,999)	467,392
Supplemental RSUs[4]	0	0	0	0	411,260
Jeffrey B. Guldner:					
2005 Plan[3], [6]	109,014	0	59,529	(146,336)	858,033
Supplemental RSUs[4]	0	0	0	0	411,260
Mark A. Schiavoni:					
2005 Plan[3]	162,727	0	55,414	0	798,289
Supplemental RSUs[4]	0	0	0	0	681,430
RSUs[7]	0	0	0	0	1,190,478

[1] The amount of the executive contribution is solely from the voluntary deferral by the executive of the executive's designated compensation and does not include any separate Company contribution. These deferred amounts are included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table.

[2] A portion of the amounts reported in this column is the above-market portion of interest accrued under the deferred compensation plan (also reported as compensation in the Summary Compensation Table), including: Mr. Brandt — $92,557; Mr. Hatfield — $8,167; Mr. Bement — $109,226; Mr. Froetscher — $14,843; Mr. Guldner — $27,749; and Mr. Schiavoni — $25,848.

[3] The historical contributions of each NEO to his aggregate balance at December 31, 2018, including "market rate" interest (as defined by the SEC) from the date of each contribution, is as follows: Mr. Brandt — $2,165,648; Mr. Hatfield — $220,342; Mr. Bement — $1,452,583; Mr. Froetscher — $274,555; Mr. Guldner — $549,631; and Mr. Schiavoni — $672,585. Of the totals in this column, the following amounts have been reported in the Summary Compensation Table in this Proxy Statement or in the Company's prior Proxy Statements: Mr. Brandt — $2,250,876; Mr. Hatfield — $229,777; Mr. Bement — $430,588; Mr. Froetscher — $58,119; Mr. Guldner — $136,763; and Mr. Schiavoni — $574,890.

[4] Supplemental RSUs were granted to each of the NEOs in 2011 and vested over a four-year period and earned additional Supplemental RSU's resulting from notional dividends on the vested underlying awards. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock at the end of 2018 ($85.20 per share as of December 31, 2018) by the number of vested Supplemental RSUs. Mr. Schiavoni's vested Supplemental RSUs were released in February 2019 after he retired. The following table shows historical vesting by year:

	Vested Supplemental RSUs	Vested Notional Supplemental RSUs	
	2013 - 2015	2013 - 2017	2018
Donald E. Brandt	21,580	6,436	992
James R. Hatfield	5,996	1,793	274
Robert S. Bement	5,996	1,793	274
Daniel T. Froetscher	3,596	1,069	162
Jeffrey B. Guldner	3,596	1,069	162
Mark A. Schiavoni	5,996	1,793	209

(5) The $300,000 of the 2014 Bement DCP Discretionary Credit's that vested on December 31, 2018 have been included in the Summary Compensation Table since the performance condition was met. The terms of the Bement DCP Discretionary Credits are discussed under "Discussion of the Nonqualified Deferred Compensation – DCP and 2005 Plan" below.

(6) On January 16, 2018, Mr. Froetscher and Mr. Guldner each received a lump sum payment in the gross amount of $37,999 and $146,336, respectively, with regards to an election made under the 2005 Plan to receive a payout in January of the fifth year following the deferral of 2013 compensation. This lump sum payment included accrued interest.

(7) Mr. Schiavoni's RSUs vested in August 2018 when he retired. These RSUs will be released in accordance with the vesting schedule associated with each RSU grant. The amount in the "Aggregate Balance at Last Fiscal Year End" column is calculated by multiplying the closing market price of our common stock on August 20, 2018 ($82.17 per share) by the number of vested RSUs.

Discussion of Nonqualified Deferred Compensation

DCP AND 2005 PLAN

Effective January 1, 1992, the Company established The Pinnacle West Capital Corporation, Arizona Public Service Company, SunCor Development Company, and El Dorado Investment Company Deferred Compensation Plan (the "DCP"). Under the DCP, a participant who is an employee is allowed to defer up to 50% of annual base salary and up to 100% of year-end bonus, which would include awards under regular annual incentive plans, but not special incentive payments. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates in substantially the same manner as interest is credited pursuant to the 2005 Plan, as described below. Distributions may be made (1) within 60 days after the fifth year an amount was deferred, (2) on account of an unforeseen emergency, (3) on account of retirement after attaining age 65 with five years of service or after attaining age 55 with 10 years of service ("Retirement Benefit"), (4) on account of termination prior to retirement ("Termination Benefit"), (5) on account of disability, or (6) on account of death before termination of employment.

The Retirement Benefit and Termination Benefit are payable in a lump sum or in 5, 10, or 15 equal annual installments, as elected by the participant. Other benefits are generally paid in a lump sum. The method of crediting interest on lump sum and installment payments under the DCP is substantially the same as the method used in the 2005 Plan, as described below.

On December 15, 2004, the Board authorized the adoption of a new nonqualified deferred compensation plan for post-2004 deferrals (the "2005 Plan"). No future deferrals will be permitted under the DCP. The 2005 Plan, effective as of January 1, 2005, is based in large part on the DCP as described above. The 2005 Plan was adopted to comply with the requirements of Section 409A of the Code.

Under the 2005 Plan, a participant who is an employee is allowed to defer up to 50% of the participant's base salary and up to 100% of the participant's bonus, including regular awards under annual incentive plans, but not special awards. A participant who is a member of the Board is allowed to defer up to 100% of the annual cash fees payable to the participant. Amounts deferred by participants are credited with interest at various rates, as described below. Deferral elections of base salary and director's fees must be made prior to the calendar year in which such base salary or director's fees will be paid. A deferral election with respect to a bonus must be made before the first day of the calendar year in which the bonus is earned. When making a deferral election, a participant also makes an election regarding the time and form of the participant's distributions from the 2005 Plan. Distributions from the 2005 Plan must be made in accordance with Section 409A of the Code. Distributions may be made (1) in January of the fifth year following the year in which an amount was deferred, (2) on account of an unforeseeable financial emergency, (3) either (i) termination of employment or (ii) the later of termination of employment or attainment of age 55, or (4) on account of death before termination of employment.

In the event of termination of employment, attainment of age 55 or death, the benefit is payable in a lump sum or in 5, 10 or 15 equal annual installments, as elected by the participant. Benefits in the other circumstances are generally paid in a lump sum.

The 2005 Plan provides for a single rate of interest that will be determined by the plan committee, but which rate shall in no event be less than the rate of interest equal to the 10-year U.S. Treasury Note rate as published on the last business day of the first week of October preceding a plan year. The plan committee set the rate at 7.5% for plan year 2018.

Effective January 1, 2009, the Company amended the 2005 Plan to permit the Company, in its discretion, to award discretionary credits to participants. Discretionary credits generally will be paid at the time and in the form provided in the written award agreement.

The Company made a discretionary credit award to Mr. Bement in 2008 pursuant to the 2005 Plan consisting of $350,000 as of December 17, 2008, $70,000 as of January 1, 2010 and an additional $70,000 on January 1 of each of the next four years thereafter (the "2008 Bement DCP Discretionary Credits"). The 2008 Bement DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2008 Bement DCP Discretionary Credits vested on December 31, 2014 and will be payable to Mr. Bement following his termination from the Company in such form as elected by Mr. Bement.

Additionally, the Company made a discretionary credit award to Mr. Bement in 2014 pursuant to the 2005 Plan consisting of $75,000 as of January 1, 2015 and an additional $75,000 on January 1 of each of the next three years thereafter (the "2014 Bement DCP Discretionary Credits" and together with the 2008 Bement DCP Discretionary Credits, the "Bement DCP Discretionary Credits"). The 2014 Bement DCP Discretionary Credits earn interest in accordance with the 2005 Plan. The 2014 Bement DCP Discretionary Credits vested on December 31, 2018 and will be payable to Mr. Bement following his termination from the Company in such form as elected by Mr. Bement.

Participation in both the DCP and the 2005 Plan is limited to officers, the Company's senior management group and directors of the Company and participating affiliates. The Company's obligations under the DCP and the 2005 Plan are unfunded (except in the limited change of control circumstance discussed below) and unsecured.

Potential Payments upon Termination or Change of Control

This section describes the potential payments that each of the NEOs could receive following termination of employment, including through death, disability, retirement, resignation, involuntary termination (with or without cause) or a change of control of the Company (each, a "Termination Event"). We describe plans, agreements, or arrangements under which each NEO could receive payments following a Termination Event, excluding those that do not discriminate in favor of our executive officers and that are available generally to all salaried employees and awards that are already vested. The description of payments to the NEOs under the various Termination Event scenarios described in this section are not intended to affect the Company's obligations to the NEOs. Those obligations are subject to, and qualified by, the contracts or arrangements giving rise to such obligations. Unless we note otherwise, the discussion below assumes that any Termination Event took place on December 31, 2018 for each NEO.

The Company does not have a severance plan that covers the NEOs. We also do not have traditional severance agreements or arrangements with our NEOs. We do have Change of Control Agreements, which are discussed below.

In addition to the termination payments set forth below, the NEOs would also receive a full distribution under the DCP, the 2005 Plan and pension benefits. Amounts payable to Messrs. Brandt, Hatfield, Bement, Froetscher, Guldner, and Schiavoni under the DCP and the 2005 Plan are set forth in the Nonqualified Deferred Compensation table, which also shows which part of the payment is interest paid by the Company and which part is the executive's contribution.

With respect to pension benefits, the amounts that each of the NEOs would receive under the Supplemental Plan in the event of a Termination Event are set forth in the Pension Benefits table; however, assuming that the NEO (excluding Mr. Schiavoni who retired in August 2018) had died on December 31, 2018, the amounts payable under the Supplemental Plan, would have been as follows: Mr. Brandt — $12,911,673; Mr. Hatfield — $3,146,803;

Mr. Bement — $2,536,206; Mr. Froetscher — $3,744,021 and Mr. Guldner — $1,588,787. These amounts are based on the following assumptions: (1) the Traditional Formula Benefit is paid in the form of a monthly annuity to the NEO's spouse for life following his death and benefit payments commence immediately and (2) the Account Balance Formula is paid in the form of an immediate lump sum to his spouse. Messrs. Brandt, Hatfield, Bement, Froetscher and Guldner would have received $15,860,328; $3,816,591; $3,073,323; $3,355,222 and $1,787,995, respectively, in the event of a Termination Event other than death due on December 31, 2018, and these amounts are based on the assumption that the benefit would be payable in five-year installment payments beginning on January 1, 2019.

With respect to the performance share awards, the recipient must remain employed with the Company throughout the performance period, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. In the case of the recipient's retirement while qualifying for Early Retirement or Normal Retirement under the Retirement Plan (the "Retirement Qualified Employee"), the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the case of the recipient's retirement after reaching age 60 with five years of service, but not otherwise qualifying for Early Retirement or Normal Retirement under the Retirement Plan (a "Late Career Employee"), any performance share payout will vest pro-rata based on the number of days the recipient was employed during the performance period compared to the total number of days in the period. In the event the recipient is terminated for cause (regardless of the recipient's retirement date), the recipient shall not be deemed to have been employed through the end of the performance period and will forfeit the right to receive any payout. In the event of the death or disability of a Retirement Qualified Employee or a Late Career Employee, the employee is deemed to have been employed through the end of the performance period (with payout based on actual performance results). In the event the recipient's employment is terminated without cause during the performance period, the CEO, in his discretion and with the Committee's approval, may determine if, to what extent, and when, any unvested portion of the grant may vest. The performance shares contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

With respect to RSUs, the recipient must remain employed with the Company through the applicable vesting date, unless the recipient meets any of the following exceptions, which would trigger a payment in connection with those certain Termination Events. If a Retirement Qualified Employee retires, the RSUs will fully vest and will be payable on the dates and in the percentages specified in the vesting schedule. If a Late Career Employee retires, the recipient will receive a pro-rata payout of the portion that would have released on the next vesting date based on the number of days the recipient was employed from the last vesting date. If a Retirement Qualified Employee or a Late Career Employee dies or becomes disabled before the end of the vesting period, any outstanding RSUs will fully vest and will be payable no later than March 15 of the year following the year in which the event occurs. In the event a recipient is terminated for cause, any award the recipient would otherwise be entitled to receive following the date of termination is forfeited. In the event a recipient is terminated without cause, the CEO, in his discretion and with the Committee's approval, may determine if, and to what extent, any unvested portion of the grant will vest. The RSUs contain confidentiality protections that apply during employment and survive termination, and non-competition and employee solicitation restrictions that survive for a period of one year following termination of employment.

As described in the next paragraph, if a recipient's rights are adequately protected, a change of control will not result in any acceleration of a recipient's performance shares or RSUs. However, if a change of control occurs and the conditions of the following paragraph are not met, immediately prior to the change of control, the RSUs and performance shares will convert to either cash or stock, at the election of the recipient, and shall immediately vest. In converting the performance shares, the recipient will receive the number of shares of stock or the cash equivalent that would have been earned at the target level of performance, unless the Committee determines that a higher level of attained performance is reasonably ascertainable as of a specified date prior to the closing of the change of control transaction. The dividend equivalent awards will be paid in cash or stock as determined in accordance with the applicable award agreement.

Prior to a change of control, the Board may determine that no change of control shall be deemed to have occurred or that some or all of the enhancements to the rights of the recipient shall not apply to specified awards. The Board may exercise such override authority only if, before or immediately upon the occurrence of the specified event that would otherwise constitute a change of control, the Board reasonably concludes in good faith, that: (1) recipients holding awards affected by action of the Board override will be protected by legally binding obligations of the Company or the surviving entity or the parent thereof because such awards (A) shall remain outstanding following consummation of all transactions involved in or contemplated by such change of control, (B) shall be assumed and adjusted by the surviving entity resulting from such transactions or the parent thereof, or (C) shall be exchanged for new awards issued by the surviving entity resulting from such transaction or the parent thereof; and (2) changes in the terms of the award resulting from such transactions will not materially impair the value of the awards to the participants or their opportunity for future appreciation in respect of such awards.

The Company has entered into identical Change of Control Agreements with each of its executive officers, including each of the NEOs. The Company believes that these agreements provide stability for its key management in the event the Company experiences a change of control. The agreements contain a "double-trigger" that provides for certain payments if, during the two-year period following a change of control of the Company (the "first trigger"), the Company terminates the officer's employment for any reason other than death, disability or cause or the executive terminates his or her own employment following a significant and detrimental change in the executive's employment (the "second trigger"). In case of an officer's retirement, death or disability, no payments are made under the officer's Change of Control Agreement, except for the payment of accrued benefits; however, if the officer dies following the officer's receipt of a second trigger termination notice, the officer's estate will receive the change of control payments the officer would have received if the officer had survived. Pursuant to the Change of Control Agreement, each of the NEOs is obligated to hold in confidence any and all information in his possession as a result of his employment, during and after the NEO's employment with the Company is terminated.

The termination payment, if required, is an amount equal to 2.99 times the sum of the executive's annual salary at the time of the change of control plus the annual bonus (including incentive plan payments), as determined by an average over the last four years preceding termination. In addition, the executive is entitled to continued medical, dental, and group life insurance benefits at a shared cost until the end of the second year following the calendar year of termination. Outplacement services are also provided. If the limitations described in Section 280G of the Code are exceeded, the Company will not be able to deduct a portion of its payments. In addition, if these limitations are exceeded, Section 4999 of the Code imposes an excise tax on all or part of the total payments. In certain of the agreements, an additional gross-up payment equal to the excise tax (plus any penalties and interest) imposed on or with respect to the total payments is provided.

In May 2009, the Company determined that, on a going-forward basis, it would no longer provide excise tax gross-up payments in new and materially amended agreements with its NEOs, but provided for an exception that gave the Company the ability to include a limited excise tax gross-up provision in connection with recruiting a new executive to the Company. In 2018 the Committee removed this exception.

A change of control under the Change of Control Agreement includes: (1) an unrelated third-party's acquisition of 20% or more of the Company's or APS's voting stock; (2) a merger or consolidation where either the Company or APS combines with any other corporation such that the Company's or APS's outstanding voting stock immediately prior to merger or consolidation represents less than 60% of the voting stock of the Company or APS immediately after the merger or consolidation, but excluding a merger or consolidation effected to implement a recapitalization in which no unrelated third-party acquires more than 20% of the voting stock of the Company or APS; (3) a sale, transfer, or other disposition of all or substantially all of the assets of the Company or APS to an unrelated third-party; or (4) the case where the composition of either the Board of the Company or of APS changes such that the members of the Board of the Company (the "Company Incumbent Board") or of APS (the "APS Incumbent Board"), as of July 31, 2007 (and with respect to Messrs. Hatfield, Guldner, and Schiavoni as of July 31, 2008) no longer comprises at least two-thirds of the Company's or APS's Board of Directors. For purposes of this later provision, a person elected to either Board is treated as a member of the Company Incumbent Board or APS

Incumbent Board if his or her nomination or election by shareholders was approved by a two-thirds vote of the members then comprising the Company Incumbent Board or APS Incumbent Board, and it does not include anyone who became a director in an actual or threatened election contest relating to the election of directors.

Each of the agreements terminates on December 31st of each year upon six months advance notice by the Company to the executive officer; if the six months advance notice is not given, the agreements will continue for successive one-year periods until the notice is given. The Company is required to deposit into a trust sufficient funds to pay obligations under the DCP, 2005 Plan and the Supplemental Plan in the case of an actual or potential change of control.

The following tables quantify the amounts that would have been payable to each NEO if the indicated Termination Event had taken place on December 31, 2018, and with respect to Mr. Schiavoni, the table reflects amounts resulting from his retirement in August 2018. In the tables:

- We assume full vesting of outstanding performance shares (at the target level), RSUs and the 2017 CEO Performance-Contingent Award upon a change of control. The performance shares, RSUs, plus, where applicable, dividend equivalents, and the 2017 CEO Performance-Contingent Award for the NEOs vest upon a change of control whether or not there is a subsequent termination of employment (subject however, to the Board's ability to override the vesting).

- Retirement benefits payable to Messrs. Brandt, Hatfield, Bement and Froetscher include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents, and the 2017 CEO Performance-Contingent Award for Mr. Brandt. The terms of the 2017 CEO Performance-Contingent Award for Mr. Brandt provide that if Mr. Brandt's employment with the Company terminates by normal retirement between March 1, 2018 and February 28, 2019, then Mr. Brandt will receive (i) 50% of the award subject to a determination by the Committee that the (A) ROE condition, (B) 2017 earnings threshold and (C) Year 1 Milestones each have been met, plus (ii) up to an additional 50% of the award as the Committee may determine if at the time of the normal retirement, the Board has selected and elected Mr. Brandt's successor. Although a range of payments between $2 million and $4 million is possible, based on the SEC rules, we believe it is appropriate to include the full $4 million in the below table. Mr. Schiavoni retired in August 2018 so this reflects actual amounts that were triggered upon his retirement.

- Death or disability benefits payable to Messrs. Brandt, Hatfield, Bement, and Froetscher, include full vesting of outstanding performance shares (at the target level) and RSUs, plus, in all cases where applicable, dividend equivalents, and the 2017 CEO Performance-Contingent Award for Mr. Brandt. The terms of the 2017 CEO Performance-Contingent Award for Mr. Brandt provide that if Mr. Brandt's employment with the Company terminates by reason of death or if the Committee determines that Mr. Brandt is suffering from a disability between March 1, 2018 and February 28, 2019, then Mr. Brandt will receive the full 2017 CEO Performance-Contingent Award.

- All other termination events payable to Mr. Brandt include the full vesting of the 2017 CEO Performance-Contingent Award. The terms of the 2017 CEO Performance-Contingent Award for Mr. Brandt provide that if Mr. Brandt's employment with the Company is terminated by the Board without cause between March 1, 2018 and February 28, 2019, then Mr. Brandt will receive the full 2017 CEO Performance-Contingent Award.

Subject to the foregoing, the following tables describe the amounts that would have been payable to each NEO if a Termination Event had taken place on December 31, 2018:

Donald E. Brandt:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	10,126,269[1]	6,961,130	6,961,130	0
RSUs	4,936,201[1]	4,936,201	5,140,602	0
2017 CEO Performance-Contingent Award	4,000,000[1]	4,000,000[2]	4,000,000[2]	4,000,000[2],[3]
Severance Benefits	10,258,526	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	35,297	0	0	0
Outplacement Services	10,000	0	0	0
TOTAL:	29,366,293	15,897,331	16,101,732	4,000,000

[1] The performance shares, RSUs and the 2017 CEO Performance-Contingent Award are accelerated upon a change of control only if the Board does not exercise its override authority.

[2] The terms of the 2017 CEO Performance-Contingent Award that are related to certain Termination Events are discussed above under "Potential Payments upon Termination or Change of Control."

[3] Pursuant to the 2017 CEO Performance-Contingent Award, Mr. Brandt only receives this amount if his employment with the Company is terminated by the Board without cause.

James R. Hatfield:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	2,109,032[1]	1,510,520	1,510,520	0
RSUs	1,005,235[1]	1,005,235	1,048,671	0
Severance Benefits	3,674,608	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	31,425	0	0	0
Outplacement Services	10,000	0	0	0
TOTAL:	6,830,300	2,515,755	2,559,191	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Robert S. Bement:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	1,215,043[1]	949,462	949,462	0
RSUs	576,476[1]	576,476	602,504	0
Severance Benefits	3,426,818	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	39,426	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	1,962,712	0	0	0
TOTAL:	7,230,475	1,525,938	1,551,966	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Daniel T. Froetscher:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	Death or Disability ($)	Retirement ($)	All Other Termination Events ($)
Performance Shares	1,083,040[1]	856,985	856,985	0
RSUs	503,695[1]	503,695	527,598	0
Severance Benefits	2,213,575	0	0	0
Present Value of Medical, Dental, and Life Insurance Benefits	40,688	0	0	0
Outplacement Services	10,000	0	0	0
Excise Tax Gross-Up	1,398,895	0	0	0
TOTAL:	5,249,893	1,360,680	1,384,583	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Jeffrey B. Guldner:

Component of Pay	Qualifying Termination of Employment in Connection With a Change of Control ($)	All Other Termination Events ($)
Performance Shares	1,226,338	0
RSUs	576,614	0
Severance Benefits	2,716,325	0
Present Value of Medical, Dental, and Life Insurance Benefits	39,159	0
Outplacement Services	10,000	0
Excise Tax Gross-Up	1,689,395	0
TOTAL:	6,257,831	0

[1] The performance shares and RSUs are accelerated upon a change of control only if the Board does not exercise its override authority.

Mark A. Schiavoni:

Component of Pay	Retirement ($)
Performance Shares	1,870,298
RSUs	1,190,478
Severance Benefits	0
Present Value of Medical, Dental, and Life Insurance Benefits	0
Outplacement Services	0
Excise Tax Gross-Up	0
TOTAL:	3,060,776

Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of Mr. Brandt, our CEO. For 2018 the median of the annual total compensation of all employees of our Company (other than our CEO) was $133,779 and the annual total compensation of our CEO, as reported in the Summary Compensation Table in this Proxy Statement, was $12,145,522. Based on this information and using the required calculation methodology defined in Item 402(u) of Regulation S–K, for 2018, the ratio of the annual total compensation of our CEO to our median employee's annual total compensation was 91 to 1.

As permitted by Item 402(u) of Regulation S-K, for fiscal year 2018 we used the same median employee for the pay ratio as was used for the pay ratio in the Proxy Statement for fiscal year 2017. We determined that during 2018, as compared to 2017, there were no material changes in our employee population or our employee compensation arrangements that we believe would significantly impact our pay ratio disclosure. To identify the median employee compensation from our employee population, as well as to determine the annual total compensation of our median employee and our CEO, we took the following steps:

- We determined that, as of December 31, 2018, our employee population consisted of approximately 6,247 individuals, all of which were located in the United States. This population consisted of our full-time, part-time, temporary and seasonal employees.

- To identify the median employee from our employee population, we compared the total amount of salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the APS Incentive Plans of our employees as reflected in our payroll records on December 31, 2017.

- We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation. Since all our employees are located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying the median employee.

- Once we identified our median employee, we combined all of the elements of such employee's compensation for 2018 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $133,779. The difference between such employee's salary, wages, overtime and premium pay, and an estimated cash incentive assuming a target payout under the APS Incentive Plan and the employee's annual total compensation includes the amount the Company contributed under the 401(k) plan for the employee, the actual amount paid under the APS Incentive Plans and the estimated aggregate change in the actuarial present value from December 31, 2017 to December 31, 2018 of the employee's accumulated benefits payable under all defined pension plans.

- With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of our 2018 Summary Compensation Table included in this Proxy Statement.

Audit Matters

<table>
<tr><td>Proposal 3</td></tr>
<tr><td>Ratification of The Appointment of Deloitte & Touche LLP as the Independent Accountant for the Company</td></tr>
<tr><td> The Board of Directors unanimously recommends a vote FOR ratification of the appointment of Deloitte & Touche LLP as the company's independent accountant for the year ending December 31, 2019</td></tr>
</table>

The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the Company's independent accountant for the year ending December 31, 2019 and, as a matter of good corporate governance, has directed management to submit such appointment for ratification by the shareholders at the Annual Meeting. In the event the shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and the shareholders' best interests.

The Independent Accountant

The Audit Committee evaluates the selection of the independent accountant each year, and has appointed D&T, independent accountant, to examine the Company's financial statements for the year ending December 31, 2019, and, pursuant to Proposal 3, has requested shareholder ratification of this appointment. The Audit Committee has discussed the qualifications and performance of D&T and believes that the continued retention of D&T to serve as the Company's independent accountant is in the best interest of the Company and its shareholders.

In making the determination to retain D&T for 2019, the Audit Committee considered, among other things:

- D&T's technical expertise, particularly with respect to the complex area of utility regulatory accounting;
- Management's and D&T's review of D&T's historical and recent performance;
- The quality and candor of D&T's communications with the Audit Committee and management;
- D&T's independence and tenure as our auditor, including the benefits and independence risks of having a long-tenured auditor, and controls and processes that help ensure D&T's independence (see the additional information below);
- How effectively D&T demonstrated its independent judgment, objectivity, and professional skepticism;
- External data on audit quality and performance, including the annual Public Company Accounting Oversight Board ("PCAOB") report on D&T, which is reported on by D&T, and reviewed by the Audit Committee; and
- The fees paid to D&T, which are reviewed and approved by the Audit Committee and then monitored by the Audit Committee throughout the year.

D&T served as the Company's independent accountant for the year ended December 31, 2018. Representatives of that firm are expected to participate in the Annual Meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Benefits of a Long-Tenured Independent Accountant

D&T has served as the independent accountant for Pinnacle West since its inception in 1985, and APS since 1932. The Committee carefully considered the tenure of D&T as our independent accountant in making its decision to select D&T as the independent accountant for 2019, including the following benefits that come with long-tenure:

- Through more than 80 years of experience with the Company and APS, D&T has gained institutional knowledge of and deep expertise regarding our business operations, including the complexities of a business that is highly regulated at both the state and federal level, our accounting policies and practices and our internal controls over financial reporting; and
- Bringing on a new auditor requires a significant time commitment that could result in additional costs to the Company as well as distract management's focus on financial reporting and internal controls.

Accountant's Independence Controls

In further making its selection of D&T as the independent accountant for 2019, the Committee took into account the following controls over D&T:

- The Audit Committee's oversight of D&T, which included meeting with D&T at every regular in-person meeting in 2018, private meetings from time to time as requested by the Audit Committee members, and a committee-directed process for selecting the lead partner;
- Pre-approval policies of all services performed by D&T for the Company, and allowing the engagement of D&T only when the Audit Committee or its Chair believes D&T is best suited for the job;
- D&T conducts periodic internal quality reviews of its audit work and rotates lead partners every five years; and
- As an independent public accounting firm, D&T is subject to PCAOB inspections, independent peer reviews, and PCAOB and SEC oversight.

Pre-Approval Policies

As part of its oversight responsibility with respect to the independent accountant and in order to assure that the services provided by the independent accountant do not impair the independent accountant's independence, the Audit Committee has established pre-approval policies with respect to work performed by D&T for the Company. Under that policy, the Audit Committee pre-approves each audit service and non-audit service to be provided by D&T. The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit and non-audit services to be performed by D&T if the services are not expected to cost more than $50,000. Each audit and non-audit service presented to the Chair for pre-approval must be described in sufficient detail so that the Chair knows precisely what services the Chair is being asked to pre-approve so that he can make a well-reasoned assessment of the impact of the service on the independent accountant's independence. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services performed by D&T in 2018 for the Company were pre-approved by the Audit Committee consistent with the pre-approval policy.

Audit Fees

The following fees were paid to D&T for the last two fiscal years:

Types of Service	2017 ($)	2018 ($)
Audit Fees[1]	2,813,182	2,894,318
Audit-Related Fees[2]	366,083	374,903
Tax Fees	0	0
All Other Fees	0	0

[1] The aggregate fees billed for services rendered for the audit of annual financial statements and for review of financial statements included in Reports on Form 10-Q.

[2] The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not included in Audit Fees reported above, which primarily consist of fees for employee benefit plan audits performed in 2017 and 2018.

Report of the Audit Committee

The Audit Committee is comprised solely of independent directors. Each member meets the NYSE financial literacy requirements, and Messrs. Fox and Nordstrom are "audit committee financial experts" under the SEC rules.

In accordance with its written charter adopted by the Board, the primary function of the Audit Committee is to assist Board oversight of: (a) the integrity of the Company's financial statements; (b) the independent accountant's qualifications and independence; (c) the performance of the Company's internal audit function and independent accountant; and (d) compliance by the Company with legal and regulatory requirements.

The Audit Committee reports as follows:

1. The Audit Committee has discussed and reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2019, with the Company's management and the independent accountant, D&T. The Audit Committee is directly responsible for the oversight of the Company's independent accountant. Management is responsible for the Company's financial reporting process, including the Company's system of internal controls and for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The independent accountant is responsible for auditing and rendering an opinion on those financial statements, as well as auditing certain aspects of the Company's internal controls. The Audit Committee's responsibility is to monitor these processes.

2. The Audit Committee has discussed with D&T the matters required to be discussed by the Statement on Auditing Standards No.1301, Communications with Audit Committees, as amended, and as adopted by the PCAOB.

3. The Audit Committee has obtained from D&T and reviewed the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee discussed with D&T any relationships that may impact D&T's objectivity and independence and satisfied itself as to the accountant's independence.

4. Based on the foregoing, the Audit Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the SEC.

AUDIT COMMITTEE CHAIR
Bruce J. Nordstrom

AUDIT COMMITTEE MEMBERS
Denis A. Cortese, M.D.
Richard P. Fox
Dale E. Klein, Ph.D.
Humberto S. Lopez
David P. Wagener

Stock Matters

Ownership of Pinnacle West Stock

The following table shows the amount of Pinnacle West common stock owned by the Company's directors, the NEOs, our directors and executive officers as a group, and those persons who beneficially own more than 5% of the Company's common stock. Unless otherwise indicated, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned.

The address of each of the listed shareholders not otherwise set forth below is P.O. Box 53999, Mail Station 8602, Phoenix, Arizona 85072-3999. Unless otherwise indicated, all information is as of March 8, 2019, the Record Date for the Annual Meeting.

Name	Number of Shares Beneficially Owned[1] (#)	Percent of Class (%)
Directors:		
Donald E. Brandt	96,263	*
Denis A. Cortese, M.D.	16,039	*
Richard P. Fox	7,526	*
Michael L. Gallagher	21,329	*
Dale E. Klein, Ph.D.	16,421	*
Humberto S. Lopez	59,411	*
Kathryn L. Munro	29,222	*
Bruce J. Nordstrom	36,364	*
Paula J. Sims	4,007	*
James E. Trevathan Jr.	877	*
David P. Wagener	11,130	*
Other NEOs:		
James R. Hatfield	46,012	*
Robert S. Bement	16,830	*
Daniel T. Froetscher	16,798	*
Jeffrey B Guldner	24,400	*
Mark A. Schiavoni[2]	25,905	*
All Directors and Executive Officers as a Group (22 Persons):	463,113	*
5% Beneficial Owners:[3]		
BlackRock, Inc. and certain related entities[4] 55 East 52nd Street New York, NY 10055	13,836,804	12.3%
State Street Corporation and certain related entities[5] One Lincoln Street Boston, MA 02111	6,174,844	5.5%
The Vanguard Group Inc.[6] 100 Vanguard Boulevard Malvern, PA 19355	12,559,451	11.2%

* Represents less than 1% of the outstanding common stock.

[1] Includes: vested Supplemental RSUs (as defined on page 75 of this Proxy Statement) for the NEOs; vested RSUs and SUs payable in stock for the directors; and associated dividends payable in stock; as follows: Mr. Brandt — 29,239; Mr. Hatfield— 8,127; Mr. Bement— 8,127; Mr. Froetscher — 4,866; Mr. Guldner — 4,866; Mr. Fox — 2,305; Mr. Gallagher — 8,542; Dr. Klein — 16,321; Ms. Munro — 13,055; and Ms. Sims — 1,591. The following shares are held jointly: Dr. Klein — 100; Mr. Nordstrom — 34,864; and Mr. Trevathan — 877. The following shares are held in joint trusts: Dr. Cortese — 16,039; Mr. Gallagher — 12,787; Mr. Hatfield — 37,858; Mr. Lopez — 59,411; Ms. Munro — 14,465; and Mr. Wagener — 11,130.

[2] Mr. Schiavoni retired from APS on August 20, 2018.

(3) The Company makes no representations as to the accuracy or completeness of the information in the filings reported in footnotes 4-6.

(4) BlackRock, Inc. Schedule 13G/A filing, dated January 29, 2019, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2018 of 13,836,804 shares, with sole voting power as to 12,530,454 shares and sole dispositive power as to 13,836,804 shares. The Company maintains normal commercial relationships with BlackRock, Inc. and its subsidiaries. The Company does not consider these relationships to be material.

(5) State Street Corporation Schedule 13G filing, dated February 11, 2019, relating to a parent holding company and certain affiliates, reports beneficial ownership as of December 31, 2018 of 6,174,844 shares, with shared voting power as to 5,694,662 and shared dispositive power as to 6,156,647 shares. The Company maintains normal commercial relationships with State Street Corporation and its subsidiaries. The Company does not consider these relationships to be material.

(6) The Vanguard Group, Inc. Schedule 13G/A, dated February 11, 2019, reports beneficial ownership as of December 31, 2018 of 12,559,451 shares with shared voting power as to 57,238 shares, sole voting power as to 150,555 shares, shared dispositive power as to 182,526 shares, and sole dispositive power as to 12,376,925 shares; Vanguard Fiduciary Trust Company as beneficial owner of 95,609 shares; and Vanguard Investments Australia, Ltd., as beneficial owner of 140,584 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Company's common stock, to file reports of ownership and changes of ownership with the SEC. Based solely on the Company's review of these reports, the Company believes that its directors, executive officers, and greater than 10% beneficial owners complied with their respective Section 16(a) reporting requirements for fiscal year 2018 on a timely basis.

Shareholder Proposal



Proposal 4

Shareholder Proposal Seeking to Reduce Ownership Threshold to Call Special Shareholder Meetings

Your Board recommends a vote "AGAINST" this proposal.

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, a beneficial owner of 50 shares of common stock of the Company, the proponent of a shareholder proposal, has stated that he intends to present a proposal at the Annual Meeting. The proposal and supporting statement, for which the Board of Directors accepts no responsibility, is set forth below. The Board of Directors opposes the shareholder proposal for the reasons set forth following the shareholder proposal.

Proposal 4 – Special Shareholder Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting (or the closest percentage to 10% according to state law). This proposal does not impact our board's current power to call a special meeting.

Special shareholder meetings allow shareholders to vote on important matters, such as electing new directors that can arise between annual meetings. This proposal topic won more than 70%-support at Edwards Lifesciences and SunEdison. This proposal topic, sponsored by William Steiner, also won 78% support at a Sprint annual meeting with 1.7 Billion yes-votes. Nuance Communications, Inc. (NUAN) shareholders gave 94%-support in February 2018 to a rule 14a-8 proposal calling for 10% of shareholders to call a special meeting.

It is important that our company goes the extra mile and adopts an ownership threshold of 10%. Some companies have adopted an ownership threshold of 25% which can be unrealistic. An ownership threshold of 25% can mean that more than 50% of shareholders must be contacted during the perscribed [sic] short window of time to simply call a special meeting. Plus many shareholders, who are convinced that a special meeting should be called, can make a small paperwork error that will disqualify them from counting toward the ownership threshold that is needed for a special meeting.

Plus we will never have a right to act by written consent since our company is incorporated in Arizona which is lax in not giving shareholders any right to act by written consent.

Any claim that a shareholder right to call a special meeting can be costly - may be moot. When shareholders have a good reason to call a special meeting - our board should be able to take positive responding action to make a special meeting unnecessary.

Shareholder proposals such as this have taken a leadership role to improve the corporate governance rules of our company. For instance a shareholder proposal by Emil Rossi resulted in our company adopting one-year terms for our directors to replace the previous laidback 3-year terms.

And there is more work for shareholders to do since we have 4 directors who each have from 18 to 23-years long-tenure. Long-tenure is the opposite of director independence. These directors also had a bloated influence on our most important board committees - holding all the seats on the corporate governance committee.

Please vote yes:

Special Shareholder Meetings - Proposal 4

Board of Directors Response:

The Board of Directors has carefully reviewed the proposal and recommends that the shareholders vote **AGAINST** it.

Our shareholders already have the right to call special shareholder meetings

Almost nine years ago, after thoughtful deliberation, the Board of Directors recommended, and shareholders overwhelmingly approved, amendments to the Company's Bylaws to adopt robust and well-balanced special meeting provisions. Those provisions give shareholders holding 25% or more of the Company's outstanding shares of common stock the right to call special meetings, provided certain requirements are met. The Board strongly believes that the current 25% threshold is a reasonable and meaningful threshold that balances the shareholders' ability to call a special meeting with not forcing Pinnacle West to expend significant time and money on a special meeting that only a small minority of our shareholders want.

Based on the number of shares held on December 31, 2018, **two of our shareholders can meet a threshold of 10% acting entirely alone**. At a threshold of 25%, three of our shareholders acting together can call a special meeting. Moreover, a 25% threshold is also the same as, or lower than, the special meeting rights at 76.12% of 469 S&P 500 companies surveyed by FactSet. Reducing the threshold to 10% could cause Pinnacle West to spend time and resources on a special meeting **even if holders of up to 90% of our shares do not want a special meeting**. If the proposal were adopted, a relatively small minority of shareholders—potentially with narrow, short-term interests— **could call an unlimited number of special meetings**, without regard to how the direct costs and other burdens might impact the Company's future success or the interests of the vast majority of shareholders.

Holding a special meeting could cost thousands of dollars. The shareholder proponent dismisses the cost factor by arguing that if a special meeting is called, the Board should be able to take positive responding action to make a special meeting unnecessary. Apparently the proponent believes this is the case even if holders of 90% of our shares are against the action to be taken. We believe it would be challenging to meet our fiduciary duty if we acted in such a manner. Special meetings also demand significant attention from the Board of Directors and senior management and they disrupt normal business operations. As a result, we believe special meetings should be limited to when there are urgent and important strategic matters or profound fiduciary concerns.

We have established multiple governance mechanisms to ensure accountability of the Board and management to shareholders

In addition to the existing right of shareholders to call a special meeting, the Board has in place robust corporate governance policies that provide shareholders with a meaningful voice to communicate their priorities to the Board and management. These policies include the opportunity to elect directors annually with a director resignation policy, the opportunity to vote annually on the advisory "say-on-pay" vote on executive compensation, no supermajority voting provisions, and a shareholder proxy access right as described on page 14 of this Proxy Statement. In addition, Pinnacle West regularly engages with shareholders to solicit and discuss their views on governance, executive compensation, and other matters, and feedback received from shareholders as part of our engagement program is provided to the Board. Our shareholder engagement program is described on page 25 of this Proxy Statement.

Our strong corporate governance policies and practices, including the ability of a reasonable minority of shareholders to call special meetings, already provide our shareholders with a significant ability to raise important matters with the Board and senior management. Accordingly, we believe that this shareholder proposal is not in the best interests of Pinnacle West and its shareholders, and for the reasons described above, **the Board recommends that shareholders vote AGAINST this shareholder proposal**.

Proxy Statement – General Information

Time, Date and Place

The Company's 2019 Annual Meeting of Shareholders ("Annual Meeting") will be held at 10:30 a.m., Mountain Standard Time, on Wednesday, May 15, 2019. The Annual Meeting will not be held at a physical location, but will instead be held virtually, where shareholders will participate by accessing a website using the Internet. The Annual Meeting will be accessed at **www.virtualshareholdermeeting.com/PNW**. To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form. Online check-in will begin at 10:15 a.m. Mountain Standard Time, and you should allow ample time for the online check-in proceedings. We will have technicians standing by ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call: 855-449-0991. An audio broadcast of the Annual Meeting will be available by telephone toll-free at 877-328-2502 (domestic) or 412-317-5419 (international). Upon dialing in, you will need to provide your 16-digit control number.

We continue to believe that the virtual-only format is in the best interests of our shareholders, given the time and expense of an in-person meeting compared to the shareholder participation at those meetings. The number of non-employee shareholders actually attending our Annual Meetings of Shareholders had significantly dwindled before we converted to the virtual only format. For the past five in-person meetings, only about 30 shareholders attended each of the meetings. The meetings, on average, lasted less than 45 minutes, including the formal business portion of the meeting, the remarks by the CEO, a video highlighting the Company's performance, and the question and answer period. A virtual meeting allows all of our shareholders, regardless of location, the ability to participate in the Annual Meeting.

Our virtual meeting will be governed by our Rules of Conduct, which we use for both in-person and virtual meetings. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform. In the event we are not able to answer all the questions that are asked during the meeting, a list of all questions asked, and our response, will be posted on our website shortly after the meeting.

Notice of Internet Availability

Unless you elected to receive printed copies of the proxy materials in prior years, you will receive a Notice of Internet Availability of Proxy Materials by mail, or if you so elected, by electronic mail (the "Internet Notice"). The Internet Notice will tell you how to access and review the proxy materials. If you received an Internet Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions included on the Internet Notice.

The Internet Notice is first being sent to shareholders on or about March 28, 2019. The Proxy Statement and the form of proxy relating to the Annual Meeting are first being made available to shareholders on or about March 28, 2019.

Record Date; Shareholders Entitled to Vote

All shareholders at the close of business on March 8, 2019 (the "Record Date") are entitled to vote at the meeting. Each holder of outstanding Company common stock is entitled to one vote per share held as of the Record Date on all matters on which shareholders are entitled to vote, except for the election of directors, in which case "cumulative" voting applies (see "Vote Required — Election of directors"). At the close of business on the Record Date, there were 112,274,146 shares of common stock outstanding.

Voting

 **Vote prior to the Annual Meeting by Internet**. The website address for Internet voting is on the proxy card, the Internet Notice and the voting instruction form. Internet voting is available 24 hours a day.

 **Vote prior to the Annual Meeting by telephone**. The toll-free number for telephone voting is on the proxy card, the Internet Notice and the voting instruction form. Telephone voting is available 24 hours a day.

 **Vote prior to the Annual Meeting by scanning the QR code**. The QR code is on the proxy card, the Internet Notice and the voting instruction form, and is available 24 hours a day.

 **Vote prior to the Annual Meeting by mail**. You may vote by mail by promptly marking, signing, dating, and mailing your proxy card or voting instruction form (a postage-paid envelope is provided for mailing in the United States).

 **Vote during the Annual Meeting over the Internet**. To participate in the Annual Meeting, you will need the 16-digit control number included on the proxy card, the Internet Notice or the voting instruction form. Shares held in your name or shares for which you are the beneficial owner but not the shareholder of record may be voted electronically during the formal business portion of the Annual Meeting. Shares held in the Pinnacle West 401(k) Plan cannot be voted during the Annual Meeting. If you hold shares in the Pinnacle West 401(k) Plan, you will need to submit your vote to the plan trustee no later than midnight on May 12, 2019 to vote your shares.

You may change your vote by: re-voting by telephone; re-voting by Internet; or re-voting during the formal business portion of the Annual Meeting. For shares held in your name, you may change your vote by re-submitting a signed proxy card. In addition, for shares held in your name, you may also revoke a previously submitted proxy card by filing with our Corporate Secretary a written notice of revocation. For shares for which you are the beneficial owner but not the shareholder of record, you may change your vote by re-submitting a signed voting instruction form to your broker. In addition, for shares for which you are the beneficial owner but not the shareholder of record, you should contact your broker if you would like to revoke your vote.

Your vote is confidential. Only the following persons have access to your vote: election inspectors; individuals who help with the processing and counting of votes; and persons who need access for legal reasons. All votes will be counted by an independent inspector of elections appointed for the Annual Meeting.

Quorum

The presence, in person or by proxy, of a majority of the outstanding shares of our common stock is necessary to constitute a quorum at the Annual Meeting. In counting the votes to determine whether a quorum exists, shares that are entitled to vote but are not voted at the direction of the beneficial owner (called abstentions) and votes withheld by brokers in the absence of instructions from beneficial owners (called broker non-votes) will be counted for purposes of determining whether there is a quorum. Shares owned by the Company are not considered outstanding or present at the meeting.

Vote Required

Election of directors

Individuals receiving the highest number of votes will be elected. The number of votes that a shareholder may, but is not required to, cast is calculated by multiplying the number of shares of common stock owned by the shareholder, as of the Record Date, by the number of directors to be elected. Any shareholder may cumulate his or her votes by casting them for any one nominee or by distributing them among two or more nominees. Abstentions will not be counted toward a nominee's total and will have no effect on the election of directors. You may not cumulate your votes against a nominee. If you hold shares in your own name and would like to exercise your cumulative voting rights, you must do so by mail. If you hold shares beneficially through a broker, trustee or other nominee and wish to cumulate votes, you should follow the instructions on the voting instruction form.

Say-on-Pay vote

The votes cast "for" must exceed the votes cast "against" to approve the advisory resolution on the compensation disclosed in this Proxy Statement of our NEOs identified on page 43 — the say-on-pay vote. This resolution is not intended to address any specific item of compensation, but rather the overall compensation of the NEOs and the compensation philosophy, policies and procedures described in this Proxy Statement. Because your vote is advisory, it will not be binding on the Board or the Company. The Board will review the voting results and take them into consideration when making future decisions regarding executive compensation. Abstentions and broker non-votes will have no effect on the outcome of this proposal. We will hold an advisory vote on say-on-pay on an annual basis until we next hold an advisory vote of shareholders on the frequency of such votes as required by law.

Ratification of the appointment of the independent accountant and approval of the shareholder proposal

The votes cast "for" must exceed the votes cast "against" to ratify the appointment of the independent accountant for the year ending December 31, 2019 and for the approval of the shareholder proposal. Abstentions and broker non-votes will have no effect on the outcome of either item. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take into consideration our shareholders' views.

Board Recommendations

The Board recommends a vote:

- ⊘ **FOR** the election of the nominated slate of directors (Proposal 1);

- ⊘ **FOR** the approval, on an advisory basis, of the resolution approving the compensation of our NEOs, as disclosed in this Proxy Statement (Proposal 2);

- ⊘ **FOR** the ratification of the appointment of D&T as the Company's independent accountant for the year ending December 31, 2019 (Proposal 3); and

- ⊗ **AGAINST** the shareholder proposal (Proposal 4).

The Board is not aware of any other matters that will be brought before the shareholders for a vote. If any other matters properly come before the meeting, the proxy holders will vote on those matters in accordance with the recommendations of the Board or, if no recommendations are given, in accordance with their own judgment. The shareholder proposal will be voted on only if properly presented at the meeting.

Delivery of Annual Reports and Proxy Statements to a Shared Address and Obtaining a Copy

If you and one or more shareholders share the same address, it is possible that only one Internet Notice, Annual Report or Proxy Statement was delivered to your address. Registered shareholders at the same address who wish to receive separate copies of the Internet Notice, the Annual Report or Proxy Statement may:

• Call the Company's Shareholder Services Department at 1-602-250-5511;
• Mail a request to Shareholder Services at P.O. Box 53999, Mail Station 8602, Phoenix, Arizona, 85072-3999; or
• E-mail a request to: shareholderdept@pinnaclewest.com.

The Company will promptly deliver to you the information requested. Registered shareholders who share the same address but wish to receive one Internet Notice, Annual Report or Proxy Statement may contact the Company through the same methods listed above. Shareholders who own Company stock through a broker and who wish to receive single or separate copies of the Internet Notice, Annual Report or Proxy Statement should contact their broker.

You may access our Annual Report and Proxy Statement via the Internet. Copies of the Annual Report and Proxy Statement are available on the Company's website (www.pinnaclewest.com) and will be provided to any shareholder promptly upon request. Shareholders may request copies from Shareholder Services at the telephone number or addresses set forth above, or as described on the Internet Notice.

Shareholder Proposals for the 2020 Annual Meeting

To be included in the proxy materials for the 2020 Annual Meeting of Shareholders (the "2020 Annual Meeting"), any shareholder proposal intended to be presented must be received by our Corporate Secretary no later than November 29, 2019 at the following address:


Corporate Secretary
Pinnacle West Capital Corporation
400 North Fifth Street, Mail Station 8602
Phoenix, Arizona 85004


A shareholder who intends to present a proposal at the 2020 Annual Meeting, but does not wish it to be included in the 2020 proxy materials, must submit the proposal no earlier than January 16, 2020 and no later than the close of business on February 15, 2020.

Proxy Solicitation

The Board is soliciting the enclosed proxy. The Company may solicit shareholders over the Internet, by telephone or by mail. The Company has retained D.F. King & Co., Inc. to assist in the distribution of proxy solicitation materials and the solicitation of proxies for $11,000, plus customary expenses, and fees for additional services requested which are expected to not exceed $35,000. The costs of the solicitation will be paid by the Company. Proxies may also be solicited in person, by telephone or electronically by Company personnel who will not receive additional compensation for such solicitation. As required, the Company will reimburse brokerage houses and others for their out-of-pocket expenses in forwarding documents to beneficial owners of our stock.

Other Matters

Related Party Transactions

The Corporate Governance Committee is responsible for reviewing and approving all transactions with any related party, which consists of any of our directors, director nominees, executive officers, shareholders owning more than 5% of the Company's common stock and, with respect to each of them, their immediate family members and certain entities in which they are an officer or a shareholder, partner, member or other participant who, directly or indirectly, has a substantial ownership interest in or otherwise substantially controls or shares control of such entity (a "Related Party"). This obligation is set forth in writing in our Statement of Policy Regarding Related Party Transactions (the "Policy").

To identify Related Party Transactions, as defined in the Policy, each year the Company requires our directors and officers to complete director and officer questionnaires identifying any transactions with the Company in which a Related Party has an interest. We review Related Party Transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. The Code of Ethics requires all directors, officers, and employees who may have a potential or apparent conflict of interest to notify the Company's management. In addition, the Policy specifically provides that any Related Party Transaction must be approved or ratified by the Corporate Governance Committee. A "Related Party Transaction" is any transaction or a series of similar transactions in which the Company or any of its subsidiaries is or was a participant, where the amount involved exceeds $120,000 in the aggregate, and in which any Related Party has a direct or indirect material interest, other than:

- Transactions in which rates or charges are fixed in conformity with law or governmental authority (such as APS rates approved by the ACC);
- Transactions in which the rates or charges are determined by competitive bid; or
- The payment of compensation by the Company to the executive officers, directors, or nominees for directors.

Based on the Policy, SEC rules, and our review, we had no Related Party Transactions in 2018.

Human Resources Committee Interlocks and Insider Participation

The members of the Human Resources Committee in 2018 were Ms. Munro, Drs. Cortese and Herberger and Messrs. Fox and Lopez. None of the members of the Human Resources Committee is or has been an officer or employee of the Company or any of its subsidiaries and no executive officer of the Company served on the compensation committee or board of any company that employed, or had as an officer, any member of the Human Resources Committee or the Board.

Helpful Resources

Our Company

Pinnacle West Capital Corporation:	*http://www.pinnaclewest.com*
APS:	*http://www.APS.com*

Annual Meeting

Annual meeting online:	*http://www.virtualshareholdermeeting.com/PNW*
Proxy materials:	*http://www.proxyvote.com*

Board of Directors

Pinnacle West Board:	*http://www.pinnaclewest.com/about-us/corporate-governance/board-of-directors/*

Board Committees:

Audit Committee Charter:	*http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/audit-committee/*
Corporate Governance Committee Charter:	*http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/corporate-governance-committee*
Finance Committee Charter:	*http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/finance-committee*
Human Resources Committee Charter:	*http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/human-resources-committee/*
Nuclear and Operating Committee Charter:	*http://www.pinnaclewest.com/about-us/corporate-governance/committee-summary/nuclear-and-operating-committee/*

Governance Documents

Code of Ethics and Business Practices:	*http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-and-business-practices/*
Code of Ethics for Financial Executives:	*http://www.pinnaclewest.com/about-us/corporate-governance/code-of-ethics-for-financial-executives/*
Corporate Governance Guidelines:	*http://www.pinnaclewest.com/about-us/corporate-governance/corporate-governance-guidelines/*

Other

Corporate Responsibility Report:	*http://www.pinnaclewest.com/corporate-responsibility/*
Political Participation Policy:	*http://www.pinnaclewest.com/about-us/corporate-governance/Political-Participation-Policy*
Report on the Human Resources Committee on the Feasibility of linking Executive Compensation Metrics to the Accomplishment of Paris Aligned Greenhouse Emission Reduction Objectives:	*http://s22.q4cdn.com/464697698/files/doc_downloads/governance/Human_Resources_Committee_Report_r1-FINAL.pdf*

The information contained in these documents and websites are not incorporated by reference.

This Proxy Statement contains forward-looking statements based on current expectations. These forward-looking statements are often identified by words such as "estimate," "predict," "may," "believe," "plan," "expect," "require," "intend," "assume" and similar words. Because actual results may differ materially from expectations, we caution you not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from outcomes currently expected or sought by us. A discussion of some of these risks and uncertainties is contained in our Annual Report on Form 10-K and is available on our website at pinnaclewest.com, which you should review carefully before placing any reliance on our forward-looking statements or disclosures. We assume no obligation to update any forward-looking statements, even if our internal estimates change, except as may be required by applicable law.

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Keeping Arizona On

VIBRANT ECONOMY

Arizona is growing, and we are ready to support that growth today and into the future.

- Arizona is the fourth fastest-growing state in the U.S. according to census data

- We are planning for 340,000 new customers and 30% increase in energy needs by 2030

- In 2018, we helped attract 17 new companies to our service territory, creating 3,800 new jobs and driving $1.3 billion in capital investment

CLEANER ENERGY, MORE ADVANCED GRID

Our energy mix is 50% clean, and we are pursuing more ways to provide clean, affordable and reliable energy to our customers.

- Palo Verde Generating Station, the nation's largest energy producer for 27 consecutive years, contributes nearly 70% of Arizona's clean-air energy with carbon-free nuclear

- Our total solar energy capacity grew to 1.4 GW in 2018, which ranked us #5 in our industry

- In 2018, we devoted $700 million to operate, maintain, expand and modernize the grid

- We are harnessing "big data" to improve operations and customer service

WHAT'S NEXT

We are investing in technologies that will promote electrification and support a sustainable energy future for Arizona.

ELECTRIC CARS

- Customers can charge electric cars for the equivalent of 30 to 90 cents per gallon of gasoline using our off-peak and super off-peak rates

- Our proposal to add 100 charging stations could avoid 40,000 gallons of gasoline use and more than 780,000 pounds of carbon emissions each year

ENERGY STORAGE

- We're adding 850 megawatts of battery storage by 2025—one of the largest storage initiatives in the country

- By pairing batteries with solar plants, we can deliver solar energy after sunset, when customers' energy use is peaking

PINNACLE WEST

CAPITAL CORPORATION